NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

March 6, 2023

GILDAN®

Gildan is one of the world's largest manufacturers of apparel.

Our VISION is to leverage our vertically-integrated manufacturing model, and the expertise and scale we have built over the years, to positively influence how apparel is made.

Our MISSION is to create value in everything we do:
- We create value for customers by delivering superior quality products for the whole family at affordable prices.
- We have a positive influence on the communities where we operate by acting responsibly and generating positive economic impacts.
- We empower our employees to succeed while treating them with respect and dignity, and we know they are the key to our success.
- We create value for our shareholders through earnings and sales growth, industry-leading margins, and a commitment to ongoing operational excellence.
- We pursue continuous improvement in every phase of the manufacturing process – from yarn-spinning to textiles to sewing to distribution.

Our CORE VALUES install a sense of ownership, pride, and accountability which serve to drive future growth and success in a manner which benefits our people, our communities, our environment, and our shareholders collectively.

OUR CORE VALUES







WE OPERATE RESPONSIBLY   **WE ACT LIKE ENTREPRENEURS**   **WE BELIEVE IN OUR PEOPLE**

MESSAGE TO SHAREHOLDERS

Dear shareholders:

It is our pleasure to invite you to attend the annual and special meeting of shareholders on May 4, 2023, at 10:00 a.m. EDT. This year's meeting will be held by live audio webcast to make it accessible to all shareholders. We encourage you to participate, vote your shares, and engage with us during the meeting.



Donald C. Berg
Chair of the Board
of Directors

Glenn J. Chamandy
President and
Chief Executive Officer

In 2022, Gildan delivered strong performance with record sales and net earnings of $3.24 billion and $542 million, respectively, returning $573 million to shareholders through a combination of share repurchases and dividend payments. We are pleased with Gildan's 2022 results and our progress on advancing the Gildan *Sustainable Growth* strategy, which focuses on expanding manufacturing capacity, driving innovation, and continuing to progress on ESG initiatives. We are extremely proud of the entire Gildan team around the world and sincerely thank everyone for their hard work and dedication. We would also like to thank the members of the board for their guidance and support throughout the year.

The board is confident that Gildan's leadership team, with their shared passion for excellence and creating value for stakeholders, will be able to maintain focus and deliver on the Company's strategic objectives which will grow Gildan's top line revenue and earnings per share, while also allowing Gildan to continue to increase its dividend and buy back shares consistent with current practices. The Company is also well positioned to find opportunities to leverage Gildan's competitive strengths, notwithstanding headwinds in the global macroeconomic environment which have been observed at the tail end of 2022 and continue into early 2023.

A STRONG ESG POSITION

Gildan made great strides this year strengthening its position as a leading responsible apparel manufacturer. At the beginning of 2022, the Company further solidified its ESG commitment through the launch of the *Next Generation ESG* strategy. Later in the year, Gildan tied its financing costs to the achievement of important ESG targets in the areas of climate change, circularity, and diversity, equity, and inclusion through a sustainability-linked loan. The board is pleased with the progress made towards the achievement of the Company's ESG targets and of the strong recognitions it received during the year, including Gildan's inclusion for the tenth consecutive year in the Dow Jones Sustainability Index (one of the world's leading ESG performance rankings for publicly traded companies). Gildan was also recognized by Corporate Knights on its Global 100 list of the world's most sustainable corporations and its list of Canada's top 50 corporate citizens.

UPCOMING ANNUAL AND SPECIAL MEETING

At the upcoming annual and special meeting of shareholders, you will be asked to vote on the following items:

Election of directors – Ten of the 11 directors currently serving on Gildan's board are standing for re-election this year. Each is knowledgeable, qualified, and experienced, and is committed to serving the best interests of the Company. Russell Goodman, who has been on Gildan's board since December 2010, will be retiring from the board in May 2023. Russell has served as a valuable member of all three of Gildan's board committees, including serving as chair of the

Audit committee from February 2012 until February 2021. On behalf of the entire board of directors, we would like to extend our sincere appreciation for Russell's many years of service and for his strong insights and contributions over the last 12 years. We wish him the very best.

Our corporate strategy focuses on expanding low-cost capacity, driving product innovation and cementing and communicating ESG as a core focus for our organization.

Appointment of auditors – You will vote on appointing KPMG, chartered accountants, to serve as Gildan's independent auditors for the coming year. KPMG provides audit, audit-related, and tax services to Gildan and we benefit from their expertise and knowledge of our business through a relationship which is appropriately governed by our Audit committee.

Renewal of shareholders rights plan – You will also vote on special business, including approving, ratifying, and renewing Gildan's shareholder rights plan. The proposed shareholder rights plan was adopted by the board on February 21, 2023, and will replace Gildan's current shareholder rights plan, which is set to expire at the conclusion of the annual and special meeting on May 4, 2023. A primary purpose of the shareholder rights plan is to serve shareholders' best interests by limiting acquisitions which may be exempt from formal take-over bid requirements and ensuring that all shareholders are treated fairly in connection with any takeover bid or other bid for acquisition or control of the Company.

LTIP amendments – You will vote on amendments to our LTIP. The first request is for a modest increase in the share reserve, which will assist us in continuing to attract and retain top leadership talent and key employees, and to motivate them to help us deliver our strategy and create value for shareholders. The last time we asked shareholders to approve an increase in the share reserve was in 2006. The other amendment to the LTIP is to update the amendment provision to align with current best practices and recently adopted equity incentive plans, and to meet the requirements of the stock exchanges where Gildan shares are listed.

Advisory vote – As we do every year, we are holding our annual advisory vote on our approach to executive

compensation. While this vote is non-binding, we look forward to receiving your feedback on this important matter.

You can find more details about each item of business beginning on page 14 of this management information circular. The board supports, and we encourage you to vote FOR, each of these five items of business.

You will also be asked to consider the shareholder proposal as set out in Appendix E of the management information circular. The board recommends you vote AGAINST this item based on Gildan's priority of operating responsibly, ethically, and transparently, its 20-year track record on ESG, and its *Next Generation ESG* strategy and future targets (see pages 6, 21 and 48).

We have been working hard to improve the clarity and substantive content of the management information circular to help shareholders make more informed decisions. We hope you will find these efforts to be beneficial to you, and that you will take time to read the management information circular before you vote your shares.

We are extremely proud of the entire Gildan team around the world and sincerely thank everyone for their hard work and dedication.

Finally, we look forward to hosting you virtually at our 2023 annual and special meeting of shareholders. If you cannot participate in the live webcast, please send your completed proxy form or voting instruction form before 10:00 a.m. EDT on May 2, 2023. If you are able to attend the meeting and prefer to vote online in real time, you can find information about the voting process beginning on page 9.

Your vote is important, and we thank you for your trust and support as a Gildan shareholder.

Sincerely,

Donald C. Berg
Chair of the Board
of Directors

Glenn J. Chamandy
President and
Chief Executive Officer



WHAT'S INSIDE

KEY CONCEPTS AND TERMS

The following key concepts and terms are used throughout this document:

- *we*, *us*, *our*, *Company*, and *Gildan* mean Gildan Activewear Inc., a company incorporated under the CBCA
- *you*, *your*, and *shareholder* mean holders of Gildan common shares
- *circular* means this 2023 management information circular, unless indicated otherwise
- *shares* and *Gildan shares* mean common shares of Gildan
- when the term Relative is used before a measure, it serves to compare a Gildan measure (such as TSR) to the same measure of our compensation comparator group on a relative basis
- all dollar ($) amounts are in US dollars, Gildan's functional and reporting currency, unless indicated as C$ for Canadian dollars
- where a term is described as a non-GAAP financial measure or ratio, it means that the measure or ratio is not recognized for financial statement presentation under IFRS, does not have a standardized meaning prescribed by IFRS and may, therefore, not be comparable to similar measures or ratios presented by other entities and, accordingly, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS
- information provided in this circular is as at March 6, 2023, unless indicated otherwise

Adjusted diluted EPS	Adjusted diluted earnings per share, which is calculated as adjusted net earnings, divided by the diluted weighted average number of our common shares outstanding. This is a non-GAAP financial ratio. See *About non-GAAP measures and ratios* on page 99 in this circular
Audit committee	Audit and finance committee of the board
CAGR	Compound annual growth rate
CBCA	Canada Business Corporations Act
Company	Gildan Activewear Inc. (Gildan)
DEI	Diversity, equity, and inclusion
DPSP	Deferred Profit Sharing Plan
DSUs	Deferred share units
ERM	Enterprise risk management
ESG	Environmental, social and governance
GAAP	Generally accepted accounting principles
GHG	Greenhouse gas
GICS	Global Industry Classification Standard
Governance committee	Corporate governance and social responsibility committee of the board
GRI	Global Reporting Initiative
HR committee	Compensation and human resources committee of the board
IFRS	International Financial Reporting Standards
Intermediary	An intermediary that shareholders deal with in respect of their shares, such as a securities dealer or broker, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans
KPMG	KPMG LLP
LTIP	Long-term incentive plan
MD&A	Management's discussion and analysis
NCIB	Normal course issuer bid
Non-treasury RSUs	Restricted share units, which are non-dilutive to existing equity of the Company and settled in cash or common shares purchased on the open market (through a third-party broker as directed by Gildan). Non-treasury RSUs may vest based on time or performance
NYSE	New York Stock Exchange
Objecting non-registered shareholders	Non-registered (beneficial) shareholders who object to their intermediary disclosing their share ownership information to us
Options	Stock options
PSUs	A type of RSU that vests solely on the basis of performance
Revenue	Net sales
Adjusted RONA	Return on adjusted average net assets, which is defined as the ratio of return to average net assets for the last five quarters. This is a non-GAAP financial ratio. See *About non-GAAP measures and ratios* on page 99 in this circular
RRSP	Registered Retirement Savings Plan
RSUs	Restricted share units. This term is broadly defined to include Non-treasury RSUs, Treasury RSUs, and PSUs (collectively referred to as RSUs, individually referred to as an RSU)
SARs	Share appreciation rights, which are non-dilutive to existing equity of the Company
SERP	Supplemental executive retirement plan

STIP	Short-term incentive plan
SSP	Supplemental savings plan
TCFD	Task Force on Climate-Related Financial Disclosures
Transfer agent	Computershare Investor Services Inc. (Computershare), Gildan's transfer agent and registrar
Treasury RSUs	Restricted share units, which are dilutive to the existing equity of the Company and settled in common shares issued from Gildan's treasury
TSR	Total shareholder return
TSX	Toronto Stock Exchange
WTW	Willis Towers Watson, a public limited company

OUR COMMITMENT TO ESG

Gildan is a leader in efficient, ethical, and sustainable apparel manufacturing.

In early 2022, we unveiled our *Next Generation ESG* strategy and future targets that seek to tackle global environmental, social, and governance priorities. Building on our 20-year track record in ESG, we are committed to making meaningful advancements across our five areas of focus, including: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure, by achieving the following targets by 2030:

- Reduce scope 1 and scope 2 GHG emissions by 30% (compared to a 2018 baseline)
- Reduce water intensity by 20% (compared to 2018 baseline)
- Source 100% sustainable cotton by 2025
- Zero manufacturing waste by 2027
- Source 30% recycled polyester or alternative fibre yarn by 2027
- Ensure 75% of packaging and trims[1] contain recycled or sustainable materials by 2027
- Achieve gender parity for Gildan's employee group encompassing the Director level and above by 2027

In 2022, we made advancements in our areas of focus: (i) we tied the performance of ESG objectives to executive compensation by including ESG goals in our short-term incentive plan, (ii) we amended our credit facility agreement to incorporate sustainability-linked terms, becoming the first Canadian apparel manufacturing company to tie financing costs to the achievement of certain ESG-related goals, and (iii) we published our first stand-alone Climate Change Disclosure Report.

AWARDS AND RECOGNITION

Dow Jones Sustainability Index

Corporate Knights – Global 100 Most Sustainable Corporations

S&P Global Sustainability Yearbook

Included in CDP's Leadership Band in their 2022 Climate Change report

2022 Carbon Clean 200™ list

AREAS OF FOCUS

    

CLIMATE, ENERGY, AND WATER	CIRCULARITY	HUMAN CAPITAL MANAGEMENT	LONG-TERM VALUE CREATION	TRANSPARENCY AND DISCLOSURE
Pave the way towards a low carbon future while reducing water intensity by optimizing our operations and investing in renewable energy.	Heighten focus on sourcing sustainable raw materials and enhancing sustainable waste management initiatives.	Continue to respect human rights, enhance health and safety systems, and work towards gender parity.	Positively impact economic development in regions where we operate with value-driven community investments and volunteerism.	Enhance and strengthen ESG disclosures, providing all stakeholders with robust, transparent, and decision-useful information.

1. Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS



You are invited to attend the 2023 annual and special meeting of shareholders of Gildan. Please note that this will be a virtual meeting by live audio webcast to make the meeting more accessible to all shareholders and to maximize shareholder attendance.

When
10:00 a.m. EDT
May 4, 2023

Where
https://web.lumiagm.com/417909524 🎧

Items of business
1. Receive the annual consolidated financial statements for the fiscal year ended January 1, 2023
2. Appoint the auditors
3. Elect the directors
4. Approve, ratify, and renew our shareholder rights plan
5. Approve amendments to our LTIP
6. Have a say on our approach to executive pay
7. Consider the shareholder proposal set out in Appendix E of the management information circular
8. Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on March 6, 2023 (the *record date*), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to participate in the meeting, where registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.

Your vote is important, so please remember to vote your shares. Voting information begins on page 9 of the attached management information circular.

We look forward to hosting you at our virtual meeting on May 4, 2023.

[signature]

Michelle E. Taylor
Vice President, General Counsel and Corporate Secretary
Montréal, Québec, Canada

March 6, 2023

HOW TO ACCESS THE MEETING MATERIALS

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2023 annual and special meeting of shareholders to our registered and non-registered shareholders. This includes the 2023 management information circular and our audited annual consolidated financial statements for the year ended January 1, 2023. These documents are available on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Online access to the materials reduces paper and mailing costs.

Your package includes a copy of this notice and a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). If you are a non-registered shareholder and object to your intermediary disclosing your share ownership information to us, you will not receive these materials unless your intermediary assumes the cost of delivery.

If you would like to receive a printed copy of our 2023 management information circular and 2022 audited financial statements before the meeting, please call 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America) and a copy will be sent to you free of charge

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n'ont qu'à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com)

Questions?

Contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America). You can also e-mail them at contactus@kingsdaleadvisors.com.

MANAGEMENT INFORMATION CIRCULAR



The 2023 annual and special meeting of shareholders will be held on May 4, 2023 at 10:00 a.m. EDT (unless otherwise postponed or adjourned). The meeting will be held by live audio webcast at https://web.lumiagm.com/417909524. You have received this circular because you owned common shares of Gildan as of the close of business on March 6, 2023 (the *record date*) and are entitled to receive notice of the meeting and vote your shares. Information about how to vote your shares and attend the meeting begins on page 9.

By this circular, management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by telephone or personally by a Gildan officer or employee. We pay for the solicitation costs other than the cost of soliciting the proxies of non-registered shareholders who have requested that their intermediary not release their share ownership information to us (see below and page 9 to read more about non-registered shareholders).

We have engaged Kingsdale Advisors as our strategic shareholder advisor and proxy solicitation agent and will pay them approximately C$60,500 for proxy solicitation services in addition to certain out-of-pocket expenses.

Gildan's board has approved the contents of this circular and has authorized us to send it to all shareholders of record.

Michelle E. Taylor
Vice President, General Counsel and
Corporate Secretary
Montréal, Québec, Canada

March 6, 2023

HEAD OFFICE
Gildan Activewear Inc.
600 de Maisonneuve
Boulevard West
33rd floor
Montréal, Québec, Canada
H3A 3J2

About notice and access

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2023 annual and special meeting to our registered and non-registered shareholders. This includes the 2023 management information circular and our audited annual consolidated financial statements for the year ended January 1, 2023. These documents are available on our website (www.gildancorp.com) and have been filed with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) on EDGAR (www.sec.gov). Online access to the materials reduces paper and mailing costs.

Your package includes a copy of the notice of our 2023 annual and special meeting of shareholders (with information about how to access the meeting materials) and a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder, unless you have elected to receive the form electronically). We have sent copies of the notice of the meeting to the clearing agencies and intermediaries to distribute the notice with the voting instruction form to our non-registered shareholders. Intermediaries are required to forward the materials to non-registered shareholders and often use a service company such as Broadridge Financial Solutions or Computershare Investor Services Inc. in Canada for this purpose. We do not pay for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us. Therefore, objecting non-registered shareholders will not receive the materials unless their intermediary assumes the cost of delivery. See page 9 for information about registered and non-registered shareholders.

If you would like to receive a free printed copy of the meeting materials, please call:
- 1-866-964-0492 (toll-free in North America), or
- 1-514-982-8716 (outside North America)

VOTING INFORMATION

WHO CAN VOTE

If you held Gildan common shares at the close of business on March 6, 2023, you are eligible to receive this notice and vote your shares at the meeting.

Each common share you own is entitled to one vote. All voting matters scheduled to be voted upon are ordinary resolutions and are passed by a simple majority.

As at March 6, 2023, we had 179,795,788 Gildan common shares issued and outstanding. As of that date, none of our directors or officers were aware of anyone who owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to voting securities of Gildan.

HOW TO VOTE

You can vote your shares in advance or at the shareholder meeting. There are different voting methods and they depend on whether you are a registered shareholder or a non-registered shareholder.

Registered shareholders	Non-registered (beneficial) shareholders
Your shares are registered directly in your name with our transfer agent You have a physical share certificate or you hold the shares electronically through the direct registration system (DRS) in the records of our transfer agent	Your shares are registered in the name of either of the following and you are the beneficial owner of the shares: • in the name of an intermediary that you deal with such as a securities dealer or broker, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans, or • in the name of a clearing agency and your intermediary is a participant

Your package includes the notice of the meeting and a proxy form if you are a registered shareholder. If you are a non-registered shareholder, your package includes the notice of the meeting and a voting instruction form (unless you have elected to receive the form electronically).

VOTING YOUR SHARES IN ADVANCE

Voting by proxy is the easiest way to vote. It means you have the right to appoint a person or entity (your *proxyholder*) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder but must attend the meeting and vote your shares on your behalf.

Each shareholder has the right to appoint someone other than the Gildan representative(s) named on their proxy form to represent them at the meeting.

NOTE

If you receive more than one package in the mail, it means that you hold your Gildan shares in more than one account. You may have these accounts with brokers or other intermediaries or with our transfer agent, as applicable. Follow the instructions on each form as you will need to vote your shares in each account separately.

Registered shareholders

Print the name of the person or entity you want to appoint as your proxyholder in the blank space provided on the proxy form and cross out the names of the Gildan representatives. Then complete your voting instructions and send them to our transfer agent in one of three ways:


By phone
Call 1-866-732-VOTE (8683) toll-free
You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded. If you vote by phone, only the Gildan representatives named on the proxy form can serve as your proxyholder. You cannot appoint another person to be your proxyholder.


On the internet
Go to www.investorvote.com
You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded.


By mail
Follow the instructions on your proxy form. Complete the form, sign it and date it, and mail it in the postage-paid envelope included in your package.

All completed proxy forms must be received by **our transfer agent before 10:00 a.m. EDT on May 2, 2023, or two business days before the new date if the meeting is postponed or adjourned.**

Your package should include a self-addressed envelope. if it is missing, please send your completed proxy form to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1

Your proxyholder must attend the meeting and vote your shares according to your instructions.

If you do not appoint your own proxyholder, the Gildan representatives named on the proxy form will act as your proxyholder and will vote your shares according to your instructions.

If you sign and return the proxy form but do not give your voting instructions or specify that you want your shares withheld, the Gildan representatives will vote in the following manner:
FOR the following five items of business:
- FOR the appointment of KPMG as Gildan's independent auditors and the fees to be paid as recommended by the Audit committee and set by the board
- FOR each nominated director
- FOR the approval to ratify and renew our shareholder rights plan
- FOR the two amendments to our LTIP
- FOR the advisory resolution on our approach to executive compensation as described in this circular
and AGAINST the following item of business:
- AGAINST the shareholder proposal set out in Appendix E.

If there are amendments or variations to the items of business or any other matters that are properly brought before the meeting, your proxyholder has the discretion to vote on the matter using their best judgment.

QUESTIONS?

If you have questions about voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors:

By phone
1-888-518-6813 (toll-free within North America)
1-416-867-2272 (collect call outside North America)

By e-mail
contactus@kingsdaleadvisors.com

Non-registered shareholders

Carefully follow the instructions provided by your intermediary for submitting your voting instructions in advance. Note that the methods and deadline for submitting the completed voting instruction form or proxy form may vary by intermediary.

Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

ATTEND THE MEETING AND VOTE YOUR SHARES IN REAL TIME

Registered and non-registered shareholders can attend the meeting and vote shares in real time, or you may appoint someone other than the Gildan representatives named on your proxy form to be your proxyholder to attend the meeting and vote your shares on your behalf. The steps to attend, vote, and ask questions at the meeting are set out below for both registered and non-registered shareholders.

Registered shareholders

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the meeting and ask questions.

Your control number allows you entry into the meeting.

If you want to appoint someone to be your proxyholder, follow the two-step process below:

Step 1 – Print the name of that person or entity in the blank space provided on the proxy form sent to you, complete your voting instructions, and then return the form in one of the ways indicated on the form (see page 10).

Step 2 – Then register your third-party proxyholder to receive an *invite code* so they can participate in the meeting. Go to http://www.computershare.com/gildan before 10:00 a.m. EDT on May 2, 2023 to provide Computershare with the proxyholder's contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting.

Non-registered shareholders

As a non-registered or beneficial shareholder, you can appoint yourself as proxyholder or another person to attend, vote, or ask questions at the meeting. You cannot use your voting instruction form to vote directly at the meeting.

Follow the two-step process below:

Step 1 – Print your own name to appoint yourself as proxyholder or the person you wish to appoint as your proxyholder in the space provided on the voting instruction form sent to you, and carefully follow the instructions provided by your intermediary. Be sure to send the form right away so they receive it and can act on the information before their deadline.

Step 2 – Then register yourself or your third-party proxyholder to receive an *invite code* to participate in the meeting. Go to http://www.computershare.com/gildan before 10:00 a.m. EDT on May 2, 2023 to provide Computershare with the proxyholder's contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting.

If you are a non-registered shareholder in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must follow some additional steps:
- You must also obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. Submit your completed legal proxy form to our transfer agent.

PLEASE NOTE

To participate in the online meeting:
- registered shareholders must have a control number
- duly appointed proxyholders (including non-registered shareholders appointing themselves as proxyholder) must have an invite code they received via e-mail from our transfer agent. Requests for invite codes must be submitted to our transfer agent before 10:00 a.m. EDT on May 2, 2023. The invite code allows duly appointed proxyholders to attend, vote, and ask questions at the meeting. Otherwise, they can only attend the meeting as a guest and listen to the proceedings.

QUESTIONS?

If you have questions about participating in the meeting and voting your shares in real time, please call our transfer agent and registrar, Computershare Investor Services Inc.:

1-800-564-6253
(toll-free in North America)

1-514-982-7555
(outside North America)

- Requests for registration from non-registered shareholders located in the United States who wish to vote at the meeting or, if permitted, appoint a third-party as their proxyholder must send their request in writing:
  – By e-mail to USLegalProxy@computershare.com, or
  – By courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1.

  The e-mail or package must be labeled *Legal Proxy* and be received before 10:00 a.m. EDT on May 2, 2023. If you have questions, please contact your intermediary.

Participating in the meeting

Our 2023 annual and special meeting of shareholders will be held virtually via live audio webcast.

Participating in the meeting means you can attend, vote, and ask questions at the meeting.

We recommend that you log in at least one hour before the meeting starts so you have ample time to check in and complete any procedures. The meeting will begin promptly at 10:00 a.m. EDT on May 4, 2023, unless it is postponed or adjourned.

You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

> **TECHNICAL DIFFICULTIES?**
>
> If you experience technical difficulties during the check-in process or during the meeting, please call:
>
> 1-888-724-2416
> (toll-free in North America)
>
> 1-781-575-2748 (outside North America, long distance charges will apply)

Log in online at	https://web.lumiagm.com/417909524
If you are a registered shareholder	Click *"I have a login"* and enter the control number on your proxy form
If you are an appointed proxyholder	Click *Invitation* and enter the *invite code* you received by e-mail from our transfer agent (see below)
If you are a guest	Click *"I am a Guest"* and complete the online form

Duly appointed proxyholders who have requested an invite code from our transfer agent before 10:00 a.m. EDT on May 2, 2023 and have been registered as a third-party proxyholder will receive an e-mail from our transfer agent with an invite code for the meeting. The e-mail will be sent *after* the proxy deadline has passed.

Be sure to stay connected to the internet at all times during the meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the meeting.

Submitting questions

Following the formal portion of the meeting, we will hold a live question and answer session to respond to questions submitted in writing by registered shareholders and duly appointed proxyholders during the meeting.

The chair of the meeting has broad authority to conduct the meeting in an orderly manner that is fair to all shareholders and therefore may exercise broad discretion in the order in which questions are asked and the amount of time devoted to a question. The chair of the meeting reserves the right to edit or reject questions he deems inappropriate, or to limit the number of questions per shareholder so that as many shareholders as possible have an opportunity to ask questions.

CHANGING YOUR VOTE

If you change your mind about how you want to vote your shares, you can revoke your proxy form or voting instruction form and send new voting instructions.

Registered shareholders

You can change your vote in one of three ways:

- voting again by phone or on the internet or by sending in a new completed proxy form with a later date before the deadline specified on page 10 (the most recently dated voting instructions will be counted and voting instructions with a prior date will be disregarded)
- by sending a notice in writing to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1. The notice must be from you, or a person authorized to sign on your behalf, and must be received by Computershare before 10:00 a.m. EDT on May 2, 2023, the last business day before the meeting
- by any other matter permitted by law.

Non-registered shareholders

You must e-mail or send a written note to your intermediary.

Contact them right away about how to change or revoke your voting instructions. Intermediaries may set deadlines for receiving revocation notices farther in advance than the deadlines set out in this circular.

How to request paper copies

Shareholders can request a free paper copy of this circular and/or our annual consolidated financial statements up to one year from the date this circular was filed on SEDAR (www.sedar.com).

Before the meeting
Call Computershare Investor Services Inc.:
1-866-964-0492 (toll-free in North America)
1-514-982-8716 (outside North America)

After the meeting
Request the items online on our website:
(www.gildancorp.com).

ABOUT THE SHAREHOLDER MEETING

BUSINESS OF THE MEETING

At this year's meeting, shareholders will vote on six items of business, including one non-binding advisory vote. Each item is summarized below. A simple majority is required for each item to be passed. Except for items pertaining to their election or compensation, none of the directors or executive officers of Gildan have a material interest in any of the voting items.

We must have a quorum at the start of the shareholder meeting in order for the meeting to proceed and to transact business. This means we must have enough people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the annual consolidated financial statements

You will receive the 2022 annual consolidated financial statements for the fiscal year ended January 1, 2023 together with the auditors' reports. You can find a copy of our 2022 annual consolidated financial statements on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

> Please note that this is a non-voting item.

2. Appoint the auditors

You will vote on the appointment of KPMG, chartered professional accountants, to serve as Gildan's independent auditors for one year until the close of the next annual meeting of shareholders. KPMG's principal responsibilities are to report on Gildan's annual consolidated financial statements and internal controls over financial reporting. KPMG also provides various audit, audit-related, and tax services to us. These services must be pre-approved in accordance with our policy and procedures for pre-approval of audit and non-audit services (in effect since May 2012 and last updated in November 2022). Certain non-audit and tax-related services are prohibited under this policy (see page 15).

> The board recommends you vote FOR the appointment of KPMG as Gildan's independent auditors.

KPMG has served as Gildan's auditors since fiscal 1996. In assessing whether to recommend KPMG for reappointment, the board carefully considered both the benefits and potential risks of having a long-tenured auditor. The Audit committee examined the measures in place to ensure the independence of the auditors and to safeguard against any potential institutional familiarity that may impede the ability of the auditors to exercise appropriate professional skepticism. This included a review of the Audit committee's oversight procedures, such as the annual auditor evaluation and the use of audit quality indicators. The board also engaged with several of our largest institutional shareholders to gain their perspectives on the matter and to solicit feedback. At this time, the board deems the benefits of KPMG's strong knowledge of Gildan's business and processes, as well as KPMG's commitment to independence and audit quality, to exceed any potential audit quality risks resulting from KPMG's tenure. Gildan is committed to best practices in corporate governance and reporting, and auditor independence is closely monitored by the Audit committee in accordance with the procedures described below. The board will continue to reassess these benefits and risks every year as well as its approach and governance in this area.

The Audit committee provides robust and direct oversight of the external auditors as set out in the Audit committee's mandate, which was last reviewed and approved by the Audit committee in August 2022.

The mandate further sets out the responsibilities of the Audit committee including, but not limited to:
- monitoring the external auditors (conducting performance evaluations, overseeing relationships with Gildan, and overseeing direct reporting and accountability of the external auditors)
- reviewing and pre-approving the services provided by the external auditors and the fees paid to them
- ensuring that non-audit services do not include any prohibited services, and that there are no pre-approvals of services more than 12 months in advance.

The Audit committee reviews auditor independence and the performance of the external auditors every year based on several criteria. These criteria include (i) independence, objectivity, and professional skepticism, (ii) quality of the engagement team, (iii) communications between the Audit committee and the external auditor, (iv) quality of service (including consideration of audit quality indicators), (v) inspection findings and audit quality, and (vi) public reputation of the external auditor. The annual review takes into consideration the benefits and risks of having a long-tenured auditor as well as the controls and processes in place to ensure auditor independence. The Audit committee also assesses the auditor's use of data-driven tools, such as automation, analytics, and artificial intelligence, to ensure the Company is receiving the benefits of improved efficiencies, quality, and insights from such next-generation technologies. The committee draws overall conclusions in determining whether to recommend the external auditors for reappointment.

PROHIBITED SERVICES

The external auditors are prohibited from providing certain non-audit services. These include bookkeeping, tax planning, tax advisory services, financial information systems design and implementation, appraisal or valuation, actuarial services, internal audit outsourcing services, management functions, human resources, broker-dealer, investment advisor or investment banking services, legal services, and expert services unrelated to the audit.

The Audit committee also oversees the selection and rotation of the lead audit partner as part of good governance and in compliance with applicable regulations. This year, we welcomed a new lead audit partner following the completion of our fiscal 2022 audit. The previous audit partner served in the role from 2019 until then. As a best practice, upon the mandatory five-year rotation of the lead audit partner, we do not reappoint any lead audit partner who previously served in the role.

Our *policy for hiring of personnel of the external auditor* (in effect since January 2008) governs the hiring of personnel to ensure independence and compliance with regulatory requirements and rules of professional conduct for auditing services. This policy imposes a cooling off period to ensure that anyone hired from the external auditor for a financial reporting oversight role must complete a one-year cooling off period and that any covered person hired from the external auditor for a non-financial reporting role must complete a six-month cooling off period. The policy further ensures that close family members of a covered person cannot be hired for a financial reporting oversight role. A *covered person* includes anyone participating in the audit, individuals that the audit partner may report to, and any other person with managerial responsibilities relating to the audit.

The table below sets out the fees paid to KPMG for their collective services in the last two fiscal years, all of which were pre-approved by the Audit committee in accordance with Gildan policy, absent use of the *de minimus* exception provided for in Section 2.4 of *National Instrument 52-110 – Audit Committees*.

	2022	2021
Audit fees Includes professional services provided for the annual audit of our consolidated financial statements and the quarterly reviews of our interim financial statements, services provided in connection with statutory and regulatory filings or engagements, and services provided for private placement/offering memorandum. Also includes fees relating to KPMG's audit of the effectiveness of Gildan's internal control over financial reporting	C$2,884,500	C$2,513,250
Audit-related fees For translation services, and agreed-upon other procedures reporting in both years, and ESG assurance in 2022 only	C$273,000	C$160,500
Tax fees For services for tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies	C$717,750	C$705,500
Other fees For services outside of the categories listed above	–	–
Total	**C$3,875,250**	**C$3,379,250**

See page 35 to read more about the Audit committee and its activities in 2022. A copy of the Audit committee's mandate is available on our website (www.gildancorp.com) and in our 2022 annual information form (also available on our website as well as on SEDAR (www.sedar.com)).

3. Elect the directors (see page 22)

You will vote on electing ten directors to our board for a term of one year. All of the nominees are qualified and experienced and currently serve on the board. After serving for over 12 years, Russell Goodman has decided not to stand for re-election and will retire from the board at the end of the 2023 annual and special meeting of shareholders.

> The board recommends you vote FOR each nominated director.

Nine of the ten nominees are independent. The only non-independent director is Glenn J. Chamandy as he is President and CEO of Gildan. Mr. Chamandy brings tremendous insights and experience to the board including extensive knowledge of textiles, manufacturing, and the sector generally.

Donald C. Berg	Charles M. Herington
Maryse Bertrand	Luc Jobin
Dhaval Buch	Craig A. Leavitt
Marc Caira	Anne Martin-Vachon
Shirley E. Cunningham	Glenn J. Chamandy

Each elected director will serve a term of one year that ends at the end of the next annual meeting of shareholders or when a successor is elected, unless the director resigns or the seat otherwise becomes vacant.

You can read about director independence on page 46 and each nominated director in the profiles beginning on page 23. Details about the nomination process and director tenure begin on page 50.

4. Approve, ratify and renew our shareholder rights plan

Our shareholder rights plan has been in place since 2010 and is designed to limit acquisitions that are exempt from the formal take-over bid requirements and to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company. The current shareholder rights plan was last renewed and approved by shareholders at our 2020 shareholder meeting and is set to expire on May 4, 2023, the date of our 2023 annual and special meeting of shareholders, unless shareholders approve its renewal for another three-year period.

> The board recommends you vote FOR the shareholder rights plan.

The proposed shareholder rights plan is the same as the Company's existing shareholder rights plan, except that it includes minor amendments to permit the issuance and registration of rights under the shareholder rights plan in book entry form and other amendments of an administrative nature. Under Part VI of the TSX Company Manual, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption.

You will vote to confirm the adoption of and to ratify our shareholder rights plan, adopted by the board on February 21, 2023. On that date, Gildan also entered into a shareholder rights plan agreement with Computershare Investor Services Inc.

The ordinary resolution requires the approval of a majority of the votes cast by *independent shareholders* (as defined in the shareholder rights plan). Independent shareholders is generally defined to mean all holders of the common shares other than any acquiring person or offeror, their respective affiliates, associates, and persons acting jointly or in concert with any acquiring person or offeror, as well as certain employee benefit plans, stock purchase plans, deferred profit sharing plans, and similar plans or trusts for the benefit of employees. To the knowledge of management, as of the date of this circular, all of Gildan's shareholders qualify as independent shareholders. If the resolution is not approved by the Company's independent shareholders at the meeting, the shareholder rights plan and the rights issued under the plan will terminate at the close of our 2023 annual and special meeting of shareholders.

You can vote FOR or AGAINST the following ordinary resolution:

RESOLVED that:

The shareholder rights plan evidenced by the shareholder rights plan agreement entered into between Gildan and Computershare Investor Services Inc., as rights agent, dated February 23, 2023 and substantially as described in this management information circular dated March 6, 2023, be, and it is hereby, adopted and ratified;

Any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements, and to do and perform all acts and things, as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution, including compliance with all securities laws and regulations; and

The board of directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into, and such further documents to be executed, as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

> **NOTE**
>
> The shareholder rights plan is not expected to interfere with our day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter our financial condition, impede our business plans, or alter our financial statements. See Appendix B beginning on page 105 for more information.

The previous shareholder rights plan was adopted by the board on December 1, 2010, and approved and ratified by the shareholders at our annual meeting on February 9, 2011, and subsequently renewed for additional three-year periods at our annual meetings on February 6, 2014, May 4, 2017, and April 20, 2020.

The shareholder rights plan is designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a *permitted bid* (which requires a take-over bid to satisfy certain minimum standards designed to promote fairness), or with the concurrence of Gildan's board. If a take-over bid does not meet these minimum standards and the shareholder rights plan is not waived by the board, the shareholder rights plan provides that holders of Gildan common shares, other than the acquiror (or any affiliate or associate of the acquiror or any person acting jointly or in concert with the acquiror or an associate or affiliate), will be able to purchase additional shares at a significant discount to market, thus exposing the person(s) acquiring common shares to substantial dilution of their holdings.

By recommending the confirmation and ratification of the shareholder rights plan, it is not the intention of the board to preclude a take-over bid for control of Gildan. The shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid, as long as the bid meets the *permitted bid* criteria under the shareholder rights plan. Even where a take-over bid does not meet the permitted bid criteria, the board has a duty to consider any take-over bid and consider whether or not it should waive the application of the shareholder rights plan. In adopting the shareholder rights plan, the board considered the existing legislative framework governing take-over bids in Canada, as well as rights plans recently adopted by other TSX listed issuers and approved by their shareholders.

The board advises that it is in the best interests of Gildan and its shareholders to have a shareholder rights plan in place. The board did not adopt a shareholder rights plan in response to a specific proposal to acquire control of Gildan, nor is the board aware of a pending or threatened take-over bid. Having a shareholder rights plan does not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of Gildan and its shareholders. The shareholder rights plan will be in effect until the close of business on the date of Gildan's 2026 annual meeting of shareholders, with one renewal option for a three-year period, subject to shareholder approval.

The shareholder rights plan also does not preclude a shareholder from using the proxy mechanism of the CBCA to promote a change in Gildan's management or the board, nor does it affect the rights of shareholders to requisition a meeting of shareholders in accordance with the CBCA.

You can read a more detailed summary of the shareholder rights plan in Appendix B beginning on page 105. A copy of the entire shareholder rights plan agreement is available on our website (www.gildancorp.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

5. Approve amendments to our long-term incentive plan

You will vote on approving two amendments to the text of our LTIP. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. See Appendix C beginning on page 110 for a more detailed description of the features of the LTIP.

> The board recommends you vote FOR the two amendments to our LTIP.

The board is recommending two amendments to the plan text to ensure its effectiveness:
(i)   to increase the amount of Gildan common shares authorized for issuance under the LTIP
(ii)   to revise the amendment provisions for the LTIP in order to align with current best practices and recently adopted equity incentive plans and to meet the requirements of the stock exchanges where Gildan shares are listed.

These two amendments were approved by the board on February 21, 2023, subject to approval by the TSX and shareholders. On March 13, 2023, the TSX conditionally approved the two amendments, subject to shareholder approval. Shareholders last approved an amendment to the LTIP to increase the share reserve in 2006.

At the meeting, shareholders will be asked to consider, and to approve two ordinary resolutions confirming these amendments as set out below:

You can vote FOR or AGAINST the following ordinary resolutions:

(i) INCREASE OF RESERVE

Upon motion, duly proposed and seconded, it was resolved:

THAT *subject to approval of the TSX, the amendment and restatement of the LTIP in order to increase the number of common shares reserved for issuance under the LTIP pursuant to the exercise of options and the vesting of dilutive RSUs by the addition of 1,797,219 common shares, such that following such increase, the fixed maximum number of common shares reserved for issuance under the LTIP will be equal to 13,797,851 common shares (representing 7.67% of the total issued and outstanding common shares as of March 6, 2023), be and is hereby approved and ratified;*

THAT *any officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to do and perform all such other acts and things and to sign, execute and deliver all such other documents, agreements, certificates and instruments as he or she may, in his or her sole discretion, consider necessary, appropriate, useful, or advisable to implement these resolutions; and*

THAT *the board of directors of the Company be and is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed, as may be deemed necessary, appropriate, useful, or advisable to implement these resolutions.*

(ii) AMENDMENT PROVISION

Upon motion, duly proposed and seconded, it was resolved:

THAT *subject to approval of the TSX, the amendment and restatement of the LTIP to amend the amendment provision thereof, the whole substantially as described in the management information circular of the Company dated March 6, 2023, be and is hereby approved and ratified;*

THAT *any officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to do and perform all such other acts and things and to sign, execute and deliver all such other documents, agreements, certificates and instruments as he or she may, in his or her sole discretion, consider necessary, appropriate, useful or advisable to implement these resolutions; and*

THAT *the board of directors of the Company be and is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed, as may be deemed necessary, appropriate, useful or advisable to implement these resolutions.*

More about the amendments to the LTIP

Reasons for the increase of issuable common shares

Gildan relies on the granting of options and Treasury RSUs to attract, retain, and motivate its officers and key employees and to align management's interests with the creation of long-term shareholder value. The HR committee and the board also believe that options and Treasury RSUs have played a significant role in the Company's achievement of strong results and increases in share price over time. As such, it is important that Gildan hold a sufficient reserve of common shares for issuance under the LTIP in order to stay sufficiently competitive in its recruitment and retention activities, and to maintain flexibility in its long-term incentive compensation practices.

Over the years, Gildan has made judicious use of options and Treasury RSUs, adapting their features from time to time to ensure alignment of the interests of management and shareholders. As such, our burn rate has been modest, averaging just 0.24% in the last three years.

The LTIP currently provides that the maximum number of common shares that are issuable for the exercise of options or the vesting of Treasury RSUs granted under the plan is not to exceed 12,000,632 common shares (representing approximately 6.67% of the total issued and outstanding common shares as of March 6, 2023). As of March 6, 2023, 11,917,087 out of 12,000,632 common shares have been issued, reducing the amount of common shares available for issuance under the LTIP to 83,545 common shares. Accordingly, without approval of the amendment to increase the number of common shares issuable under the LTIP, Gildan will be limited to 83,545 common shares (representing 0.05% of the total issued and outstanding common shares as of that date) available for future grants under the LTIP. The proposed increase of the share reserve is the first since February 2006 and will help Gildan recruit and retain key talent which are integral to the Company's succession planning and leadership development.

On February 21, 2023, the board approved, on the recommendation of the HR committee and subject to TSX and shareholder approvals, an amendment to the LTIP to increase the number of common shares authorized for issuance under the LTIP by 1,797,219 common shares, such that following the increase, the maximum number of common shares issuable under the LTIP would be fixed at 13,797,851 (representing approximately 7.67% of our issued and outstanding common shares as of March 6, 2023). The proposed increase represents an increase of 1.0% of our outstanding common shares as of March 6, 2023. The new reserve is consistent with Gildan's reliance on the flexibility of long-term incentive vehicles for future needs over the next three to five years.

The board has determined that this proposed first amendment with respect to the LTIP share reserve is appropriate and reasonable in size and scope given Gildan's modest historical annual share use when compared to expected needs. The board also considers that its approval is in the best interests of the Company given the importance of maintaining an effective means of using equity incentive awards over the next three to five years.

We must receive shareholder approval in order for this proposed first amendment to the LTIP to be adopted.

Maximum Gildan shares reserved for issuance as of March 6, 2023	12,000,632
LESS Gildan shares issued and subject to options and Treasury RSUs outstanding as of March 6, 2023	11,917,087
Gildan shares available for future grants of options or Treasury RSUs as of March 6, 2023	83,545
PLUS the proposed increase in Gildan shares reserved for issue (approximately 1.0% of our total shares issued and outstanding as of March 6, 2023)	1,797,219
Gildan shares available for future grants of options or Treasury RSUs if amendment to the LTIP is approved	1,880,764

The next table shows the breakdown of the number of new Gildan shares that would be reserved for issuance under our LTIP if the proposed first amendment to the plan is approved, and the proportion that the new shares would represent of our total shares issued and outstanding as of March 6, 2023:

	Number of Gildan shares reserved for issue	% of Gildan shares issued and outstanding as of March 6, 2023
Proposed increase in Gildan shares reserved for issuance under the LTIP share reserve	1,797,219	1.00%
Total number of Gildan shares reserved for issuance under our LTIP, including the proposed increase	1,880,764	1.05%

Modifying the amendment provision

On February 21, 2023, the board also approved, subject to TSX and shareholder approvals, a proposed second amendment to the LTIP by amending the LTIP's existing amendment provision to align it with current best practices and to meet the requirements of the stock exchanges where our common shares are listed.

This proposed second amendment purports to define the amendments that the board is authorized to make without shareholder approval, and to specifically define when shareholder approval is required. These changes are proposed in order to align with TSX rules and recommended best practices, and are detailed below:

1. Amend the amendment provision to specify that the board will be required to obtain shareholder approval for the following types of amendments to the LTIP:
   (i) any amendment to increase in the maximum number of common shares that may be issuable to insiders at any time according to the insider participation limit set out in the LTIP
   (ii) any amendment to make any further amendment to the amendment provisions of the LTIP.

   In addition, the amendment provision will be amended to clarify that:
   (i) shareholder approval will not be required for an increase in the maximum number of shares for which options or Treasury RSUs may be granted under the LTIP, or a reduction in the exercise price with respect to an option or cancellation and re-issuance of options or other entitlements to the same participant so as to in effect, reduce the exercise price, in each case if the increase or reduction results from an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events,
   (ii) shareholder approval will be required for any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis, and
   (iii) shares held directly or indirectly by insiders benefiting from any amendments requiring shareholder approval under the LTIP shall be excluded when obtaining such shareholder approval.

2. Amend the amendment provision to specify that the board will be authorized to make the following amendments to the LTIP without obtaining prior shareholder approval:
   (i) any amendment to accelerate the time of exercise of outstanding options or the time of vesting of an award issuable under the LTIP
   (ii) any amendment to postpone the expiry date (with respect to options) or the vesting date of awards issuable under the LTIP, provided that no option or award may be extended beyond its original expiry date
   (iiii) any amendment to the terms and conditions of grants of an award issuable under the LTIP (including any vesting provision, performance objective, as applicable, quantity, type of award, grant date, vesting periods, settlement date, and other terms and conditions with respect to the awards)
   (iv) any amendment to the terms regarding the termination of employment or engagement of an eligible participant under the LTIP
   (v) any amendment to the definition of an *eligible participant* under the LTIP, it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the LTIP will not be made without obtaining the approval of the shareholders of the Company
   (vi) any amendment to the provisions of the LTIP relating to the administration of the plan
   (vii) any amendment necessary to comply with applicable law, any accounting, tax, or auditing requirements, or the requirements of any stock exchange where our common shares are listed or any other regulatory body
   (viii) any amendment of a "housekeeping" nature, including any such changes or corrections which, in the opinion of the board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to change in legislation, regulation, stock exchange rules, or accounting, tax, or auditing requirements
   (ix) any amendment to add a provision permitting the grant of options or Treasury RSUs settled otherwise than with common shares issued from treasury
   (x) any amendment to add a cashless exercise feature or net exercise procedure, a form of financial assistance, or *clawback* or recoupment to the LTIP
   (xi) any other amendment that does not explicitly require the approval of shareholders according to the terms of the LTIP.

Additional details regarding the proposed second amendment may be found in Appendix C beginning on page 110. We must receive shareholder approval in order for this second proposed amendment to go into effect. You can read more about our LTIP beginning on page 79.

6. Have a say on executive pay (see page 61)

We seek your advisory approval on Gildan's current approach to executive compensation. Throughout the year, we meet with many of our large institutional shareholders to have a constructive dialogue with respect to governance, including the opportunity to ask questions regarding our approach to executive compensation and the objectives and principles underlying the executive compensation decisions. The annual advisory vote on executive compensation also provides regular and formal feedback to the HR committee and the board on this matter.

As this is an advisory vote, the results are not binding on the board. However, the HR committee and the board will review the voting results and consider the feedback received from shareholders when reviewing, adjusting, and approving the Company's executive compensation policies and programs.

> The board recommends you vote FOR our approach to executive compensation as described in this circular.

Last year, at our 2022 annual meeting, 92.33% of the votes cast were FOR our non-binding advisory vote on executive compensation. We have listened to shareholders and our approach to executive pay in fiscal 2022 is a continuation of the practices adopted in fiscal 2021.

You can vote FOR or AGAINST the following advisory resolution:

RESOLVED that:

On an advisory basis and not to diminish the role and responsibilities of the board, that the shareholders accept the approach to executive compensation disclosed in this circular delivered in advance of the annual and special meeting of shareholders of Gildan Activewear Inc. on May 4, 2023.

The Chair of the Board and the chair of the HR committee will be available at the meeting to answer questions on executive compensation matters. You can read more about communicating with the board and shareholder engagement on page 51.

7. Consider a shareholder proposal (see page 116)

You will be asked to consider the shareholder proposal submitted by the BC General Employees' Union (BCGEU) as set out in Appendix E beginning on page 116.

You can vote FOR or AGAINST the following resolution:

RESOLVED THAT Gildan review human capital management KPIs and SPTs addressing (i) human rights in its supply chain, and (ii) improving employee safety and reducing workplace risks, particularly in respect to workers in Honduras and Bangladesh, and include one such KPI/SPT in its next sustainability linked credit facility in 2027.

On March 2, 2023, Gildan management met with the representatives of BCGEU to engage with the shareholder on the subject areas raised by the proposal, including Gildan's sustainability-linked loan and *Next Generation ESG* strategy, and to share highlights of the Company's current practices and approach to human rights and employee health and safety.

> The board recommends you vote AGAINST the shareholder proposal for the reasons explained in Appendix E beginning on page 116.

8. Other business

We will also transact any other business that may properly come before the meeting. As of the date of this circular, management is not aware of any amendment, variation, or other business to come before the meeting.

Shareholder proposals

If you want to submit a proposal for shareholders who are entitled to vote at our next annual meeting, you must send your proposal in writing to Gildan. We must receive your shareholder proposal between December 6, 2023 and February 3, 2024 for our 2024 annual meeting of shareholders.

Send your shareholder proposal to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

ABOUT THE NOMINATED DIRECTORS

The board proposes ten directors to be elected to the board this year based on the recommendation of the Governance committee. All of the nominees have broad experience and capabilities in areas that are important to the effective operation of the board and the success of Gildan. All are independent, except Glenn J. Chamandy, who is Gildan's President and CEO.

Each nominated director has expressed their willingness to serve on the board for another term.

Each nominee must receive a majority of votes *for* in order to be elected as a director. With the new statutory voting requirement for uncontested director elections under the CBCA, shareholders will be allowed to vote *for* or *against* a nominee, versus *for* or *withhold* as was the case previously (see page 43).

None of our nominated directors serve together on another public company board and none serve on more than three public company boards (including Gildan). See page 53 to read about our policies on overboarding and board interlocks.

You can read about each nominated director in the profiles that follow. Their Gildan shareholdings are disclosed as at the end of fiscal 2022 and fiscal 2021 and include Gildan shares they own beneficially. Shares and DSUs are valued using the closing price of our common shares on the NYSE on the last trading day prior to year-end ($27.40 on December 31, 2022 and $42.39 on December 31, 2021).



Average age
63

Average tenure
8.4 years

Qualified and experienced
100%

Diversity*

Other minority
1
LGBTQ
1
3
Women
1
Visible minority

*self-declared

Geographic location

India
1
US
4
5
Canada

2022 Meeting attendance of the nominated directors

	Number of meetings	Overall meeting attendance
Board	9	100%
Audit and finance committee	5	100%
Corporate governance and social responsibility committee	5	100%
Compensation and human resources committee	5	100%
Total number of meetings	**24**	**100%**



Lakewood Ranch,
Florida,
United States

Age: 67

Skills and experience
- Strategy and risk management
- Global growth and operations
- Accounting and financial
- Supply chain and distribution
- Corporate governance and regulatory

DONALD C. BERG (Chair of the Board)
Corporate director
Gildan director since February 2015 | Independent
2022 voting results: 99.85% *for*

Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a US-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg's career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company's largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney (now Ernst & Young). Mr. Berg is a past member of the board of directors of Meredith Corporation (from 2012-2021), a publicly held media and marketing company, where he was also chair of the Audit and Finance Committee (2017-2021). Mr. Berg also serves on the board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group, where he sits on the Executive Nominating and Compensation Committee.

Mr. Berg holds a Master of Business Administration degree from the Wharton School of Business and earned his Bachelor of Arts degree in Accounting and Business Administration from Augustana College in Illinois.

2022 Meeting attendance[1]

Board	9 of 9	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	6,400	76,209	82,609	$2,263,486	yes
2021	3,000	61,950	64,950	$2,753,230	
Change	3,400	14,259	17,659	($489,744)	

Other public company boards (last five years)

—

1. The Chair of the Board is not a member of any board committee. Mr. Berg attends all committee meetings on a non-voting basis.



Westmount, Québec, Canada

Age: 64

Skills and experience
- Corporate governance and regulatory
- Environment and sustainability
- Strategy and risk management
- Accounting and financial
- Human capital management and compensation

MARYSE BERTRAND
Corporate director
Gildan director since May 2018 | Independent
2022 voting results: 91.74% *for*

Maryse Bertrand has had a long career in law and business. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada's sixth largest retail and commercial bank, of PSP Investments, one of Canada's largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Governance and Corporate Responsibility Committee.

From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada's public broadcaster, where she was responsible for the real estate and health, safety and environment portfolios and chaired the National Crisis Management Committee. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance and served on the firm's National Management Committee. Ms. Bertrand is the Chair of the Board of Governors of McGill University and the past Chair of the Board of the Institute of Corporate Directors (Québec Chapter).

She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

2022 Meeting attendance

Board	9 of 9	100%
Audit and finance committee	5 of 5	100%
Corporate governance and social responsibility committee (chair)	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	2,500	21,935	24,435	$669,519	yes
2021	2,500	15,952	18,452	$782,180	
Change	–	5,983	5,983	($112,661)	

Other public company boards (last five years)

Metro Inc. (since 2015)	Governance and Corporate Responsibility Committee (chair) and Human Resources Committee
National Bank of Canada (since 2012)	Audit Committee and Human Resources Committee



India

Age: 62

Skills and experience
- Manufacturing operations
- Supply chain and distribution
- Environment and sustainability
- Global growth and operations
- Strategy and risk management

DHAVAL BUCH

Corporate director

Gildan director since February 2022 | Independent

2022 voting results: 98.55% *for*

Dhaval Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. He is also a senior advisor to Alvarez and Marsal, a global consulting firm, in their Southeast Asia practice. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible for driving Unilever's goal of "100% sustainable sourcing of materials". In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

2022 Meeting attendance

Board	9 of 9	100%
Audit and finance committee	5 of 5	100%
Corporate governance and social responsibility committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	–	4,291	4,291	$117,573	Has until February 2027 to meet the requirements (see page 54)
2021	–	–	–	–	
Change	–	4,291	4,291	$117,573	

Other public company boards (last five years)

EPL Limited (since 2021)	Risk Management Committee (chair) and Corporate Social Responsibility Committee



Toronto, Ontario,
Canada

Age: 69

Skills and experience
- Sales and marketing
- Global growth and operations
- Human capital management and compensation
- Strategy and risk management
- Manufacturing operations

MARC CAIRA
Corporate director
Gildan director since May 2018 | Independent
2022 voting results: 96.92% *for*

Marc Caira serves on the Board of Directors of Minto Group, a private real estate developer, and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. He also was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast-food restaurant, from 2013 to 2014, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

2022 Meeting attendance

Board	9 of 9	100%
Audit and finance committee	5 of 5	100%
Corporate governance and social responsibility committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares[1]	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	1,560	36,501	38,061	$1,042,871	yes
2021	1,560	27,621	29,181	$1,236,983	
Change	–	8,880	8,880	($194,112)	

Other public company boards (last five years)

–

1. 1,560 common shares are owned indirectly by Mr. Caira's grandchild.



Westmount, Québec, Canada

Age: 61

Skills and experience
- Strategy and risk management
- Manufacturing operations
- Textile and apparel industry
- Supply chain and distribution
- Sales and marketing

GLENN J. CHAMANDY (President and Chief Executive Officer)

Gildan management and entrepreneur
Gildan director since May 1984 | Not independent
2022 voting results: 99.32% *for*

Glenn J. Chamandy is one of the founders of Gildan Activewear Inc. and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over 30 years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

2022 Meeting attendance[1]

Board	9 of 9	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	3,417,942	n/a	3,417,942	$93,651,610	yes
2021	3,380,534	n/a	3,380,534	$143,300,836	
Change	37,408	–	37,408	$(49,649,226)	

Other public company boards (last five years)

–

1. As Gildan's President and CEO, Mr. Chamandy is not a member of any board committee. Mr. Chamandy attends all committee meetings as a non-voting participant at the invitation of the committee chairs.



Estero, Florida, United States

Age: 62

Skills and experience
- Human capital management and compensation
- Strategy and risk management
- Digital and technology
- Global growth and operations
- Environment and sustainability

SHIRLEY E. CUNNINGHAM
Corporate director
Gildan director since February 2017 | Independent
2022 voting results: 97.90% *for*

Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. While at CHS Inc., Ms. Cunningham served on the Board of Directors for (i) Ventura Foods, LLC, a joint venture of CHS and Mitsui & Co., Ltd., (ii) Ardent Mills, LLC, a joint venture between CHS, Cargill Inc. (Cargill) and Conagra Brands, Inc., and (iii) TEMCO, LLC, a joint venture between CHS and Cargill. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She holds a Master in Business Administration degree from Washington University in St. Louis.

2022 Meeting attendance

Board	9 of 9	100%
Compensation and human resources committee (chair)	5 of 5	100%
Corporate governance and social responsibility committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	–	45,208	45,208	$1,238,699	yes
2021	–	35,354	35,354	$1,498,656	
Change	–	9,854	9,854	($259,957)	

Other public company boards (last five years)

Kemira Oyj (2017-2023)	Personnel and Remuneration Committee



Miami, Florida, United States

Age: 63

Skills and experience
- Global growth and operations
- Sales and marketing
- Strategy and risk management
- Human capital management and compensation
- Digital and technology

CHARLES M. HERINGTON
Corporate director
Gildan director since May 2018 | Independent
2022 voting results: 96.53% *for*

Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company (NYSE: TAP). Mr. Herington is also a member of the boards of the following privately held companies: Quirch Foods (where he acts as Chairman); HyCite Enterprises; and Accupac. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America and, before that, Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co. Mr. Herington received his Chemical Engineering degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.

2022 Meeting attendance

Board	9 of 9	100%
Corporate governance and social responsibility committee	5 of 5	100%
Compensation and human resources committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares[1]	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	5,200	36,501	41,701	$1,142,607	yes
2021	5,200	27,621	32,821	$1,391,282	
Change	–	8,880	8,880	($248,675)	

Other public company boards (last five years)

Molson Coors Beverage Company (since 2005)	Audit Committee

1. 5,200 common shares are owned indirectly by The Charles Manuel Herington Living Trust.



Montréal, Québec, Canada

Age: 63

Skills and experience
- Accounting and financial
- Strategy and risk management
- Manufacturing operations
- Supply chain and distribution
- Global growth and operations

LUC JOBIN

Corporate director
Gildan director since February 2020 | Independent
2022 voting results: 97.22% for

Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. From 2019 to 2021, he was a member of the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

2022 Meeting attendance

Board	9 of 9	100%
Audit and finance committee (chair)	5 of 5	100%
Compensation and human resources committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	–	24,463	24,463	$670,286	yes
2021	–	15,057	15,057	638,266	
Change	–	9,406	9,406	$32,020	

Other public company boards (last five years)

British American Tobacco p.l.c. (since 2017)	Chair of the Board



Red Hook, New York,
United States

Age: 62

Skills and experience
- Textile and apparel industry
- Sales and marketing
- Global growth and operations
- Strategy and risk management
- Human capital management and compensation

CRAIG A. LEAVITT

Corporate director
Gildan director since May 2018 | Independent
2022 voting results: 98.91% *for*

Craig A. Leavitt has had a career as a business leader in the retail and fashion sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade's Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Board of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair.

Mr. Leavitt holds a Bachelor of Arts degree from Franklin & Marshall College.

2022 Meeting attendance

Board	9 of 9	100%
Audit and finance committee	5 of 5	100%
Compensation and human resources committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	–	27,757	27,757	$760,541	yes
2021	–	19,066	19,066	808,208	
Change	–	8,691	8,691	($47,667)	

Other public company boards (last five years)

Build-A-Bear Workshop Inc. (since 2018)	Chair of the Board



Trois-Rivières, Québec, Canada

Age: 61

Skills and experience
- Digital and technology
- Sales and marketing
- Strategy and risk management
- Textile and apparel industry
- Human capital management and compensation

ANNE MARTIN-VACHON
Corporate director
Gildan director since February 2015 | Independent
2022 voting results: 97.70% for

Anne Martin-Vachon is the Senior Vice-President, Sales and Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media services to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 US states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company's portfolio of beauty, personal care and household brands. She also serves as Chair of the Board of the Retail Council of Canada. Ms. Martin-Vachon holds a Master of Business Administration degree from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

2022 Meeting attendance

Board	9 of 9	100%
Corporate governance and social responsibility committee	5 of 5	100%
Compensation and human resources committee	5 of 5	100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2022	2,000	52,037	54,037	$1,480,613	yes
2021	2,000	42,820	44,820	$1,899,920	
Change	–	9,217	9,217	($419,307)	

Other public company boards (last five years)

–

2022 DIRECTOR COMPENSATION

The table below shows the compensation paid to directors in fiscal 2022. Mr. Berg's retainer is a flat fee based on his role as Chair of the Board. Other directors receive an annual board retainer and a committee member retainer, or a committee chair retainer in the case of Ms. Bertrand, Ms. Cunningham, and Mr. Jobin (see page 60).

Mr. Chamandy is not included in the tables below because he does not receive compensation for his services as a director. He receives executive compensation as Gildan's President and CEO (see page 71).

	Retainer fees earned[1]	Share-based awards[2]	Total
Donald C. Berg	–	$385,000	$385,000
Maryse Bertrand	$92,800	$168,200	$261,000
Dhaval Buch[3]	$86,011	$123,887	$209,898
Marc Caira	–	$247,000	$247,000
Shirley E. Cunningham	–	$271,000	$271,000
Russell Goodman	–	$247,000	$247,000
Charles M. Herington	–	$247,000	$247,000
Luc Jobin	–	$271,000	$271,000
Craig A. Leavitt	–	$247,000	$247,000
Anne Martin-Vachon	–	$247,000	$247,000
Total	**$178,811**	**$2,454,087**	**$2,632,898**

1. Represents the portion of annual director compensation earned by the directors in the fiscal year paid in cash.
2. Represents the portion of annual director compensation earned by the directors in the fiscal year paid in DSUs. Some directors have elected to receive all or part of their cash compensation in DSUs (see page 60).
3. Mr. Buch was appointed to the board and to the Governance committee in February 2022 and his fees have been prorated. He was subsequently appointed to the Audit committee on May 5, 2022.

OUTSTANDING SHARE-BASED AWARDS

The table below shows the details of the outstanding DSUs held by each outside director at the end of fiscal 2022.

	Number of shares or units that have not vested[1]	Market or payout value of share-based awards that have not vested[2]	Market or payout value of vested share-based awards not paid out or distributed
Donald C. Berg	76,209	$2,088,126	–
Maryse Bertrand	21,935	$601,019	–
Dhaval Buch[3]	4,291	$117,573	–
Marc Caira	36,501	$1,000,127	–
Shirley E. Cunningham	45,208	$1,238,699	–
Russell Goodman	60,496	$1,657,590	–
Charles M. Herington	36,501	$1,000,127	–
Luc Jobin	24,463	$670,286	–
Craig A. Leavitt	27,757	$760,541	–
Anne Martin-Vachon	52,037	$1,425,813	–
Total	**385,398**	**$10,559,901**	**–**

1. Includes additional DSUs credited in 2022 as dividend equivalents at the same rate as the quarterly cash dividend paid on our common shares. In May 2021, the board approved the reinstatement of our quarterly dividend of $0.154 per share, in line with Gildan's previous cash dividend prior to the suspension of these payments after the first quarter of 2020 due to the economic impact of the COVID-19 pandemic.
2. Calculated by multiplying the number of DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 30, 2022 ($27.40), the last trading day prior to fiscal year-end.
3. Mr. Buch was appointed to the board in February 2022.

YEAR IN REVIEW

BOARD HIGHLIGHTS

The board had a very active and engaging year focused on:

- the implementation and continued progress of the *Gildan Sustainable Growth* strategic plan
- monitoring our operational performance including the integration of the Frontier Yarns operations and the development of the Kohinoor project in Bangladesh
- monitoring Gildan's outlook, financial position, performance, and ongoing development and execution of the capital plan, including the renewal of our normal course issuer bid
- advancing the board and executive succession planning frameworks and our leadership development program
- overseeing the performance measures, weightings and payout ranges in the incentive compensation plans to ensure alignment with plan objectives and Gildan's long-term strategic plan
- mitigating risks, including those related to the ongoing aspects of the COVID-19 pandemic, cyber risk, geopolitics, and the macro economy
- carrying out good governance with a review of auditor tenure, board approval thresholds and updating the skills matrix
- ensuring the board's effectiveness in carrying out its responsibilities and engaging with shareholders.

Board responsibilities and highlights of 2022 workplan

President and CEO objectives and compensation	In collaboration with the HR committee, reviewed the performance goals and objectives of the President and CEO for fiscal 2022, and assessed his performance against those goals and objectives
Strategic planning and operational oversight	Received quarterly updates from the President and CEO and participated in the development and approval of Gildan's long-term strategic plan
	Received updates on the integration of Frontier Yarns in the United States and the development of the Kohinoor project in Bangladesh
	Received updates on capacity expansion plans, strategic business initiatives and key risk items
	Reviewed and approved Gildan's fiscal 2022 capital and operating budgets
	Reviewed and approved Gildan's capital allocation strategy, including dividends and share buy-backs as well as capital investments aimed at increasing capacity
	Monitored Gildan's financial position and outlook
Succession planning	Together with the HR committee, oversaw the continued development and readiness of the succession plans for the senior executive officers, as well as development plans for senior leadership
	Monitored progress on board chair and committee chair succession planning
Board skills and composition	Together with management and the Governance committee, reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise to enhance the board's composition and the breadth and depth of expertise. The director skills matrix has been revamped and revised to reflect these observations (see page 56)
ESG strategy	Approved Gildan's first sustainability-linked loan, an amended and restated credit agreement in respect of its existing $1 billion revolving credit facility, which includes terms that reduce or increase Gildan's borrowing costs based on our annual performance against three recently announced ESG targets: • Climate change: reducing Gildan's scope 1 and scope 2 GHG emissions by 30% by 2030 (compared to a 2018 baseline), in alignment with science-based target setting and the level of decarbonization required to meet the goals of the Paris Agreement • Circularity: Ensuring 75% of Gildan's packaging and trims[1] contain recycled or sustainable materials by 2027 • Diversity, equity, and inclusion: achieving gender parity by 2027 for Gildan's employee group at the Director level and above
	Together with management and the Governance committee, continued to evolve the ESG strategy, including monitoring the plans and progress for the five focus areas of the *Next Generation ESG* strategy and management's plans for communicating our sustainability and social responsibility platform
Board effectiveness	Together with the Governance committee, oversaw the implementation of a number of board effectiveness enhancements following recommendations from the board assessment process undertaken in 2021 with an external consultant

1. Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

Management oversight	Met regularly with management to ensure continued mitigation of risks and challenges posed by the COVID-19 pandemic, geopolitics, and the macro economy
	Reviewed the information technology strategy, including our approach to cyber security risk
	Oversaw corporate disclosures and key corporate communications
	Ensured Gildan maintains a culture of integrity
Board committees	Received quarterly reports from each standing committee on matters discussed at their meetings and recommendations for board approval
	Reviewed the mandates and working plans for the Audit committee, HR committee, and the Governance committee

The board meets at least quarterly at regularly scheduled meetings. You can read more about the board beginning on page 39, and a copy of the board's mandate is provided in the Appendix beginning on page 102 as well as on our website (www.gildancorp.com).

The board's three standing committees are each summarized below, including their membership, key responsibilities, and highlights of their 2022 workplan. Each committee has a mandate which complies with applicable Canadian laws and regulations, the disclosure and listing requirements of the TSX, the NYSE governance standards, and applicable U.S. laws, such as the *Sarbanes-Oxley Act of* 2022. Each committee meets at least quarterly at regularly scheduled meetings. Copies of the committee mandates are available on our website (www.gildancorp.com), and detailed information about the education and experience of each committee member is provided in the director profiles beginning on page 23.

BOARD COMMITTEES

AUDIT AND FINANCE COMMITTEE

The Audit committee oversees and monitors Gildan's financial statements and reporting, risk management, internal controls, internal and external auditors, and capital allocation plans. It also oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity, and commodity prices.

100% independent

MEMBERS
Luc Jobin (chair)
Maryse Bertrand
Dhaval Buch
Marc Caira
Russell Goodman
Craig A. Leavitt

Governance
- All members of the Audit committee are *independent* and *financially literate* within the meaning of the terms set out by the Canadian Securities Administrators' Audit Committee Rules and the NYSE Corporate Governance Standards
- Two of the members (Luc Jobin and Russell Goodman) have accounting or related financial experience and are deemed *audit committee financial experts* according to the rules of the SEC and the listing requirements of the NYSE and as determined by the board (in addition, Donald C. Berg, Chair of the Board, was a certified public accountant)
- The Audit committee assesses the external auditors annually based on several criteria including audit quality, appropriateness of audit fees, auditor independence, and communications with the Audit committee
- The chair of the Audit committee and the lead audit partner have a direct working relationship
- The internal and external auditors maintain a direct line of communication with the Audit committee. Each meets separately with the Audit committee, without management present, at least once every quarter
- The Audit committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2022 workplan

Oversight of financial reporting	Reviewed the annual and quarterly consolidated financial statements, MD&A disclosure and earnings press releases with the external auditors prior to their release, filing, and distribution
	Reviewed, as appropriate, other filings containing financial information with the external auditors prior to their release, filing, and distribution
	Reviewed the quality, appropriateness, and disclosure of Gildan's accounting principles and policies, underlying assumptions, and reporting practices
	Reviewed the representation letter from management to the external auditors
	Oversaw and supported the heightening requirements and focus on ESG reporting, including alignment with the TCFD
	Reviewed the external auditors' quarterly review engagement report
	Reviewed the results of the external audit, identified any issues, and oversaw management's response/ action plan
Financial planning	Reviewed with management considerations for providing long-term guidance
	Reviewed with management capital structure considerations and approved the initiative to pursue Gildan's first sustainability linked loan, which was finalized in March 2022
Financial risk management and disclosure controls	Monitored the integrity and quality of Gildan's accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors, and the internal auditor, including receiving management's reports and the reports by the auditors
	Monitored the risks, processes, and controls relating to the multi-year expansion of the Bangladesh manufacturing operations (Kohinoor) and the integration of Frontier Yarns
Oversight of internal audit and internal controls	Continued to provide advice, support, and direction to internal audit leadership with priorities across assurance, ERM, and other corporate mandates
	Oversaw the execution of the fiscal 2022 internal audit plan and the development of the internal audit plan for fiscal 2023
Tax matters	Monitored developments on a global minimum tax rate, including any potential impact on Gildan's tax structure and global tax policy
Leadership development	Worked with management to continue to provide opportunities for exposure to key divisional and corporate finance managers
Oversight and independence of external auditors	Conducted performance evaluations and monitored the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits
	Oversaw the relationships between the external auditors and Gildan, and reviewed and approved the fees paid to the external auditors for all audit and non-audit services in accordance with Gildan's policies
	Reviewed the internal quality control procedures of the external auditors
	Reviewed the fiscal 2022 audit plan prepared by the external auditors, including changes and updates from 2021
	Oversaw the planning for the selection and rotation of a new lead partner to take over following the completion of the fiscal 2022 audit, as well as other partners involved in the audit
Risk management and cyber security	Reviewed Gildan's policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices, and interest rates, and received quarterly updates from management's Financial Risk Management Committee
	Continued to oversee the plans, processes, controls, risk assessments, tests, and risk mitigation actions relating to cyber security, crisis management, and business continuity preparedness
	Reviewed management's progress in implementing an enhanced supply chain planning system
	Reviewed Gildan's mitigation strategies, including insurance coverage, as well as the ERM program
Fraud and ethics	Received quarterly reports on concerns or complaints received through the whistleblowing hotline and, where appropriate, initiated investigations into such matters

You can read more about the Audit committee in our 2022 annual information form on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

COMPENSATION AND HUMAN RESOURCES COMMITTEE

The HR committee oversees Gildan's human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention and succession planning, as well as oversight of the management of risks related to compensation and employee health and safety matters at Gildan's operations worldwide.

Governance
- All members of the HR committee are independent (see page 46)
- The chair of the Audit committee is also a member of the HR committee
- The HR committee sets aside time at every meeting to meet without management present

100% independent

MEMBERS
Shirley E. Cunningham (chair)
Russell Goodman
Charles M. Herington
Luc Jobin
Craig A. Leavitt
Anne Martin-Vachon

Responsibilities and highlights of 2022 workplan

Compensation program	Reviewed the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short and long-term strategic results
	Reviewed the performance measures and weightings and payout ranges in the annual STIP and LTIP programs to ensure alignment with plan objectives and Gildan's long-term strategic plan, including ESG incentive-related compensation and the linking of ESG strategic goals to performance pay
	Reviewed the compensation comparator group and assessed risks associated with the compensation plans
	Reviewed and approved the fiscal 2022 incentive compensation for senior management and recommended to the board for its review and approval
	Evaluated and monitored the independence, objectivity, and performance of its external consultant
President and CEO performance assessment and compensation	Reviewed, in collaboration with the board, the performance goals and objectives of the President and CEO for fiscal 2022, assessed his performance against those goals and objectives, and recommended his compensation to the independent members of the board for approval
Human resources matters	Received regular updates from management on occupational health and safety performance to ensure that the culture of safety remains a high strategic priority
	Received updates from management on strategic labour issues including regulatory developments, emerging labour trends, union activity, and collective bargaining matters
	Reviewed Gildan's processes to ensure there is a safe work environment for all employees free of any form of harassment or intimidation, as well as summaries of any sexual harassment issues and the Company's response
	Continued to review, assess, and foster progress on key human resources strategic plan initiatives, including Gildan's diversity, equity, and inclusion initiatives, employee engagement, and our organizational culture and wellness
	Received regular reports on employee turnover
Organization and succession planning	Monitored organization planning and development to ensure that it supports the long-term strategic plan (especially where the strategic plan identified growth opportunities) as well as supply chain and manufacturing, to ensure that Gildan has the capacity to respond effectively to rapidly evolving market conditions, including retention and labour issues
	Reviewed and assessed the succession plans for the senior executives and development plans for senior leadership positions
Regulatory and compensation governance	Continued to monitor and respond, as necessary, to regulatory and governance developments affecting executive compensation, including those released by proxy advisory firms and large institutional shareholders

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY COMMITTEE

The Governance committee monitors Gildan's corporate governance and practices, including the composition and performance of the board and its committees. The committee also monitors compliance with Gildan's policies and practices relating to business ethics, bribery and corruption, as well as environmental and social responsibility matters, including climate change, labour, human rights, health and safety, and other sustainability issues.

100% independent

MEMBERS
Maryse Bertrand (chair)
Dhaval Buch
Marc Caira
Shirley E. Cunningham
Charles M. Herington
Anne Martin-Vachon

Governance
- All members of the Governance committee are independent (see page 46)
- The Governance committee reviews the mandates of each board committee annually
- The Governance committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2022 workplan

Composition and diversity of the board and committees	Reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise
	Reviewed and revised the board's skills matrix to ensure the composition will continue to be relevant to Gildan's business and strategic objectives and to use in evaluating new director candidates
	Updated the *board diversity policy* and monitored the implementation of the policy to ensure that the board achieves its diversity objectives
Director recruitment and onboarding	Directed the orientation of the new director appointed to the board in February 2022 following a targeted search for a director with supply chain expertise and a geographically diverse profile
	Monitored the implementation and effectiveness of our mentorship program for new directors
Director education	Continued to enhance the director education program by identifying education opportunities at or between scheduled board and committee meetings that provide in-depth reviews of strategic/operational risks and activities
Corporate governance matters	Completed an overall review of Gildan's corporate governance policies, practices, and disclosure and presented recommendations to the board
	Reviewed management authorization levels and decisions requiring approval of the board, including specific threshold amounts where appropriate
Board effectiveness	Implemented all recommendations from the 2021 review of board effectiveness with an external consultant, including the oversight of a longer-term strategic planning (five and ten year visions), enhancing board education, and strengthening succession planning
Shareholder engagement	Continued the implementation of the shareholder engagement plan to engage proactively and reactively with Gildan's key shareholders
	Planned engagement meetings on governance matters with several of Gildan's largest shareholders who collectively represent 27.4% of our shares issued and outstanding
Regulatory and compliance	Monitored regulatory developments in corporate governance as well as best practices
	Received reports on compliance matters in fiscal 2022, including compliance with applicable laws, the *code of ethics*, and other key Company policies as well as the global compliance awareness training program
ESG matters	Monitored the implementation of Gildan's *Next Generation ESG* strategy and overall approach to ESG disclosure and practices, including ESG reporting and alignment to TCFD
	Received quarterly reports on Gildan's corporate social responsibility program and initiatives
	Monitored progress on climate-related goals (i) to improve operational efficiency, (ii) to reduce GHG emissions, and (iii) to reduce, reuse, and recycle water in our operations
Ethics and compliance	Received quarterly reports on Gildan's ethics and compliance activities and programs, including any compliance risks or issues that were identified by management or through the whistleblowing procedures

GOVERNANCE

Our board of directors considers strong and transparent corporate governance practices to be an important factor in the overall success of Gildan and is committed to adopting and adhering to the highest standards in corporate governance.

Strong corporate governance is an important factor in our success.

The board strives for continuous improvement in its corporate governance practices to maintain effective oversight of Gildan's business affairs and management and to ensure the governance framework continues to meet regulatory requirements and reflect evolving best practices.

ADHERING TO HIGH GOVERNANCE STANDARDS

Gildan is a public company and our shares are traded on the TSX and NYSE. Gildan is committed to the highest standards in corporate governance and comply with applicable corporate governance guidelines and requirements in Canada and the United States, including the NYSE corporate governance standards that apply to us as *a foreign private issuer* registered with the SEC in the U.S.

Key practices

Independent board chair (page 41)	The Chair of the Board is independent, which contributes to the board's ability to function independently of management and provide effective oversight
Independent directors (page 46)	All directors, except the President and CEO, are independent, and only independent directors may serve on board committees, which helps ensure they are strong independent advocates for the long-term interests of shareholders
Limited outside directorships (page 53)	Directors may serve on only four public company boards – all of our directors are within the limits aimed at ensuring adequate time for appropriate oversight
***In camera* meetings** (page 54)	Independent directors meet without management at each board and committee meeting, and many special meetings also include an in camera meeting of directors. In fiscal 2022, there were 24 in camera meetings
Director term limits (page 50)	Directors may not be nominated for re-election after reaching age 72 or 15 years of service, whichever is earlier, to ensure board renewal and maximize its effectiveness over the long term. Board and committee chair positions are also subject to term limits
Director share ownership requirements (page 54)	Each independent director is expected to meet our director share ownership requirements within five years of joining the board, aligning director interests with those of shareholders
Rigorous board assessment process (page 49)	A formal assessment process is undertaken every year to continuously improve the performance of the board and committees and a review of board, committee, and director effectiveness by independent advisors is conducted periodically
Board education and mentoring program (page 57)	New directors participate in a formal onboarding and mentorship program, and directors participate in a continuing education program to keep their skills and knowledge current for effective oversight
Board diversity policy (page 43)	Gender, age, ethnicity, and geographic background, along with experience and needed skillsets, are considered when choosing qualified director candidates. We believe a diverse board can best achieve strong long-term performance.
President and CEO and senior executive succession planning (page 48)	The board annually reviews its management succession plan that includes the President and CEO and other senior executive officers
Code of ethics (page 52)	Our *code of ethics* applies to directors, officers, and employees and serves as a guide to Gildan's operations and business practices throughout the world to ensure decisions are consistent with our core values and principles

ABOUT THE BOARD

STRUCTURE AND SIZE

The board is responsible for the supervision of the management of Gildan's business and affairs, with a view to the long-term interests of Gildan and its shareholders. The board has a duty of stewardship and monitors management's performance and approves our corporate goals and objectives.

Board structure

The board is led by a non-executive, independent chair, which enhances the board's ability to function independently of management and provide effective oversight. Donald C. Berg has been a Gildan director since February 2015 and became the Chair of the Board in May 2019.

In addition to all matters which fall under the CBCA and other applicable legislation, rules, and regulations, and our articles and by-laws, the board also approves matters of policy and all proposed actions which are not in the ordinary course of operations, such as all material transactions.

The mandate of the board provides the framework for key governance items and outlines the board's main responsibilities (see Appendix A beginning on page 102).

As discussed on page 35, the board has three standing committees to help it conduct its business and carry out its responsibilities as shown below. Each standing committee has a mandate that sets out its responsibilities and qualifications for membership, structure, and operations. The mandates are reviewed annually.

KEY THINGS TO NOTE

- The board and each committee are chaired by an independent director
- The board committees are entirely composed of independent directors
- The board and each committee have a written mandate
- The board and each committee meet quarterly at regularly scheduled meetings
- The board and each committee have the knowledge, experience, and background required to fulfill their respective mandates

The board and committees set out an annual workplan every year (see page 34). All board and committee meetings must have a majority of directors present for meetings to proceed.


Shareholders elect
BOARD OF DIRECTORS
Independent auditors
AUDIT AND FINANCE COMMITTEE (Audit committee)
CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY COMMITTEE (Governance committee)
COMPENSATION AND HUMAN RESOURCES COMMITTEE (HR committee)
External consultants
External consultants

The board has also adopted formal position descriptions for the board chair, committee chairs, and the President and CEO as summarized below:

CHAIR OF THE BOARD	COMMITTEE CHAIRS	PRESIDENT AND CEO
• Manages the board and ensures that the board carries out its mandate effectively • Ensures the boundaries between board and management responsibilities are respected • Acts as a liaison between the board and management • Chairs all meetings of the board and oversees the conduct of the meetings • Works with the President and CEO • Provides leadership to enhance board effectiveness, ensuring that the board works as a cohesive group • Communicates with the board on important issues in between meetings	• Manages the respective committee and ensures that it carries out its mandate effectively • Provides leadership to enhance the committee's effectiveness • Ensures the committee discharges its duties and responsibilities • Reports regularly to the board on the business of their committee • Makes recommendations to the board as appropriate	In conjunction with the management team, the President and CEO is responsible for the following: • Manages Gildan's strategic and operational agenda • Executes the board's decisions • Advises the board regularly on the results being achieved and presents alternative plans and strategies for approval, in keeping with evolving business conditions • Provides support to and ensures development of the executive management team, including executive succession planning

The position descriptions and committee mandates are available on our website (www.gildancorp.com).

In performing their responsibilities, the board and committees may, subject to advising the board chair, engage external consultants for advice and assistance at Gildan's expense. An individual director may also retain an outside advisor at Gildan's expense, as long as it is approved by the Chair of the Board.

Board size and composition

Our articles require the board to have a minimum of five and a maximum of 12 directors (as determined by the board from time to time) and the mandate of the board requires a majority of directors must be independent (see page 46 for details about director independence).

The Governance committee is responsible for monitoring the size and composition of the board. It reviews the size and composition of the board and committees regularly with the board to promote continuity and efficient decision-making.

We believe a board composed of ten directors is an appropriate size for assembling a qualified, experienced, and diverse group of individuals for effective decision-making.

About majority voting

The election of directors at our 2023 annual and special meeting of shareholders is governed by the new majority voting requirements under the CBCA which took effect on August 31, 2022. Pursuant to these requirements, in an uncontested election of directors, a nominee must receive a majority of the votes cast *for* his or her election in order to be elected as a director. If a nominee does not receive a majority of the votes cast for his or her election, he or she will not be elected to the board and the board position will remain open except in limited circumstances. However, if the nominee is an incumbent director, he or she may continue in office for 90 days following the vote or until the day a successor is appointed or elected, whichever is earlier.

Shareholders will be allowed to vote *for* or *against* a nominee, versus *for* or *withhold* as was the case previously. We will disclose the voting results for the election of each director promptly after the shareholder meeting on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Since Gildan's *majority voting policy* is generally to the same effect as the new majority voting requirements under the CBCA, the board has resolved to revoke this policy, meaning that our majority voting policy will no longer be applicable to the election of directors at our 2023 annual and special meeting.

DIVERSITY AND INDEPENDENCE

Board diversity

The board considers diversity to be an essential element of board effectiveness. A diverse board possesses a balance of skills, experience, and expertise and a diversity of perspectives that are relevant to Gildan's business and strategic objectives. Moreover, in today's highly competitive talent market, diversity is a business imperative that helps Gildan and its board attract and retain the brightest and most talented individuals.

When identifying potential director candidates, the board expects the Governance committee to consider the skills, experience, and expertise of a candidate, as well as the benefits of diversity and the needs of the board. As set out in our *board diversity policy*, diversity includes gender, sexual orientation, visible minority status, age, religious affiliation, ethnicity, ancestry, social status, and other personal characteristics. We seek out diverse candidates in all director searches. The board considers the optimum mix of skills and backgrounds to serve the interests of our stakeholders, support our diversity goals, and oversee Gildan's strategic direction, and also takes into account broader societal and industry trends and issues.

The Governance committee reviews and monitors the implementation of the policy and reports the results to the board annually. In April 2022, the board committed to achieving at least 30% female representation on the board by our 2023 annual and special meeting of shareholders which we have achieved as three of the ten director nominees are women (see pages 22 and 44). This commitment is further to the board's prior stated objective in 2021 to have at least 30% representation of persons who self-identify as women, visible minorities, Aboriginal peoples (First Nations, Inuit, and Métis), and/or persons with disabilities.

Two of our three board committees are chaired by women and four of the ten director nominees (40%) self-identify as a member of one of the designated groups as defined in the *Canadian Employment Equity Act* defined above. Three director nominees (30%) self-identify as women, and one director nominee (10%) identifies as a visible minority. Additionally, one director nominee (10%) self-identifies as of Hispanic or Latino origin and one director nominee (10%) self-identifies as LGBTQ. We expect the board to continue to achieve its 30% or more female director threshold as the board continues its renewal program in 2023.

The table below sets out the diversity on the board by the four designated groups of minorities as defined by the *Canadian Employment Equity Act*:

(as at March 6, 2023)	Women	Visible minorities	Aboriginal peoples	Persons with disabilities
Number of nominees	3	1	0	0
% of nominees	30%	10%	0%	0%

A copy of the *board diversity policy* is available on our website (www.gildancorp.com).

Management diversity

As a global company with offices, operations, and employees located in various regions around the world, DEI is at the forefront of our priorities and Gildan is committed to DEI in the workplace. As of January 1, 2023, the total percentage of female employees in Gildan's global workforce was 45%, unchanged from 2021.

While the Company has not set specific targets for the representation of women and the other designated groups at the senior executive officer level due to the small size of this group, it set a goal of achieving gender parity at the Director level and above by 2027. Gildan has made good strides and has attained gender parity globally at the manager level and in less senior positions. The Company recognizes that in order to achieve a better, more representative balance of women and other diverse candidates in executive officer positions, it must ensure that it properly develops and recruits an appropriate talent pipeline. Gildan is taking steps to advance its work in this area, and it is one of the Company's strategic initiatives (see page 45).

To further support the achievement of our gender parity target, in May 2021, Gildan launched its Women in Leadership Program to bring together a group of talented women across Gildan for a comprehensive and engaging leadership development experience. The program aims to promote the advancement of women in leadership roles. This program seeks to bring together a diverse group of leaders from a variety of cultural backgrounds, age groups, tenures, and seniority levels. Participants are selected based on their job performance, leadership potential, engagement, communication skills, and their ambition to further grow in the organization.

About DEI at Gildan

Gildan is committed to DEI on the board and in the workplace. This includes a commitment to ensuring there are no systemic barriers or biases in the Company's policies, practices, and procedures. Gildan's *diversity, equity, and inclusion policy* encourages representation and participation of diverse groups of people at all levels of Gildan globally.

The Company updated the policy in 2021 to set out three clear objectives:
- Formalize and systematize DEI through Company policies and procedures
- Cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions
- Provide regular public updates to reinforce accountability to commitments. The policy defines DEI as well as accountability structures, leadership expectations, and employee responsibilities.

Other strategic initiatives include partnering with diversity organizations, conducting comprehensive DEI training across the organization, and introducing sponsorship programs for high potential and diverse talent. While Gildan considers the level of representation of women and other members of designated groups in senior management positions when making appointments, and aim to promote and empower the advancement of women in leadership roles generally, senior management roles are filled without bias.

Building awareness

Every year the Company comes together for International Women's Day to celebrate women's achievements, raise awareness against bias, and take action for equality. Company-wide events are organized and local initiatives are supported to recognize female employees around the world.

The Company is also building a culture of inclusion where employees from different backgrounds and countries come together and showcase their strengths and contributions to Gildan. *Inclusion Insights*, introduced in 2020, is an internal series that raises awareness and provides tips on important topics like race, ethnicity, and unconscious bias. In 2022, a new partnership approach was adopted, where the production of these quarterly insights was undertaken in partnership with representatives from various locations on topics important to them. Quarterly insights in 2022 featured topics such as gender norms in China's labour market (China), managing a multigenerational workforce (Barbados), equity in education (USA), and gender-based violence (Dominican Republic).

Other important dates and months were also highlighted through group interviews or employee spotlights for Black History Month and Hispanic Heritage Month, and published content on Pride Month, including support for Project 10, an organization that provides safe spaces and summer camps for youth from the LGBTQIA2+ community.

In 2022, Gildan continued to develop content to include in the new DEI training program, which will be launched in 2023. The Company is also incorporating succession planning strategies and talent acquisition best practices to advance DEI at Gildan. Every human resources process is reviewed through a DEI lens.

Measuring engagement

In 2021, we introduced a Global Engagement and Inclusion Survey to receive employee feedback on various aspects of employee experience, such as work culture, engagement, inclusion, manager relationship, and work environment. The survey targeted nearly 4,000 salaried employees and had an 84% participation rate.

Results were very positive and insightful:
- 72.3% of respondents said they were consistently engaged and another 15% were mostly engaged – results that were well above the survey provider's industry benchmark of 52%
- 78% of respondents said they believe Gildan is an inclusive place to work.

Plans are underway to conduct a second engagement and inclusion survey of the Company's employee base in 2023, including representation from both salaried and hourly employee populations, to further assess the perceived degree of engagement and inclusion.

Director independence

Director independence helps ensure our directors act in Gildan's best interests.

Our board must have a majority of independent directors as set out in the mandate of the board. As noted earlier, all of this year's nominated directors are independent, except for Glenn J. Chamandy as he is the President and CEO of Gildan.

Director independence is determined by the board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

Avoiding conflicts of interest

Members of our board are committed to acting in Gildan's best interests.

If a director has a material interest in a transaction involving Gildan, or otherwise identifies the existence of a potential conflict of interest, the director must declare the conflict, or potential conflict, at the beginning of the board or committee meeting, and then recuse themselves from any discussions of the matter or vote on the matter.

Related party transactions

The Governance committee is responsible for reviewing any related party transactions involving a director or a member of senior management to ensure that the terms of the transaction are at arm's length, any value paid in the transaction represents fair market value, and that the transaction is in Gildan's best interests. Following its review, the Governance committee will make a recommendation to the board about the related party transaction.

Changes in a director's occupation

When a director's principal occupation or business association changes substantially from the position he or she held when they joined the board, the Governance committee will review the impact of the change and will make a recommendation to the board of any action to be taken, including requesting the director's resignation.

KEY AREAS OF FOCUS FOR THE BOARD

The board oversees areas that are critical to Gildan's long-term success.

Strategic planning

The board is actively engaged in our corporate strategy, overseeing the strategic planning process and monitoring our progress in achieving our strategic objectives.

The board holds a special meeting with management every year to review Gildan's annual and long-term strategic plans. This includes discussing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. It also sets aside time at each quarterly meeting to receive an update from management and to discuss the progress of Gildan's annual and long-term strategic plans.

The breadth and depth of skills and experience on the board provide for constructive dialogue, healthy debate, added perspective, and an effective sounding board for management.

The board approves the annual objectives for the President and CEO and measures success against these objectives.

DEFINING INDEPENDENCE

A director is independent if he or she meets the standards of independence established under applicable regulations. These include Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002, and Section 1.2 of the Canadian Securities Administrators' *National Instrument 58-101* (Disclosure of Corporate Governance Practices)

Risk oversight

We believe a business strategy should include sound risk management practices and the vision to see the opportunities within those risks. By understanding the most critical risks facing our business, including those related to ESG, we can proactively put in place systems to mitigate those risks while pursuing any opportunities they present, and foster a culture of risk and opportunity awareness across the Company.

The board provides risk oversight as a whole and through its committees based on our risk governance framework, which sets out specific policies and processes for the continuous assessment of risks to our business. These include risks related to our operations, finances, compliance, strategy, and the environment, including climate change as well as political, social, and human rights risks. You can read more about each committee's responsibilities beginning on page 35.

Risk management

Gildan's management team is responsible for the ongoing management of risk. Our risk management team conducts an annual assessment of our strategic and operating risks. The results are compiled into a registry that is used to develop and track mitigation strategies and key risk indicators. The results of this process are communicated to the board and to the senior executive management team.

Our Vice President, Internal Audit and Enterprise Risk Management is the highest-ranking person charged with operational risk management. He oversees risk management, including the various mechanisms that monitor and report risks to the board, and reports functionally to the chair of the Audit committee and administratively to the Executive Vice President, Chief Financial and Administrative Officer to ensure independence from management.

The following occur under the board's guidance and oversight:
- Our Internal Audit group conducts periodic reviews to ensure that management has implemented robust compliance programs and procedures to mitigate risks, including those related to our social, environmental, and health and safety practices.
- Our Social Compliance team supports this process and conducts compliance audits for our facilities and third-party contractors.
- Our Legal and Compliance team provides training and oversees an annual recertification process of certain important policies.
- Our Information Technology team conducts periodic cyber-risk mitigation exercises by completing awareness outreach, ransomware training, tabletop exercises, phishing tests, and external vulnerability scans.
- Each operating unit, function, or department is also responsible for actively managing and monitoring its respective risks throughout the year.

Management updates the board annually on our ERM program and reviews quarterly updates on the key risks for each of our principal business units. A review of the main risks facing our business, overall industry trends and developments, and strategic opportunities are also discussed at the board's annual strategic planning meeting with management.

You can find more information about risk management in our 2022 MD&A, our 2022 climate change disclosure report and our 2021 ESG report and on our website (www.gildancorp.com).

ESG oversight and focus

Gildan places a high priority on operating responsibly, ethically, and transparently. As our sustainability journey started earlier than most of our peers, Gildan already has a 20-year track record of implementing, measuring, monitoring, optimizing, and reporting on our ESG priorities and progress.

ESG is core to our long-term business strategy and has long been a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, we have the advantage of exercising direct control across our entire supply chain over how we operate and in driving ESG practices consistently across our operations. ESG is one of the three pillars central to our organic growth, along with capacity expansion and innovation. In January 2022, we announced our *Next Generation ESG* strategy and future targets with the commitment of making meaningful advancements by 2030 in five key areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure.

In March 2022, we announced our first sustainability-linked loan, by way of an amendment and restatement to our $1 billion revolving credit facility to include terms that reduce or increase our borrowing costs based on our annual performance against three recently announced ESG targets: (i) climate change: reducing Gildan's scope 1 and scope 2 GHG emissions by 30% by 2030 (compared to a 2018 baseline); (ii) circularity: ensuring 75% of Gildan's packaging and trims[1] contain recycled or sustainable materials by 2027; and (iii) diversity, equity, and inclusion: achieving gender parity by 2027 for Gildan's employee group at the Director level and above.

The board monitors and oversees progress of our ESG strategy and targets. The ESG Steering Committee, co-chaired by our President and CEO and Executive Vice President, Chief Financial and Administrative Officer, provides leadership and guidance in the development and implementation of our ESG strategy and goals, and meets quarterly. Five working groups are chaired by senior leaders and made up of cross-functional representatives who support ESG strategy development and implementation. The Centre of Excellence for ESG serves as a facilitator and integrator of sustainability across Gildan.

The Governance committee is responsible for overseeing our ESG policies and practices, including those relating to the environment, labour and human rights, health and safety, community engagement and stakeholder relations, and other sustainability issues. It receives a comprehensive report on ESG matters at each quarterly meeting that highlights key developments, issues, and risks in these areas.

ESG reporting

In 2004, Gildan published its first sustainability report. In 2008, we began reporting our ESG performance according to GRI standards, and, in 2020, we disclosed our data aligned with the Sustainability Accounting Standards Board standards.

We support the Financial Stability Board's TCFD framework and have begun aligning our reporting in alignment with the TCFD. In 2020, we released our first climate change disclosure and, in 2022, we released our first stand-alone Climate Change Disclosure Report. We expect to be fully aligned with the TCFD recommendations on climate-related financial disclosures by 2025.

You can read more information about our ESG program and accomplishments on our website and in our 2022 MD&A, our 2022 climate change disclosure report, and our 2021 ESG report. Both documents are available on our website (www.gildancorp.com).

Succession planning

The board, through the HR committee and a dedicated working group, is responsible for succession planning to make sure that we have continuity and depth of talent to ensure an orderly succession of the President and CEO, executive officers, and other key management roles.

The board maintains a comprehensive management succession plan that includes the President and CEO and other senior executives. The HR committee and the board review the succession plan at least once a year through a private session with the President and CEO. The President and CEO presents his succession plan as well as the succession plan for each of the executive officers. The board discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess whether there is readiness to fill potential vacancies with qualified people.

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1 Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

As a good governance practice, the board also maintains a contingency plan in the event something suddenly unexpected happens to the President and CEO, or the other named executives. Similarly, the board has a succession plan for the Chair of the Board as well as for each committee chair.

Leadership development

Management uses an integrated approach for talent management and it has two core pillars – a competency framework that provides clear expectations for roles and performance aligned with Gildan's needs and culture, and a performance management system that formalizes processes that drive business performance.

Our Organizational Development group plays a key role in identifying and developing talent across the organization using tools like 9 box, succession planning exercises, development plans, job enrichment, and coaching programs. Since 2021, we have made further enhancements to our succession planning framework by adding a competency framework, improving our approach to performance management, and implementing a Women in Leadership program (see page 44) to advance our leadership development.

Our integrated approach to talent management is designed to prevent siloed practices, support growing talent, and drive development towards our organizational objectives of increasing bench strength, readiness, and diversity, as well as the number of critical roles with a succession plan.

BOARD ASSESSMENT

The Governance committee is responsible for the board assessment process. This is a comprehensive process that involves assessing the performance and effectiveness of the board as a whole, the committees, committee chairs, and individual directors. The assessment is conducted annually by the Governance committee and every third year includes an external assessment conducted by a third-party.

When the board assessment is conducted internally, it includes two parts: (i) questionnaires completed by individual directors, and (ii) one-on-one sessions with the Chair of the Board. Directors complete a series of board self-assessment questionnaires about a wide range of topics including the functioning of the board (meetings, agendas, board discussions, and board materials), board composition, governance practices, related party transactions, the board's goals, as well as major board priorities such as Gildan's strategic and operating plans, corporate performance assessment, risk, succession planning and organizational development, executive compensation, and capital allocation. Responses are collected and compiled by the Corporate Secretary team for the Chair of the Board who then meets with each director to have a candid conversation about board effectiveness and to provide individual feedback and discuss any areas for improvement.

The Governance committee prepares a summary presentation for the board, and the board and committee develop a plan for any follow-up items as necessary. The Governance committee oversees the implementation of any changes and updates the board quarterly.

As part of the three-year cycle, in 2021, an external consultant was engaged to perform a broader assessment. It reviewed the board's processes and structure, composition, board and executive succession planning, and oversight of ESG matters, among other things, and benchmarked Gildan's practices against industry peers and best-in-class companies. The consultant conducted a series of interviews with directors and management, analyzed the information, and presented their findings and results to the board in February 2022. They concluded that Gildan has a highly functioning board, identified a number of key board strengths across different categories, and concluded that the board has advanced governance practices. The consultant also identified a few areas where the board can further strengthen its practices and effectiveness.

Over the course of 2022, the board implemented recommendations from the third-party assessment with a view to continuously improve the performance and effectiveness of the board and committees. The board revised its self-assessment questionnaire following consideration of these recommendations and introduced the updated questionnaire in its 2022 self-assessment process, which was completed in December 2022.

Every two years, the Chair of the Board conducts an outreach program to foster a strong relationship between the board and management and to ensure the flow of information, and monitor the corporate culture. In January and February of 2023, the Chair of the Board met with 45 members of management at the Vice-President level and above. The chair reported the results of these meetings to the board in February 2023.

TENURE AND BOARD RENEWAL

Director term limits and retirement

The board recognizes the importance of renewal to maximize its effectiveness over the long term. Our policy requires a director to retire from the board at the next annual meeting of shareholders and not stand for re-election after reaching age 72 or 15 years of service on the board, whichever is earlier. The board has the discretion to grant an exception to this policy. Any decision to extend a director's tenure is reviewed by the board on an annual basis.

The board also recognizes the importance of board and committee chair renewal to ensure board and committee effectiveness. Accordingly, the policy also provides that the board chair may serve for a term of five years, renewable for up to an additional five years at the discretion of the board. Committee chairs may serve for a term of five years, renewable for up to an additional two years at the discretion of the board.

Board tenure



- ● < 5 years
- ● 6-10 years
- ● >10 years

Recruiting new directors

The Governance committee is responsible for developing the criteria and process for selecting directors. In addition to using a skills matrix as discussed below, the Governance committee seeks to ensure that all board members and candidates possess certain qualifications and attributes, such as personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, and sound business judgment. Board members and candidates must be willing to devote the necessary time to carry out their duties and service on our board and express a willingness to represent Gildan's best interests.

The committee uses a skills matrix to review the skillset of the board as a whole and to review the skills, competencies, and experience of director candidates. The skills matrix is based on the core expertise the board deems necessary to ensure Gildan's success, create sustained value for shareholders, provide independent oversight of management, and help ensure board effectiveness. The skills matrix is reviewed regularly and was last updated in November 2022 (see page 56).

The committee identifies qualified board candidates based on the *board diversity policy*, experience, any gaps in the skills matrix, and any upcoming director retirements. An independent search firm may be engaged to identify potential candidates to assist in the process. The Chair of the Board and the chairs of each committee meet with each director candidate to conduct a general assessment and discuss their interest and ability to devote the time required to serve on our board. Depending on the number of qualified candidates, a short list may be developed for presentation to the board and the most suitable candidate may be recommended for appointment to the board or nomination as a director at the next annual meeting of shareholders.

The Governance committee recommends to the board the director nominees for election at the next annual meeting. The committee can recommend the appointment of a new director to the board at other times during the year to fill a vacant seat or to add a new seat based on Gildan's needs and the board's profile.

ENGAGEMENT AND COMMUNICATIONS

Shareholder engagement

The board recognizes the importance of having constructive dialogue with shareholders and engages directly and regularly with shareholders.

Our *shareholder engagement policy* outlines how the board may communicate with shareholders, how shareholders may communicate with the board, and which topics are appropriate for the board to address. From time to time, the Chair of the Board meets with institutional shareholders to discuss governance-related matters. The Chair of the Board determines which committee chairs or other directors will attend the meetings based on the topics to be discussed. Those directors will prepare a report on the meeting for the Governance committee.

The board encourages shareholders to attend the annual meetings because they are an important opportunity for shareholders to hear directly from management and to discuss performance, strategy, corporate governance, and other important matters. The Chair of the Board is available to respond to any shareholder questions.

> **RECENT ENGAGEMENT ACTIVITIES**
>
> The board values the opportunities to have constructive dialogue with shareholders and receive important feedback on different matters.
>
> In 2022, the board met with several of our institutional shareholders to receive feedback on Gildan's performance, strategy, and corporate governance. The sessions were positive and informative and represented feedback from approximately 27.4% of our shareholder base.
>
> In 2020 and 2021, the board met with 15 of our largest shareholders to address concerns about executive compensation. Following the meetings, a board working group was formed, supported by an outside compensation advisor, to review our executive compensation program, incorporate feedback, and ensure alignment with shareholder interests. Follow-up meetings with shareholders in 2021 were held to solicit feedback on contemplated program enhancements. Program changes were announced in our 2022 management information circular, resulting in a positive say-on-pay advisory vote. You can read more about executive compensation at Gildan beginning on page 61.

Contacting the board

Shareholders can initiate communications and provide feedback to the board at any time. They can contact the board through our Corporate Secretary:

By mail:
Gildan Board of Directors
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
33rd floor
Montréal, Québec, Canada H3A 3J2
(Please mark the envelope *Confidential*)

By e-mail:
corporate.governance@gildan.com

Shareholders can ask to meet with the Chair of the Board, the chair of a board committee or an individual director. The Chair of the Board will consider the request in consultation with the chair of the Governance committee and the Corporate Secretary. You can find more information about meeting requests in our *shareholder engagement policy* on our website (www.gildancorp.com).

Shareholders can submit proposals to be considered at the next annual meeting of shareholders (see page 21 for details).

EXPECTATIONS OF DIRECTORS

CONDUCT

We expect each director to act honestly and in good faith and in the best interests of Gildan.

We are committed to maintaining the highest ethical standards in all our operations and business practices worldwide. We understand that our conduct with fellow employees, customers, suppliers, and other stakeholders affects the integrity and credibility of Gildan, as well as our success. That's why maintaining strong ethical business relationships and acting responsibly is important to us.

Our *code of ethics* reinforces that commitment and serves as a framework for guiding our operations and business practices and guides employees to make decisions that are consistent with our core values and guiding principles. It applies to all Gildan directors, officers, and employees.

Our core values and guiding principles







We operate responsibly

We understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to operating ethical, safe, and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We take pride not only in the quality of our products but how they are made.

We act like entrepreneurs

As a founding principle of Gildan's DNA, our entrepreneurial spirit reflects our leadership's passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We believe in our people

We value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors, and partners worldwide.

The *code of ethics* discusses conflicts of interest, integrity and confidentiality of corporate records and information, protection and use of corporate assets, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws, and reporting of unethical or illegal behaviour.

Robust training

Employees participate in our *code of conduct* training program as well as compliance awareness training. Certain employees in supervisory positions or in non-supervisory positions with job functions that require an especially high standard of compliance go through an annual certification process and all new employees are asked to read and sign the code when they join Gildan. In 2022, 904 employees were asked to go through the annual certification process, with 892 employees completing the process and the other 12 employees on approved leave. The Ethics and Compliance program is administered under the Vice-President, Legal Affairs and General Counsel.

Our *code of conduct* encompasses the principles set forth by the International Labor Organization (ILO), the Fair Labor Association (FLA) and various other organizations. It asserts our position on a wide range of labour and business practices and openly communicates our commitment to employees, partners, and stakeholders to always act responsibly and sustainably.

Anyone who suspects a breach can speak to their supervisor, Human Resources, the Legal department, or a member of the Ethics and Fraud Compliance Committee, or they can send an e-mail to EthicsAndCompliance@gildan.com. Our Ethics and Compliance Hotline allows employees and others to report a concern confidentially and anonymously. Reports are treated as confidential, consistent with local law. All reports are evaluated and addressed promptly and thoroughly. Anyone who reports or suspects a breach can make a report without fear of reprisal or retaliation if they are acting in good faith.

SERVING ON OTHER BOARDS

Limits on other directorships

We limit the number of public company directorships so our directors can devote the necessary time to fulfilling their roles and responsibilities on our board:

- Directors may serve on a total of four public company boards, including Gildan
- Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan
- Gildan's President and CEO may not hold more than two public company directorships, including Gildan.

All of the nominated directors are within our limits for public company directorships.

Directors must advise the Chair of the Board and the chair of the Governance committee before accepting an invitation to serve on another public, private, or not-for-profit board. This allows the Governance committee to assess whether the director will continue to have the necessary time to meet their commitments to our board.

Members of the Audit committee have additional requirements to prohibit them from serving simultaneously on the board and audit committees of more than three other public companies. If the board determines that this would impair the member's service on our board, the board will require the situation to be resolved. If the board determines that simultaneous service does not impair the director's ability to serve as a member of the Audit committee, it will provide the appropriate disclosure.

Serving together on other boards

The board limits interlocking directorships to maintain director independence and to avoid potential conflicts of interest. We do not allow directors to serve together on more than two other public company boards unless it is approved by the board.

We will not have any board interlocks as of our 2023 annual and special meeting of shareholders.

ATTENDANCE

We expect our directors to attend all board meetings, all of their committee meetings, and the annual shareholder meeting and to make their best efforts to attend any special meetings.

Directors are required to attend a minimum of 75% of board and committee meetings held in a fiscal year. We set board and committee meeting dates at least two years in advance to optimize director attendance. The Governance committee may grant an exception to this requirement if there are extenuating circumstances that prevent a director from meeting the attendance requirement.

2022 Meeting attendance

	Board of directors	Audit committee	Governance committee	HR committee	Overall attendance
Donald C. Berg	9 of 9	–	–	–	100%
Maryse Bertrand	9 of 9	5 of 5	5 of 5	5 of 5	100%
Dhaval Buch	9 of 9	5 of 5	5 of 5	5 of 5	100%
Marc Caira	9 of 9	5 of 5	5 of 5	5 of 5	100%
Glenn J. Chamandy	9 of 9	–	–	–	100%
Shirley E. Cunningham	9 of 9	5 of 5	5 of 5	5 of 5	100%
Russell Goodman	8 of 9	5 of 5	5 of 5	5 of 5	96%
Charles M. Herington	9 of 9	5 of 5	5 of 5	5 of 5	100%
Luc Jobin	9 of 9	5 of 5	5 of 5	5 of 5	100%
Craig A. Leavitt	9 of 9	5 of 5	5 of 5	5 of 5	100%
Anne Martin-Vachon	9 of 9	5 of 5	5 of 5	5 of 5	100%

The board has an open committee format and meeting times are set such that directors are encouraged to attend all committee meetings, regardless of membership, on a non-voting basis.

Independent directors and *in camera* sessions

The independent directors meet separately without management present at each quarterly meeting and most special board meetings under the leadership of the Chair of the Board.

Each board committee also holds separate sessions without management present at each quarterly meeting and most special committee meetings under the leadership of its committee chair.

In 2022, there were 24 *in camera* meetings with one *in camera* session at each board and committee meeting as follows: nine *in camera* sessions of the board, five *in camera* sessions of the Audit committee, five *in camera* sessions of the HR committee, and five *in camera* sessions of the Governance committee.

SHARE OWNERSHIP

We expect directors to own Gildan equity to align with shareholder interests and to ensure directors are focused on our long-term success. Our *director share ownership policy* requires each director to hold at least six times the cash portion of the annual board retainer in Gildan equity within five years of joining the board. Gildan common shares and/or DSUs that directors receive as their equity retainer count towards meeting the requirement. Directors must maintain the required ownership during their director tenure and are prohibited from purchasing financial instruments designed to hedge, monetize, or offset a decrease in the market value of Gildan's equity securities.

The table below shows the total holdings of Gildan securities held by each director at the end of fiscal 2022. This includes Gildan shares directors may own beneficially. Mr. Chamandy is not included in the table because he is required to meet our executive share ownership requirements. He currently exceeds those requirements (see page 72).

	Common shares	DSUs	Total shares and DSUs	Total market value of common shares and DSUs[1]	Meets share ownership requirements
Donald C. Berg	6,400	76,209	82,609	$2,263,486	yes
Maryse Bertrand	2,500	21,935	24,535	$669,519	yes
Dhaval Buch (joined the board in February 2022)	–	4,291	4,291	$117,573	Has until February 2027 to meet the requirements
Marc Caira[2]	1,560	36,501	38,061	$1,042,871	yes
Shirley E. Cunningham	–	45,208	45,208	$1,238,699	yes
Russell Goodman[3]	14,500	60,496	74,996	$2,054,890	yes
Charles M. Herington[4]	5,200	36,501	41,701	$1,142,607	yes
Luc Jobin	–	24,463	24,463	$670,286	yes
Craig A. Leavitt	–	27,757	27,757	$760,541	yes
Anne Martin-Vachon	2,000	52,037	54,037	$1,480,613	yes

1. Calculated by multiplying the total number of common shares and DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 30, 2022 ($27.40), the last trading day prior to fiscal year-end.
2. 1,560 common shares are owned indirectly by Mr. Caira's grandchild.
3. 12,000 common shares are owned directly by Mr. Goodman and 2,500 common shares are owned indirectly by his spouse.
4. 5,200 common shares are owned indirectly by The Charles Manuel Herington Living Trust.

SKILLS AND DEVELOPMENT

Board skills

The board represents a broad mix of qualifications, attributes, skills, and experience in areas that are important for the effective functioning of the board and proper oversight of our affairs and strategy. The board recognizes that having members with a broad and diverse mix of skills is critical to ensuring our long-term success.

All members of the board must have senior leadership experience. Collectively, the board possesses a wide variety of core business skills, industry-specific skills, and skills aligned with Gildan's strategic objectives. These areas of expertise are intended to dovetail with general qualifications and attributes that the Governance committee seeks in all board members and candidates.

Mr. Buch was appointed to the board in February 2022 and brings extensive knowledge and experience in global growth and manufacturing operations, supply chain and distribution, and environment and sustainability, and has an added international perspective since he is Gildan's first director to be based in the Eastern Hemisphere (India).

The skills matrix on the next page shows the skills we believe are key for an effective board of Gildan. The Governance committee regularly reviews the matrix to ensure each committee has the appropriate composition and to identify any gaps relative to Gildan's needs and board renewal in the future. Five key skills are shown for each director, but it is clear that many of our directors possess a broader skills profile in addition to the five skills listed given their strong backgrounds. You can read more about each director's background and experience in the profiles starting on page 23.

Skills matrix		Donald C. Berg	Maryse Bertrand	Dhaval Buch	Marc Caira	Glenn J. Chamandy	Shirley E. Cunningham	Charles M. Herington	Luc Jobin	Craig A. Leavitt	Anne Martin-Vachon
Core business skills	**Strategy and risk management** Substantial experience setting the strategic direction and allocating the financial resources of a public company or large organization while simultaneously considering the impacts of potential financial and non-financial risks (for example, reputational, operational, environmental, cyber risk)	●	●	●	●	●	●	●	●	●	●
	Accounting and financial Financial acumen, experience or knowledge of accounting and financial reporting, corporate finance, and internal financial/accounting controls	●	●						●		
	Human capital management and compensation Experience in or knowledge of talent management, leadership continuity, succession planning, diversity, equity and inclusion, health and safety, compensation and employee benefit programs as well as an understanding of human resources principles		●		●		●	●		●	●
	Global growth and operations Experience in growing operations in a large-scale organization in new and diverse business environments, cultures, and regulatory marketplaces to provide goods or services to customers around the world	●		●	●		●	●	●	●	
	Corporate governance and regulatory Experience in or knowledge of public policy, corporate governance principles, governmental affairs, regulatory, and compliance matters	●	●								
	Digital and technology Oversight experience or knowledge of information technology management and digital solutions, including cyber risk, data analytics, and the implementation and integration of forward-looking technology strategies to enhance business operations and processes						●	●			●
	Sales and marketing Experience in sales, marketing, and advertising with particular emphasis on distributor and mass retail channels of distribution				●	●		●		●	●
Industry-specific skills	**Manufacturing operations** Experience in or knowledge of manufacturing processes, equipment, automation, and the maximization of productivity in the manufacture of goods and apparel			●	●	●			●		
	Supply chain and distribution Experience in or knowledge of supply chain management, sourcing, planning, raw materials, B2B distribution, or B2C distribution in the context of a large organization	●		●	●				●		
Skills aligned with Gildan's strategic initiatives	**Environment and sustainability** Oversight experience or knowledge in the development of ESG strategies and initiatives, including circularity, in manufacturing, sustainable agriculture, socially responsible operations, as well as environmental and climate risks		●	●			●				
	Textile and apparel industry Experience in or knowledge of fabrics or apparel, including product development, innovative technologies, increasing speed-to-market, driving operational efficiencies and reducing the environmental footprint of such operations					●				●	●

Director development

Orientation

The Governance committee is responsible for the director orientation and mentorship programs. Directors must be knowledgeable about Gildan's business so they can be effective and make meaningful contributions to the board.

New directors receive an extensive package on Gildan that includes information about our strategic and operational business plans, operating performance, governance system, compliance program, and financial position. New directors also attend one-on-one orientation sessions with the President and CEO and other senior executives to develop a greater understanding of our business and operations. The committee chairs also meet with new directors to discuss board and committee priorities and expectations of individual directors.

New directors are assigned to a current director who serves as a mentor to offer ongoing guidance regarding the work of the board and committees and other matters. In 2022, upon joining the board and as part of his orientation, Mr. Buch travelled to Bangladesh to visit Gildan's manufacturing facilities and to meet with the local leadership team.

Continuing education

Each year, the Governance committee creates a director education program for the fiscal year to ensure directors advance their knowledge of our business through regular presentations by senior management on Gildan's business, financial matters, and operations as well as the industry overall. Directors also attend our annual strategic planning meeting, where they have the opportunity to review and discuss Gildan's long-term strategic plan with senior management.

Additionally, directors gain a better understanding of Gildan's operations first-hand by visiting various offices, facilities, and operations. They tour the facilities and receive presentations on a range of topics that are relevant to the local operations. Directors also participate in industry trade shows, which provide insight on the overall industry and Gildan's key customers and competitors.

At the committee level, each committee chair ensures that continuing education topics are added to committee agendas from time to time throughout the year to cover areas critical to director knowledge, particularly in evolving subject areas. Directors are also encouraged to suggest topics for the director education program and the Governance committee canvasses directors from time to time to determine their training and education needs and interests and to arrange trips to Gildan's facilities and operations. Management schedules presentations on these topics, including sessions with external consultants as appropriate.

Our continuing education program focused on five themes in 2022: capacity driven growth, innovation, ESG, governance, and risk. The table below is a summary of the sessions held in fiscal 2022.

2022	Topic	Attendees
Q2	**ESG** Climate disclosure and emissions reporting • Peter Iliopoulos, SVP, Taxation, Sustainability and Government Affairs — Gildan • David Voizard, VP, Financial Reporting & SOX Corporate Financial Reporting — Gildan	All directors
Q2	**Governance** Update on Executive Compensation Trends — WTW • Arun Bajaj, EVP, Chief Human Resources Officer and Legal Affairs — Gildan	All directors
	Risk Enterprise cybersecurity risk management and cyber readiness • Imran Ahmad, Partner, Canadian Head of Technology, Co-head of Information Governance, Privacy and Cybersecurity — Norton Rose • Jason DeHaan, Chief Information Officer — Gildan	All directors
Q4	**Risk** Gildan's corporate structure • Peter Iliopoulos, SVP, Taxation, Sustainability and Government Affairs — Gildan	All directors
	Capacity driven growth U.S. site visits to distribution centre in Eden, NC and Salisbury, NC yarn-spinning facilities Facility tours and various presentations by local management	All directors
	Innovation Innovation and driving market share — Boston Consulting Group • Chuck Ward, President, Sales, Marketing & Distribution — Gildan	All directors
	Governance Trends in External Auditor Independence • David Voizard, VP, Financial Reporting & SOX Corporate Financial Reporting — Gildan	All directors

Directors have full access to our senior management and employees. The board encourages management to address the board in instances where a manager's knowledge and expertise can enhance the board's understanding of a particular issue. Accordingly, in 2022, various members of management were invited to the board's regularly scheduled meetings to present on topics of interest to the board or management.

DIRECTOR COMPENSATION

PHILOSOPHY AND APPROACH

Our director compensation program is designed to attract and retain highly qualified individuals to serve on the board and its committees, align the interests of directors with the long-term interests of our shareholders, and provide appropriate compensation for the risks and responsibilities associated with being a director on Gildan's board. Directors receive a portion of their annual retainer in cash, and the balance as equity in the form of DSUs.

Following a compensation review in 2020, a new compensation approach was adopted and phased in over fiscal 2021 and fiscal 2022. The new approach involved moving to a flat-fee structure, increasing the retainers for the board chair and the committee chairs, and increasing the portion of the retainers paid in DSUs. The increases were made to bring director compensation to the median of the compensation comparator group and, for 2022, represented an overall increase of 11% (see page 60).

The Governance committee reviews director compensation every two years. WTW assisted the Governance committee in the 2020 review. They also assisted the Governance committee in its 2022 review, which will result in a modest change in director compensation for 2023 and 2024 by increasing the annual director retainer by $10,000 through the equity portion of the retainer. This change serves to close a small gap observed with the market. No changes were made to the compensation for the board chair.

Directors are reimbursed for travel and other out-of-pocket expenses incurred while attending board and committee meetings.

About DSUs

The board determines the equity portion of the annual retainer fee with consideration of the benchmarking data (see below) and with the objective of ensuring alignment with shareholder interests.

DSUs are notional units that track the value of Gildan common shares. DSUs are granted as of the last day of each fiscal quarter. We determine the number of units by dividing the dollar value by the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the last day of each of fiscal quarter. DSUs are paid out in cash after a director retires from the board based on the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the redemption date. Canadian directors must redeem their DSUs by December 31 in the first year after they cease to be a director of the Company.

EQUITY RETAINERS
Paying directors an equity retainer aligns with shareholder interests and helps ensure directors are committed to our long-term success, while helping directors to meet our share ownership requirements (see page 54).

U.S. directors must elect, prior to each fiscal year, to receive payment of their DSUs in either the first year after they cease to be a director of the Company or in the calendar year following the year in which they cease to be a director of the Company. They may elect to receive the payment over the two years and determine the proportion of the payments, however, the election must be made prior to each fiscal year. These elections are irrevocable.

DSUs earn dividend equivalents at the same rate as cash dividends paid on our common shares. Additional DSUs are typically awarded each year in April, June, September, and December, consistent with the board's dividend policy on declaring quarterly cash dividends on our common shares.

Benchmarking

We benchmark director compensation to stay competitive with the market and we generally target pay at or near the median of the same compensation comparator group we use to benchmark executive compensation. Our 2022 compensation comparator group consists of 17 companies and reflects the global character of Gildan's operations and the markets where we compete for executive talent. Companies are selected based on three types of criteria: location and listing, financial metrics and size, and industry sector (see page 70).

Benchmarking is part of the Governance committee's formal review of director compensation every two years. It retains an external consultant to assist in the review.

Director fee schedule

The table below shows the changes in fee structure that were phased in over two fiscal years under the new compensation approach described on the previous page and the director fee schedules for 2020, 2021, and 2022. Directors can elect to receive all or a portion of their cash retainer in DSUs to help them build their share ownership. Mr. Chamandy does not receive director compensation. He receives executive compensation as Gildan's President and CEO (see page 71).

	2022	2021	2020
Board chair cash retainer	$175,000	$175,000	$175,000
Board chair equity retainer (received as DSUs)	$210,000	$180,000	$150,000
Director cash retainer	$90,000	$90,000	$90,000
Director equity retainer (received as DSUs)	$145,000	$120,000	$90,000
Committee chair retainers			
Audit and finance	$30,000	$30,000	$20,000[1]
Compensation and human resources	$30,000	$30,000	$20,000[1]
Corporate governance and social responsibility	$20,000	$20,000	$10,000
Committee member retainers			
Audit and finance	$6,000	$6,000	–
Compensation and human resources	$6,000	$6,000	–
Corporate governance and social responsibility	$6,000	$6,000	–
Meeting attendance fees	–	–	$1,500[2]

1. $5,000 of the committee chair retainer was received as DSUs.
2. Meeting attendance fees were paid to directors for each board meeting and committee meeting they attended as well as the annual meeting of shareholders except for the Chair of the Board. His meeting fees are included in the board chair retainer.

The board stopped granting options as part of director compensation in December 2001 and amended the LTIP in May 2006 to exclude outside directors as eligible participants.

See page 33 for the compensation paid to directors in fiscal 2022.

EXECUTIVE COMPENSATION

Our executive compensation program is designed to attract, motivate, and retain high performing executives, encourage and reward superior performance, and align executives' interests with those of our shareholders. This section discusses our pay for performance philosophy, compensation governance, our executive compensation program, and the decisions about executive pay.

2022 OVERVIEW



Shirley E. Cunningham
Chair, Compensation and
Human Resources
Committee

Donald C. Berg
Chair of the Board
of Directors

To our shareholders:

In 2022, Gildan delivered all time high top-line revenue and Adjusted diluted EPS performance, returning record capital to our shareholders. All of this was accomplished while navigating through a challenging macroeconomic environment, and as our executive leadership team began the implementation of Gildan's *Sustainable Growth* strategy, positioning the Company to drive growth in the years to come.

Over the past year, the HR committee continued to actively review and provide oversight on key human resources matters. The committee reviewed the Company's performance on health and safety to ensure it continues to be a top priority. It also continued to monitor human resources policies and practices, including employee engagement and DEI initiatives. Furthermore, to support the Company's *Sustainable Growth* strategy, it oversaw the progress on filling key positions and the deployment of executive development programs, with the aim of enhancing succession readiness at the senior leadership level.

EXECUTIVE COMPENSATION HIGHLIGHTS

In 2022, the HR committee continued to assess the performance of its executive officers and make recommendations regarding executive compensation for the year. The committee also oversaw the implementation of changes to the executive compensation program which were announced last year (see *New in 2022* in the box to the right). These changes improved the overall alignment of Gildan's executive compensation program with shareholders' interests.

Although Gildan did not fully meet the STIP objectives on a full-year basis in 2022, the Company delivered record sales of $3.24 billion, an increase of 11% compared to the previous year, as well as strong Adjusted RONA[1] and record Adjusted diluted EPS[1].

NEW IN 2022
We made several changes to our incentive plans in 2022:

Short-term incentive
We added ESG goals to the individual performance assessment for each named executive (see page 78).

Long-term incentive
We reduced the overlap in performance measures with the short-term incentive and introduced relative performance measures to align more closely with shareholders' interests.

We replaced the EPS measure with Relative TSR and introduced Relative revenue growth and Relative return on assets to replace Revenue and Return on net assets (both absolute measures). We will assess our relative performance using companies in our compensation comparator group (see pages 79 and 81)

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1. This is a non-GAAP financial measure or ratio. This measure or ratio is not recognized for financial statement presentation under GAAP, does not have any standardized meanings, may not be comparable to similar measures presented by other entities and should not be considered a substitute for, or superior to, GAAP measures. See *About non-GAAP measures and ratios* on page 99 and section 16 of our 2022 MD&A on our website (www.gildandcorp.com) for more information.

Over the LTIP's three-year cycle, Gildan exceeded the LTIP goals, resulting in a maximum payout for the fiscal 2020 awards, which vested in February 2023.

The compensation program will remain unchanged in 2023, and for a third consecutive year, we elected not to increase the President and CEO's base salary, choosing instead to adjust his overall compensation in line with the market median through variable compensation, which is at-risk compensation and not guaranteed.

These changes were implemented following our compensation review and were made in response to feedback expressed through our May 2021 say-on-pay advisory vote as well as our engagement with 15 of our largest shareholders as disclosed in our 2022 circular.

Furthermore, in 2022, we met with several of our institutional investors to discuss this year's proposed amendments to the LTIP and the increase of the reserve. As discussed on page 18, we are asking shareholders to approve enhancements to the plan text, including a modest increase in the reserve of approximately 1% of our outstanding common shares. This increase ensures an adequate LTIP reserve which will help us continue attracting and retaining top leadership talent and key employees to achieve Gildan's strategic objectives and create value for shareholders. The last time Gildan asked for an increase in the share reserve was in 2006. We value the insights we received from the sessions with our shareholders, which you can read more about in our 2022 shareholder engagement section on page 51.

The following section on executive compensation has been reviewed and approved by the HR committee and the board. We encourage you to take some time to read it, including the components of executive pay and the impact of performance on this year's compensation decisions. We are confident that our compensation program reinforces the strong link between pay and performance, and aligns with shareholders' interests.

As always, we welcome your feedback on our approach to executive compensation and our executive compensation decisions. We work diligently to ensure Gildan's compensation policies and practices are sound, competitive, and appropriate for the Company and do not encourage excessive risk-taking. We respectfully ask that you cast your vote in favour of this year's say-on-pay advisory vote.

Sincerely,

Shirley E. Cunningham
Chair, Compensation and
Human Resources Committee

Donald C. Berg
Chair of the Board of Directors

A sound compensation program drives strong performance and creates sustained shareholder value.

The HR committee reviews Gildan's compensation policies and practices to make sure our approach to compensation is sound, we are competitive with the market, and we do not encourage excessive risk-taking. Four principles underpin our executive compensation program:

1. PAY FOR PERFORMANCE	2. ALIGNMENT WITH SHAREHOLDER INTERESTS	3. EFFECTIVE GOVERNANCE	4. STRONG RISK MANAGEMENT POLICIES

Pay for performance
- We aim to provide a good balance between fixed and variable pay to motivate superior performance
- A significant portion of target pay is *at risk* but designed with a long-term view to discourage excessive risk-taking
- Annual incentive awards are subject to the achievement of pre-established corporate and individual performance goals
- Long-term incentive awards are equity based and are 100% performance based and do not offer minimum guaranteed payouts

Alignment with shareholder interests
- Compensation is aligned to both corporate and individual performance, with an appropriate balance between short-term and long-term considerations
- The President and CEO and other members of management can defer a portion of their annual short-term incentive into Non-treasury RSUs
- The President and CEO and other senior executives must meet significant share ownership requirements
- The President and CEO is required to maintain his share ownership for one year after he retires from Gildan
- ESG goals have been added to the strategic individual objectives under the short-term incentive
- Relative TSR was added as a performance measure under the LTIP beginning in 2022

Effective governance
- The HR committee of the board is qualified, experienced, and independent
- The HR committee receives independent advice from an experienced, third-party compensation advisor
- The compensation program is reviewed holistically every year to assess compensation risk
- We hold an annual *say-on-pay* shareholder advisory vote on executive compensation
- We benchmark our compensation program against a representative and relevant comparator group to make sure our program is appropriate and competitive with the market
- We stress test and back test to ensure alignment between pay and performance, and to assess plan cost and affordability
- The board has final approval on all executive compensation matters and has structured discretion to modify short and long-term incentive award outcomes, as necessary, to address unforeseen issues

Strong risk management policies
- Payouts under the STIP are capped at two times target and PSUs are capped to two times the numbers of units held at the time of vesting, so as not to encourage excessive risk-taking
- We do not re-price options or grant options at a discount
- Hedging or monetizing of equity awards is strictly prohibited
- Our *clawback policy* applies to incentive compensation and allows us to recoup incentive pay based on financial results that are subsequently restated due to fraud or misconduct
- Perquisites are competitive with the market and are not excessive

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION GOVERNANCE

The HR committee is composed of six independent members. It oversees Gildan's human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention, and succession planning. The HR committee is also responsible for the oversight of risks related to compensation and employee health and safety matters at Gildan's worldwide operations.

About the HR committee

One of the primary roles of the HR committee is to carry out the board's overall responsibility for executive compensation at Gildan.

Under its mandate, the HR committee is responsible for monitoring the performance of executive officers, succession planning, and overall compensation. The HR committee recommends to the board the appointment of executive officers, including the terms and conditions of their appointment (or termination). It works with the President and CEO to set his objectives for the coming year and presents its recommendations to the board for review and approval. The HR committee also assesses the President and CEO's performance and recommends his compensation to the board for review and approval.

The HR committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of Gildan. As part of this process, it reviews our corporate performance and the performance of executive officers against targets and objectives that were established at the end of the previous fiscal year and recommends the short and long-term incentive compensation to the board for its review and approval.

The HR committee also oversees our human resources systems, policies, and compensation program design to ensure Gildan can attract, motivate, and retain executive talent who demonstrate high standards of integrity, competence, and performance. It oversees risk identification and risk management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of each executive officer's compensation.

The board believes that the HR committee has the knowledge, experience, and background required to fulfill its mandate.

				Skills and experience
	Human capital management and compensation	Senior leadership	Strategy and risk management	Global growth and operations
Shirley E. Cunningham (chair)	●	●	●	●
Russell Goodman		●	●	●
Charles M. Herington	●	●	●	●
Luc Jobin		●	●	●
Craig A. Leavitt	●	●	●	●
Anne Martin-Vachon	●	●	●	

The HR committee follows a rigorous decision-making process for executive compensation:
- The HR committee makes recommendations to the board about compensation matters such as corporate performance targets and weightings for the incentive plans
- The HR committee reviews Gildan's operating results and the individual performance of executive officers and recommends their short-term incentive and long-term incentive awards
- The board has final approval on all executive compensation matters. The board has structured discretion to adjust executive pay decisions when appropriate and in exceptional circumstances.

Managing compensation risk

We manage compensation risk from five perspectives to ensure a comprehensive approach to mitigating risk:

Strong board oversight (page 41)	The HR committee oversees compensation plans for executive-level positions, and monitors compensation-related risks annually
	The board also has structured discretion to modify pay outcomes for the STIP and LTIP awards if it deems necessary to address potential unforeseen issues
	Our *clawback policy* allows us to recoup incentive compensation based on financial results that are subsequently restated due to fraud or misconduct
Core philosophy and balanced approach (page 70)	Our *compensation policy* is anchored at the median of an industry specific peer group
	The comparator group consists of companies that are in a similar industry, or are comparable in size and complexity, and the markets in which we compete for executive talent
	Our compensation program provides a balance of fixed and variable pay – variable compensation is *at risk* and represents a significant portion of the overall compensation package to motivate the achievement of superior performance, without encouraging excessive risk-taking behaviour
	Performance is measured against pre-determined measures under our incentive plans – absolute performance measures and individual strategic objectives under the STIP and three new relative performance measures for PSUs awarded under the LTIP
	The majority of variable compensation is delivered through long-term incentives to discourage the executive team from achieving short-term unsustainable performance at the expense of future sustained performance
	Our short-term incentive deferral program gives the named executives and other key employees the option to defer a portion of their STIP into Non-treasury RSUs, further aligning their interests with those of the shareholders and ensuring the achievement of future sustained performance
	LTIP awards for the named executives are allocated 100% to PSUs to further motivate senior management to deliver superior performance as the value is not guaranteed
	LTIP awards settled in Gildan common shares cannot be sold if an executive has not met their share ownership requirements and our *executive share ownership policy* requires the President and CEO to maintain his minimum share ownership requirement for one year after he retires from Gildan
	The HR committee believes that the severance and change of control arrangements do not represent a significant risk that is likely to have a material adverse effect on Gildan
Sound plan design (page 73)	Payout ranges under both the STIP and LTIP have no minimum payout guarantees, and both have sufficient downside to penalize for poor performance, while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking
	Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability
	Annual LTIP awards are subject to three-year vesting schedules, creating overlapping performance cycles that provide a hedge against excessive risk-taking, while also encouraging retention
	Our *anti-hedging policy* mitigates the downside risk associated with share-based awards
Absolute and relative performance measures underpin incentive plans (page 73)	A rigorous process is undertaken when setting performance targets and ranges, and considers Gildan's strategic plan and internal budgets with back testing analyses conducted accordingly
	The STIP and LTIP incorporate components that provide a balanced mix of top and bottom-line performance measures
	Individual strategic objectives under the STIP also provide line-of-sight to participants on their performance objectives
Strong operational oversight (page 65)	Compensation scheme and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks, to ensure it is working as originally envisioned and make changes as necessary
	Actual compensation paid is assessed every year by the HR committee with clear oversight rules and consideration is given to evaluating payout outcomes in relation to risk taken, overall business performance, and individual performance

In 2022, the HR committee reviewed the compensation policies and practices in the following areas: board oversight, compensation philosophy and approach, plan design, performance measures, and operational oversight. The committee did not identify any material risks that are likely to have a material adverse effect on Gildan. The compensation risk assessment was conducted under the supervision of WTW, the HR committee's independent compensation consultant, using its risk assessment matrix.

You can read more about our governance practices beginning on page 39 and the HR committee on page 37.

Key compensation risk policies

Clawbacks

Our *clawback policy* allows us to take direct action against any executive officer who receives incentive-based compensation that is based on financial results that are subsequently restated due to fraud or misconduct.

In the event that Gildan is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the non-compliance results from fraud, error or misconduct, the board has the discretion to require each executive officer, who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date of the notification to Gildan, requiring the restatement of financial results, to repay and/or forfeit the amount that their incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

The board can cancel awards, withhold payments, or take other actions as appropriate to recoup amounts from the named executives and other executive officers.

The policy is reviewed from time to time by the HR committee and updated as appropriate.

Anti-hedging

Under our *insider trading policy*, executive officers, directors, and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to monetize, hedge, or offset a decrease in the market value of equity securities granted to the executive officer, director, or other insider, as compensation or held directly or indirectly by the executive officer, director, or other insider.

Independent advice

The HR committee retains an external consultant to receive independent third-party advice on executive compensation. WTW has served as its independent compensation consultant since 2018. WTW assists the HR committee in benchmarking and determining compensation for the named executives and directors, as well as ensuring that the program components support Gildan's performance and strategic goals. The committee is confident that the advice it receives from any of the individual executive compensation consultants at WTW is objective and not influenced by the relationship with Gildan.

The table below shows the fees paid to WTW for services provided in the last two fiscal years. All major services are pre-approved by the chair of the HR committee. WTW does not provide any other services to Gildan, does not provide any services to our directors or members or management, and does not work with any of our affiliates or subsidiaries.

	2022	2021
Executive compensation-related fees For benchmarking and analysis of executive compensation, assessing Gildan's incentive plans and performance factors, reviewing the compensation comparator group, and conducting a compensation risk assessment in fiscal 2022	$217,336	$280,172
All other fees For completing the benchmarking of total direct compensation for certain vice president level positions across the organization in fiscal 2022 and purchases of certain standard surveys for our employment markets	$26,441	$51,971
Total	**$243,776**	**$332,143**

While the HR committee may receive external information and advice, all of the recommendations it makes to the board regarding decisions relating to executive compensation are the recommendations of the HR committee, and may reflect factors and considerations other than the information and recommendations provided by its external consultant.

The HR committee and WTW have also established the following policies and procedures as part of good governance:
- The individual consultant does not receive incentive or other compensation based on the fees charged to Gildan for other services provided by WTW
- The individual consultant is not responsible for selling other WTW services to Gildan

- WTW's professional standards prohibit the individual consultant from considering any other relationships they may have with Gildan in rendering his or her advice and recommendations
- The HR committee has the sole authority to retain and terminate the individual consultant
- The individual consultant has direct access to the HR committee without any intervention by management
- The HR committee evaluates the quality and objectivity of the services provided by the individual consultant every year and decides whether to continue to retain the individual consultant
- The HR committee has adopted protocols governing if and when the individual consultant's advice and recommendations can be shared with management.

The HR committee must pre-approve any management requests for services by WTW (or its affiliates).

2022 Named executives



Glenn J. Chamandy
President and Chief Executive Officer (President and CEO)
Glenn J. Chamandy is one of the founders of Gildan and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.



Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer (CFAO)
Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan from 2014, and previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for Gildan's financial management and also oversees corporate development and corporate affairs, information technology and corporate communications. He is also currently on the board of Stella-Jones Inc. and The CSL Group Inc., a private company.



Benito A. Masi
President, Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. As President, Manufacturing, Mr. Masi is responsible for the strategic and operational performance of Gildan's worldwide manufacturing facilities and supply chain. He joined Gildan in 1986 and has since held various positions within the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi's title was subsequently changed to President, Manufacturing.



Chuck J. Ward
President, Sales Marketing and Distribution
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed Senior Vice President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan's yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution, and planning for the North American market. In March 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution, where he assumed global responsibility for sales and sales strategy, marketing, planning, and distribution.



Arun D. Bajaj
Executive Vice President, Chief Human Resources Officer (CHRO) and Legal Affairs
Arun D. Bajaj joined Gildan in October 2019 as Chief Human Resources Officer and was appointed to his current role in March 2021. As Executive Vice President, CHRO and Legal Affairs, he leads Gildan's global human resources function and oversees legal affairs. Mr. Bajaj has over 27 years of extensive experience in both functions. Prior to joining Gildan, Mr. Bajaj was Senior Vice-President, Chief Human Resources Officer at Renault-Nissan-Mitsubishi Alliance. He also held several positions in Canada, the US and Asia with the Nissan Motor Corporation. During his career at Nissan, Mr. Bajaj held human resources leadership roles of increasing responsibility with an emphasis on global talent management. Prior to working in human resources at Nissan, he held the role of General Counsel, Nissan Canada, following eight years in legal roles at the Ford Motor Company, based in Oakville, Ontario. He is a member of the board of directors of Cogeco Inc. and currently serves as chair of its Compensation and Human Resource Committee.

PHILOSOPHY AND APPROACH

Our executive compensation program, which comprises base salary, short and long-term variable compensation, and benefits, is designed to:
• attract, motivate, and retain high performing executives with experience in a global business environment
• encourage and reward superior performance
• align executives' interests with those of our shareholders.

The program has three core aspects to focus on achieving immediate business goals while ensuring a foundation for long-term success:

MARKET-DRIVEN APPROACH TO TOTAL COMPENSATION	PAY-FOR-PERFORMANCE AND ALIGNMENT WITH SHAREHOLDER INTERESTS	APPROPRIATE INCENTIVE COMPENSATION
Provides the opportunity for total compensation that is competitive with the market, specifically similar positions and roles at North American companies in our compensation comparator group	Ensures that a significant proportion of executive compensation is *at risk* and linked to performance through our incentive plans. We also require that executives meet or exceed our share ownership requirements	Provides executives with an annual cash incentive and long-term equity-based incentive compensation to drive the execution of strong short-term and long-term results

Benchmarking

We benchmark our compensation program and pay levels to validate our program design and make sure we stay competitive with the market and companies we compete with for executive talent.

Our *compensation policy* is anchored at the median of a comparator group specific to our industry. Current compensation levels are generally in line with this policy and are re-adjusted whenever necessary. Individual compensation may be positioned above or below the market median based on performance, tenure, and retention considerations, among other things. The HR committee may also consider additional benchmarks and trend reports, as deemed relevant, as part of their analysis and decision-making.

About the compensation comparator group

We compare our compensation program against other publicly traded companies that are similar to Gildan in terms of size, business complexity, geographic scope, and other factors, including the fact that over 94% of Gildan's business is derived outside of Canada. Companies are selected based on three types of criteria:

Location and listing		Financial metrics and size		Industry sector
Headquartered in North America and listed on a Canadian or U.S. stock exchange	+	Have revenue, market capitalization, enterprise value, and net income generally in a range of 50% to 200% of Gildan	+	Operate in the Apparel, Accessories & Luxury Goods sector (GICS sub-industry classification) and companies from other classifications, such as consumer products, that have customers and business models similar to Gildan

Our 2022 compensation comparator group consists of 17 companies that collectively reflect the global character of Gildan's operations and the markets where we compete for executive talent:

Capri Holdings Limited
Carter's Inc.
Columbia Sportswear Co.
Deckers Outdoor Corporation
Edgewell Personal Care Company
Hanesbrands Inc.
Kontoor Brands Inc.
Levi Strauss & Co.
lululemon athletica inc.
Mattel, Inc.
Phillips Van Heusen Corp.
Ralph Lauren Corp.
Skechers USA, Inc.
Spectrum Brands Holdings, Inc.
Tapestry, Inc.
Under Armour, Inc.
Wolverine World Wide Inc.

The table below compares Gildan to the compensation comparator group using various financial data. The financial data is as at January 1, 2023 for both the compensation comparator group and Gildan, other than revenue and net income/loss, which are for the 12-month period preceding these dates.

($ millions)	Location	Primary industry sector	Revenue (preceding 12 months)	Market capitalization (as at Jan 1, 2023)	Enterprise value (as at Jan 1, 2023)	Net income/loss (preceding 12 months)
Gildan	Canada	Textiles and apparel	$3,240	$4,919	$5,841	$542
Compensation comparator group	North America	Apparel, accessories and luxury goods	$5,776	$5,440	$7,625	$373

Source: Capital IQ.

The HR committee periodically reviews the compensation comparator group. In 2022, the HR committee conducted a review, with assistance from WTW, and concluded no changes were required.

Compensation mix

Executive compensation is made up of fixed and variable pay and a substantial majority of executive compensation is *at risk* in the form of PSUs. Striking an appropriate balance of short and long-term incentive pay aligns with shareholder interests and focuses the executive team on achieving immediate business goals, while also ensuring a strong foundation for long-term success. The incentive structure is designed for executives to earn more if Gildan performs well and less if it does not.

The graphs below show the target compensation mix for the President and CEO and the average for other named executives. In fiscal 2022, variable pay accounted for 85% of the President and CEO's total compensation compared to an average of 71% for the other named executives.

President and CEO


2%
13%
19%
66%
Base salary
Short-term incentive
Long-term incentive
Benefits, pensions, and perquisites

Other named executives


4%
25%
19%
52%
Base salary
Short-term incentive
Long-term incentive
Benefits, pensions, and perquisites

Executive share ownership

We require our executives to own Gildan equity to align their interests with those of our shareholders.

Under our *executive share ownership policy*, executives have five years to meet their share ownership requirements and must maintain compliance while employed with Gildan. They cannot sell any common shares acquired under the LTIP until they have met their share ownership requirement, except as required to cover the tax liability associated with the vesting of RSUs. The President and CEO is required to maintain his minimum share ownership requirement for one year after he retires from Gildan.

The table below shows our share ownership requirements for our named executives:

	Multiple of base salary
President and CEO	6x
Executive Vice Presidents and Divisional Presidents	3x

Executives can include common shares they own (directly, indirectly, or through contributions under the employee share purchase plan) and unvested RSUs towards meeting share ownership requirements, regardless of whether the unvested RSUs are time based or performance based. PSUs are counted at target (100%), the same as time-based RSUs. The inclusion of unvested PSUs towards meeting our share ownership requirements is warranted as Gildan has implemented a shareholder friendly annual LTIP mix which is tilted entirely towards performance-based compensation (100% PSUs) over time-based compensation. Without the inclusion of PSUs, Gildan's executives would not likely be in a position to meet share ownership requirements with net shares within a reasonable timeframe unless they had accumulated, and continued to hold, substantial holdings of Gildan common shares in prior fiscal years, which may not be applicable for executives who were recently promoted or hired. Such a requirement would severely limit Gildan's ability to attract and retain executive talent.

The table below sets out the total Gildan securities held by each named executive and whether they complied with our share ownership guidelines at the end of fiscal 2022, as well as their total share ownership excluding PSUs. We value share ownership on the last trading day of each fiscal year and use the base salary in effect as of that date to assess compliance.

	Common shares	Unvested RSUs	Total common shares and RSUs	Total market value of common shares and RSUs[1]	Total ownership (as a multiple of base salary)	Ownership requirement (as a multiple of base salary)	Ownership requirement	Complies with Gildan's share ownership guidelines	Total market value of common shares and RSUs, excluding PSUs	As a multiple of base salary
Glenn J. Chamandy	3,417,942[2]	644,121	4,062,063	$113,338,276	90.67x	6x	$7,500,000	yes	$96,919,799	77.54x
Rhodri J. Harries	199,612	191,817	391,429	$10,921,516	13.25x	3x	$2,472,000	yes	$6,069,335	7.37x
Benito A. Masi	229,222	210,126	439,348	$12,258,536	19.26x	3x	$1,909,620	yes	$8,868,736	13.93x
Chuck J. Ward[3]	33,397	71,231	104,628	$2,919,294	4.67x	3x	$1,875,000	yes	$1,329,932	2.13x
Arun D. Bajaj[3]	7,819	67,680	75,499	$2,106,547	4.31x	3x	$1,467,750	yes	$940,648	1.92x

1. Calculated by multiplying the total number of common shares and unvested RSUs held at fiscal year-end, multiplied by C$37.79, the higher of either the weighted average closing prices of Gildan common shares on the TSX for the five trading days preceding the date of the calculation or the three-year average market price of our common shares on the TSX, converted to US dollars using the Bank of Canada closing rate of 1.3544 as at December 30, 2022. Amounts include unvested Treasury RSUs, Non-treasury RSUs, and PSUs calculated at target (100%).
2. Includes 2,971,600 common shares that are owned by an entity controlled by Mr. Chamandy.
3. Mr. Ward and Mr. Bajaj are still within their five-year period to achieve their share ownership requirements.

PROGRAM COMPONENTS

Our executive compensation program consists of fixed and variable pay and benefits. Variable pay includes an annual cash incentive and a long-term equity-based incentive. All elements are designed to work in concert to maximize corporate and individual performance.

	Component	Key features	Form	Objectives	Criteria	Risk-mitigating elements
Fixed	**Base salary** (see page 74)	Fixed pay One-year performance period	Cash	Attract and retain top talent Recognize the level of responsibility, individual experience, and contribution to Company performance	Individual contribution and performance External benchmarking against a compensation comparator group	Use of external consultant and compensation comparator group analysis
Variable	**Short-term incentive** (see page 75)	Annual award for achievement of performance-based objectives One-year performance period	Cash	Motivate executives to attain and exceed Gildan's annual goals and financial targets	Corporate performance assessed using two equally weighted financial measures (Revenue and Adjusted diluted EPS[1]) Achievement of individual strategic objectives, including specific ESG goals	Award capped at two-times target Use of external consultant and peer group analysis Subject to the *clawback policy*
	Short-term incentive deferral program (see page 78)	Participants can elect to defer up to 25% of their annual incentive payout with Company match at vesting in the form of additional equity Cliff vests after two years and nine months	Non-treasury RSUs that vest after two years and nine months	Support retention by ensuring competitiveness Alignment to shareholders interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Company match is paid if participant still employed at end of the vesting period
	Long-term incentive (see page 79)	Annual grants cliff vest at the end of three-year vesting period PSUs vest upon meeting performance criteria	PSUs	Motivate executives to create value that exceeds targets Foster retention Align management and shareholder interests	Vesting based on relative performance: • Relative revenue • Relative return on net assets • Relative TSR *All three PSU measures are new in 2022*	PSUs have multiple measures, payout value tied to Gildan share price at end of vesting period Use of external consultant and peer group analysis Subject to the *clawback policy*
			Non-treasury RSUs	Foster retention Align management and shareholder interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Subject to the *clawback policy*
Benefits	**Executive benefits and perquisites**	Healthcare, disability, and life insurance benefits Annual perquisite allowance	Group or individual coverage Annual allowance	Provide proper protection Support retention by ensuring competitiveness	Coverage and total value of perquisites based on market data, competitive with equivalent positions in comparable North American organizations	Perquisite value limited by annual allowance (any unused balance at the end of the year is paid out in cash)
	Retirement benefits	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the U.S.) Supplemental executive retirement plan (SERP)	Cash payments following retirement	Provide for retirement Support retention by ensuring competitiveness	Contribution levels based on market data	All plans are defined-contribution based

1. This is a non-GAAP financial measure or ratio (see page 99).

Special long-term incentive awards
Treasury RSUs, options, and SARs are generally used for one-time awards to attract talented candidates or for retention purposes. All Treasury RSUs awarded since 2018 cliff vest based on time.

2022 EXECUTIVE COMPENSATION

Base salary

Base salaries recognize the level of responsibility, experience, and contribution an individual brings to Gildan's performance. We generally target the median of the compensation comparator group to attract and retain our executive talent. Individual salary recommendations are based on a competitive assessment, economic outlook, performance, and retention.

The HR committee regularly reviews individual executive salaries and makes adjustments to reflect individual performance, competencies, responsibilities, leadership, and experience and to stay competitive with the market. It also considers the executive's value to the Company and retention risk.

The HR committee reviews salaries of the named executives annually in accordance with Gildan's policies, working with WTW to compare salaries to similar positions at companies in the compensation comparator group. Salaries of the named executives were adjusted as of February 22, 2022 as part of the Company-wide annual salary review process. The table below shows the base salaries for each named executive for fiscal 2022 compared to fiscal 2021:

	2022 (as of February 22, 2022)	2021 (as of March 1, 2021)	% change
Glenn J. Chamandy	$1,250,000	$1,250,000	–
Rhodri J. Harries	$824,000	$800,000	3.0%
Benito A. Masi	$636,540	$618,000	3.0%
Chuck J. Ward	$625,000	$550,000	13.6%
Arun D. Bajaj	$489,250	$475,000	3.0%

The board, upon recommendation of the HR committee, increased Mr. Ward's base salary in 2022 to bring his salary closer to the median of the compensation comparator group. The HR committee elected not to increase the salary for Mr. Chamandy and instead elected to increase his annual target LTIP award from 480% to 505% of base salary. This represents the equivalent of an approximate increase of 3% in total compensation, to align more closely with shareholder interests and to bring Mr. Chamandy's target compensation slightly below the then median of the compensation comparator group (see page 71 to read about his target compensation mix).

For fiscal 2023, following a review by the HR committee of Gildan's market position in comparison to the compensation comparator group for each element of compensation in consultation with WTW, the HR committee decided:
- not to increase the President and CEO's base salary, electing instead to increase his annual target LTIP award from 505% to 600% of base salary, which will bring his target compensation in line with the median of the compensation comparator group. This increase is intended to maintain competitive market positioning, while fostering Gildan's emphasis on at-risk compensation which aligns with shareholder interests
- to increase the base salaries of each of the other named executives, except Mr. Bajaj, by 4%
- to increase the base salary for Mr. Bajaj, Executive Vice President, CHRO and Legal Affairs, by 12.4%. This adjustment recognizes the increasing scope and importance of his role within the organization, and also considers the results of a review with WTW of the market positioning of his compensation compared to roles with similar levels of responsibilities in the compensation comparator group.

The table below shows the base salaries for the President and CEO and for each named executive for fiscal 2023 and fiscal 2022:

	2023 (as of February 21, 2023)	2022 (as of February 22, 2022)	% change
Glenn J. Chamandy	$1,250,000	$1,250,000	–
Rhodri J. Harries	$856,960	$824,000	4.0%
Benito A. Masi	$662,002	$636,540	4.0%
Chuck J. Ward	$650,000	$625,000	4.0%
Arun D. Bajaj	$550,000	$489,250	12.4%

Short-term incentive

Our STIP, also known as SCORES, is an annual cash incentive based on the weighted and collective achievements of performance-based corporate financial objectives (80% weighting) and individual strategic objectives (20% weighting) set for the year.

The STIP is designed to enhance the link between pay and performance, align the financial interests and motivations of our executives with Gildan's annual financial performance and returns, and motivate our people to work towards common annual performance objectives. As such, it is designed to provide an annual cash bonus that is greater than the median of the compensation comparator group if we achieve superior performance and returns that exceed our target objectives, and conversely, to provide an annual cash bonus below the median if we do not meet our target objectives.

NEW IN 2022

In 2022, we added the achievement of ESG goals to the strategic objectives for the named executives. See page 78 for details about the 2022 strategic performance assessment.

Target awards vary by level and are established as a percentage of base salary. Payout ranges are based on the role of the executive.

	Target payout (as a % of salary)	Payout range (as a % of salary – up to 2x target)
Glenn J. Chamandy	150%	0 – 300%
Rhodri J. Harries	75%	0 – 150%
Benito A. Masi	75%	0 – 150%
Chuck J. Ward	75%	0 – 150%
Arun D. Bajaj	75%	0 – 150%

Performance measures, targets, and payout levels for the STIP are reviewed and approved annually by the board on the recommendation of the HR committee. The financial measures and targets are based on the annual budget and are reviewed and approved by the Audit committee typically during the first quarter. The assessment and payouts are approved in February of the following year after we release our year-end results.

We must achieve threshold performance to receive a minimum payout on a measure and payouts are capped for maximum performance. The threshold and maximum values are a negative or positive variance of 1.75% compared to target for Revenue (as measured against the Company's budgeted revenue) and a negative or positive variance of 2.5% for Adjusted diluted EPS[1] (as measured against the Company's budgeted Adjusted diluted EPS[1]), as shown in the table below. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance.

	Weighting	Threshold	Target	Maximum
Revenue	50%	Target − 1.75%	Target	Target + 1.75%
Adjusted diluted EPS[1]	50%	Target − 2.5%	Target	Target + 2.5%
Payout level		40%	100%	200%

1. This is a non-GAAP financial measure or ratio (see page 99).

2022 Short-term incentive

	Base salary earned	x	Target award (as a % of base salary)	x	Corporate financial performance (80%) Revenue + Adjusted diluted EPS[1]	+	Strategic performance (20%) Strategic performance assessment (Qualitative objectives including ESG goals in 2022)	x	Multiplier (if and when the corporate factor is above 100%[1])	=	2022 Short-term incentive (capped at 2x target for all named executives)
Glenn J. Chamandy	$1,250,000		150%		$1,315,500		$375,000		n/a		$1,690,500
Rhodri J. Harries	$820,677		75%		$431,840		$123,102		n/a		$554,942
Benito A. Masi	$633,973		75%		$333,597		$95,096		n/a		$428,693
Chuck J. Ward	$614,615		75%		$323,410		$92,192		n/a		$415,603
Arun D. Bajaj	$487,277		75%		$256,405		$73,092		n/a		$329,497

1. If our corporate financial performance exceeds target (100%) under the STIP, it serves as a multiplying factor allowing for a potential maximum payout.

2022 STIP performance assessment

2022 Corporate financial performance (80%)
The table below sets out our corporate performance assessment for fiscal 2022 to determine the STIP awards for our named executives.

Corporate performance is assessed using two equally weighted financial measures. The measures, targets and payout levels are based on the annual budget and approved by the board. The assessment and payouts are approved in February of the following year when we release our year-end results. The payout scale runs in a linear progression and is capped at 200% of target.

We do not disclose our financial targets because it would negatively affect our competitive position in the market and put us at a significant disadvantage.

Revenue (50%)			+	Adjusted diluted EPS[1] (50%)		
Threshold 1.75% below target	**Target** 100% of target	**Maximum** 1.75% above target		**Threshold** 2.5% below target	**Target** 100% of target	**Maximum** 2.5% above target
^					^	
2022 results				**2022 results**		
2022 Total revenue was below threshold and did not generate any payout on this component.				2022 Adjusted diluted EPS was between target and maximum, resulting in a multiplier of 175.4% for this component. 1. This is a non-GAAP financial measure or ratio (see page 99).		

For the portion of the award that is tied to financial measures, although the Company delivered record sales of 3.24 billion, we did not fully meet the objective for Revenue that was set at the beginning of the year and, as such, this component of the short-term incentive did not generate any payout. On the second component, while Gildan achieved record Adjusted diluted EPS[1] of $3.11, it has been adjusted for compensation purposes to exclude the benefit of share repurchases for the STIP calculation, resulting in an outcome that was between target and the upper end of the range and generating a payout of 175.5%.

As a result, the combined payout for 2022 corporate financial performance under the STIP was 87.7% of target.

1. This is a non-GAAP financial measure or ratio. This measure or ratio is not recognized for financial statement presentation under GAAP, does not have any standardized meanings, may not be comparable to similar measures presented by other entities and should not be considered a substitute for, or superior to, GAAP measures. See About non-GAAP measures and ratios on page 99 and section 16 of our 2022 MD&A on our website (www.gildandcorp.com) for more information.

2022 strategic performance (20%)

The HR committee assesses performance against a number of strategic objectives to determine the individual component for the named executive officers. Consistent with prior years, strategic objectives were set and, starting in 2022, include ESG goals to highlight the increased importance of achieving our ESG strategy. These new ESG goals represent 25% of the strategic performance assessment.

The set objectives can be either quantitative or qualitative in nature, and are categorized as follows:
- Transition and execution towards Gildan's *Sustainable Growth* strategy
- Optimize the benefits of the *Back to Basics* strategy
- Focus on risk management and stakeholder considerations
- Drive the organization's capabilities and development
- ESG objectives.

The ESG objectives are a combination of environmentally focused objectives, working towards achieving greater sustainability in our manufacturing operations. There is also an objective tied to diversity, equity, and inclusion.

Based on the achievement, the 2022 strategic performance was assessed at 100% for the named executives.

Short-term incentive deferral

Executive officers and other key employees can defer a portion of their annual bonus and receive the equivalent of up to 25% of their target STIP payout and a corresponding Company match as a *deferral award* in the form of Non-treasury RSUs granted under the LTIP. Deferral awards vest after two years and nine months.

The board adopted the short-term incentive deferral program in September 2020 to:
- foster retention and encourage greater participation by management in Gildan's long-term success through increased equity ownership
- strengthen the link between compensation and performance as the value of the deferral award is tied to the price of our common shares.

Participants must make their elections prior to the start of the fiscal year.

If a participant leaves Gildan for any reason during the vesting period, the deferral amount will be paid to the participant as of the termination date. The payout level of the Company match portion of the deferral award is based on the reason for the termination of employment (see page 96).

Participants who elected to defer a portion of their fiscal 2022 annual bonus were granted their deferral awards in February 2023. All the named executives elected to defer 25% of their STIP award for fiscal 2022.

Long-term incentive

The LTIP is the equity-based component of the executive compensation program. It encourages executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of Gildan.

The LTIP is designed to:
- recognize and reward the impact of longer-term strategic actions by executives and key employees
- align the interests of executives and key employees with Gildan shareholders
- focus executives and key employees on developing and successfully implementing the strategy for continued growth
- help retain executives and key employees
- attract talented individuals to Gildan.

Annual LTIP

We can grant different types of equity incentive awards under the LTIP, namely restricted share units (either Treasury RSUs or Non-treasury RSUs) and options to senior executives and other key employees.

RSUs, which vest solely on the basis of performance, are referred to as PSUs. PSUs, as part of the annual grants, cliff vest at the end of a three-year period and can vest at up to two times the actual number of PSUs held at the vesting date if exceptional performance against pre-determined targets is achieved for the period. Conversely, if actual performance is less than pre-determined threshold, the PSUs will expire with no value. This feature aligns with Gildan's *compensation policy* which provides the potential for top quartile total compensation when we achieve top quartile corporate performance, but does not reward performance that is below threshold. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance. Annual LTIP awards consist entirely of non-treasury RSUs.

SARs

The board has also adopted a share appreciation rights plan, allowing for the grant of non-dilutive SARs to executive officers and other eligible participants. SARs only have value if there is an appreciation in the price of the common shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in common shares purchased on the open market. To date, the SARs plan has only been used once in 2020.

Special awards

From time to time, we may use Treasury RSUs, options, or SARs for the purpose of one-time awards to attract talented candidates or for retention purposes. We have used Treasury RSUs and options judiciously such that our burn rate was 0.03% in 2022.

Determination of grants

All grants of Treasury RSUs, Non-treasury RSUs, PSUs, SARs, and options (if any) are approved by the board, based on the recommendation of the HR committee after considering the recommendations of the President and CEO for the other executive officers. Any awards granted to the President and CEO are determined solely by the HR committee and approved independently by the board without input from the President and CEO.

Target awards for the annual grants are based on the expected impact of the executive's role on Gildan's performance and strategic development as well as benchmarking. Specific guidelines are used to determine the annual grants and previous grants are not taken into account when considering new annual grants.

NEW IN 2022

In 2022, we added relative performance measures to the LTIP and reduced the overlap in performance measures with the STIP to align more closely with shareholder interests.

For PSU awards, we:
- replaced the Revenue measure with Relative revenue growth
- replaced the Adjusted RONA measure with Relative RONA
- replaced the Adjusted diluted EPS measure with Relative TSR.

We use the compensation comparator group to assess our relative performance (see page 70).

ABOUT LTIP AWARDS

Annual LTIP awards, through the use of performance vesting, aim to bring the total compensation received by Gildan's executive officers to the 75th percentile of the compensation comparator group if we achieve maximum performance.

Value, vesting, and dividends

The values of Non-treasury RSUs, Treasury RSUs, and PSUs are based on the price of Gildan common shares at the time of vesting and specifically for Non-treasury RSUs and PSUs, when settled in cash, by using the average closing price of Gildan common shares on the TSX or NYSE, as applicable, for the five trading days immediately preceding the vesting date.

Non-treasury RSUs vest at the end of a maximum period of three years, and Treasury RSUs can have a maximum term of ten years (as determined by the board).

Options that were granted to executive officers as part of the annual LTIP prior to fiscal 2018 have a term of seven years and vest 25% per year to become exercisable beginning on the second anniversary of the grant date. Options granted as part of special one-time retention awards have specific vesting features that are set out in individual award agreements (see *Vesting of special one-time awards* beginning on page 83 for more information).

Treasury RSUs, Non-treasury RSUs, and PSUs earn dividend equivalents as cash dividends are paid on our common shares. When the board declares a quarterly cash dividend on Gildan common shares, it also credits the holders of these awards with additional restricted share units based on the amount of the dividend these holders would have received if their Treasury RSUs, Non-treasury RSUs, or PSUs had been common shares on the dividend payment date. The additional restricted share units granted to each award holder have the same performance objectives and other terms and conditions as the underlying Treasury RSUs, Non-treasury RSUs, and PSUs.

When declared, such dividends are typically awarded each year in April, June, September, and December in line with the board's quarterly cash dividend policy. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the board decided to suspend the quarterly cash dividend. In May 2021, the board approved the reinstatement of our quarterly dividend. Four quarterly dividends of $0.169 per share were paid in fiscal 2022.

The number of restricted share units as dividends granted to each award holder is based on the value of the cash dividend the award holder would have received had their Treasury RSUs, Non-treasury RSUs, or PSUs been common shares on the dividend payment date, divided by the higher of the closing price of our common shares on TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant based on the exchange rate of the Bank of Canada on the business day preceding the dividend payment date.

2022 Long-term incentive award

The 2022 long-term incentive awards were granted as follows:

	Salary	x	Target award	=	2022 Long-term incentive award (Target)	
			(as a % of base salary)		($)	PSUs (#)
Glenn J. Chamandy	$1,250,000		505%		$6,312,495	161,693
Rhodri J. Harries	$824,000		250%		$2,059,985	52,766
Benito A. Masi	$636,000		200%		$1,273,055	32,609
Chuck J. Ward	$625,000		200%		$1,249,983	32,018
Arun D. Bajaj	$489,250		150%		$733,874	18,798

As described under *Base salary* on page 74, the target annual LTIP award for Mr. Chamandy was increased in early 2022 to 505%. The target awards for Mr. Ward and Mr. Bajaj were also increased in early 2022, as disclosed in our 2022 management information circular. The increase for Mr. Ward was made to bring his total direct compensation closer to the median of the compensation comparator group, while the increase for Mr. Bajaj was to recognize his contribution and the value of his experience, as well as bring his target award closer to the other senior executives.

The 2022 long-term incentive award is 100% performance based and payouts are not guaranteed.

We divide the value of the long-term incentive award by the closing price of Gildan common shares on the NYSE on the trading day after we release our fourth quarter financial results to determine the number of units to grant. Grants of the annual long-term incentive follow the release of Gildan's results, to respect the quarterly trading blackout period set out in our *insider trading policy*.

About the 2022 PSU awards

Performance criteria

Beginning with the 2022 PSU awards, three relative performance measures are used to assess performance and determine the number of units that vest at the end of the three-year performance period. We assess relative performance against companies in the compensation comparator group (see page 70).

Relative revenue growth (33.3%)
Three-year growth in revenue from the start of fiscal 2022 to the end of fiscal 2024, compared to companies in our compensation comparator group. Revenue is defined as net sales

Relative RONA (33.3%)
Three-year average return on net assets for fiscal 2022, 2023, and 2024 compared to companies in the compensation comparator group

Starting with the 2022 awards, a simplified definition for Adjusted RONA is used to allow for accurate and timely retrieval of performance data for companies in the compensation comparator group. Relative RONA uses GAAP earnings instead of adjusted earnings

Relative TSR (33.3%)
Three-year TSR for fiscal 2022, 2023, and 2024, assuming reinvestment of dividends, compared to the TSR of companies in our compensation comparator group

The weighted average trading price of common shares is used for a 20-trading days period at the beginning and at the end of the measurement period

Each of the three performance measures is used to assess Gildan's performance against companies in our compensation comparator group using the following criteria:

Percentile ranking	Payout multiplier
Maximum: P75+	200%
Target: P50	100%
Threshold: P25	40%
Below threshold	–

Threshold performance must be achieved in order to receive a payout on a performance measure.

If our TSR is negative, the payout for Relative TSR is capped at target, regardless of our relative performance.

Awards prior to 2022

PSUs awarded in fiscal 2019, 2020, and 2021 vest fully based on the achievement of the following three long-term strategic performance objectives, which are set based on Gildan's three-year financial forecasts:

Revenue	Measured as the Company's annual revenue growth (three-year compounded annual growth rate) for 2019 and 2020 and the three-year target for 2021, in line with the strategic plan
Adjusted diluted EPS[1]	Measured as the Company's annual adjusted earnings per share[1] growth (three-year compounded annual growth rate) for 2019 and 2020 and the three-year target for 2021, in line with the strategic plan
Adjusted RONA[1]	Measured as the Company's average return on net assets (three-year average) for the 2019 to 2021 annual awards

Each year, the HR committee approved the strategic performance objectives, along with their weightings and payout level at threshold, target, and maximum payout. We do not disclose our targets for the LTIP measures for competitive reasons. This information is strategic and is therefore considered proprietary.

---

1. This is a non-GAAP financial measure or ratio (see page 99).

PSUs awarded in fiscal 2019, 2020, and 2021 are calculated as follows:

	Weighting	Below threshold	Threshold payout	Target payout	Maximum payout
Revenue	25%	0%	40%	100%	200%
Adjusted diluted EPS[1]	25%	0%	40%	100%	200%
Adjusted RONA[1]	50%	0%	40%	100%	200%

1. This is a non-GAAP financial measure or ratio (see page 99).

The measurement period of annual LTIP awards typically begins on the first day of the fiscal period in which the award is granted.

The annual LTIP mix for Mr. Ward and Mr. Bajaj was 50% PSUs and 50% time-based Non-treasury RSUs for grants made prior to their respective appointment as President, Sales, Marketing & Distribution and Executive Vice President, CHRO and Legal Affairs.

2019 PSU awards vesting in February 2022
The 2019 PSU awards vested at 50% of target based on the performance measures set out in the table below. This was driven solely by EPS performance during the period. Specifically, the Revenue growth target, which was set in 2019, did not achieve the threshold value of 2% growth for the period and, accordingly, did not pay out. Similarly, Adjusted RONA, which was to be measured on a three-year average, was also significantly affected by the COVID-19 pandemic and fiscal 2020 results and did not improve on average over the period. Therefore, it did not meet threshold performance. Finally, Adjusted diluted EPS[1], weighted at 25%, exceeded its maximum vesting value set at a 10% CAGR for the period and, therefore, paid out at 200%.

	Below threshold	Threshold	Target	Maximum	Actual
Revenue (25%)	0%	40%	100%	200%	0%
Adjusted diluted EPS[1] (25%)	0%	40%	100%	200%	200%
Adjusted RONA[1] (50%)	0%	40%	100%	200%	0%
2020 PSU performance multiplier					**50%**

1. This is a non-GAAP financial measure or ratio (see page 99).

2020 Non-treasury RSU awards vesting in February 2023
The 2020 PSU awards vested at 200% of target based on the performance measures set out in the table below. The combination of a strong recovery during the past three years, combined with the positive outcome resulting from our *Back to Basics* and *Gildan Sustainable Growth* strategies, generated above maximum results for the three-year measurement period, on all three measures.

	Below Threshold	Threshold	Target	Maximum	Actual
Revenue (25%)	0%	40%	100%	200%	200%
Adjusted diluted EPS[1] (25%)	0%	40%	100%	200%	200%
Adjusted RONA[1] (50%)	0%	40%	100%	200%	200%
2020 PSU performance multiplier					**200%**

1. This is a non-GAAP financial measure or ratio (see page 99).

2023 Adjustments to target awards
As discussed under *Base salary* on page 74, effective February 21, 2023, the target annual LTIP award as a percentage of base salary was adjusted to 600% for Mr. Chamandy. The target LTIP award was also adjusted for Mr. Bajaj to 170% of base salary.

Vesting of special-one-time awards

Glenn J. Chamandy

As disclosed in our 2021 management information circular, in November 2020, the board approved a special one-time performance-based equity award for the President and CEO valued at $7.8 million. The award was granted in recognition of Mr. Chamandy's key role in leading Gildan through the COVID-19 crisis, accelerating the *Back to Basics* strategy, delivering on our executive succession planning objectives, and positioning Gildan for long-term growth.

The award consisted of 850,000 premium-priced options and 824,406 premium-priced SARs, both structured to vest only when significant share price milestones are achieved. The options have an exercise price of $30.00 and the SARs have a grant price of $30.00, equivalent to 113% of the closing price of our common shares on the NYSE on November 24, 2020, the last trading day prior to the grant date.

Both the options and the SARs cliff vest on November 24, 2023, and their vesting percentage is subject to the achievement of specific share price hurdles during the three-year vesting period. The table below sets out the share price targets for the special award. A 32% appreciation in share price is required to achieve minimum vesting while a 70% appreciation in share price – a record value for Gildan – is required the achieve maximum vesting.

Gildan share price	$30.00	$35.00	$40.00	$45.00
Percentage of award that vests if Gildan achieves the closing share price hurdles for 30 consecutive trading days	0%	50%	75%	100%
Increase in share price from last trading day before the grant	13%	32%	51%	70%
Market value created for shareholders ($ billions)	$0.7	$1.7	$2.7	$3.7

Share price targets must be maintained for at least 30 consecutive trading days on the NYSE within the three-year vesting period. If targets are not met, the options and SARs will expire at the end of the vesting period. The options have a term of seven years and expire in November 2027. At the vesting date, the SARs will be settled in cash or common shares purchased on the open market, at Gildan's option. Extended vesting conditions in the *retirement policy* for the LTIP do not apply to the special one-time, performance-based award.

As of the end of fiscal 2022, the first two price hurdles have been met as Gildan's share price maintained the $35.00 and $40.00 per share level for at least 30 consecutive trading days on the NYSE in the last two years. Therefore 75% of Mr. Chamandy's options and SARs may be exercisable or vest at the end of the three-year period. However, in view of the share price as at the end of fiscal 2022, both the option and SARs awards are below their respective exercise price and vesting value. As such, their reporting value is nil as of December 30, 2022, the last trading day of fiscal 2022.

Rhodri J. Harries

In November 2020, Mr. Harries received a special one-time retention award valued at $5.2 million. The award consisted of 50% options (537,255 options) and 50% Non-treasury RSUs (125,180 restricted share units).

50% of the Non-treasury RSUs vested on first anniversary of the grant date (November 1, 2021) and the remaining 50% of Non-treasury RSUs vested on the second anniversary of the grant date (November 1, 2022). The options cliff vest on the third anniversary of the award date and expire in November 2027.

Benito A. Masi

In November 2020, Mr. Masi received a special one-time retention award valued at $3 million. The award consisted of 144,439 Non-treasury RSUs that vest over three years: 25% on the first anniversary of the grant, 25% on the second anniversary and 50% on the third anniversary of the grant.

SHARE PERFORMANCE AND COST OF MANAGEMENT RATIOS

Total shareholder return

The graph below compares the total shareholder return of Gildan common shares to the return of two major market indices:

- the S&P/TSX Composite Index Total Return to show the value of Gildan's Canadian dollar-denominated common shares
- the S&P 500 Composite Total Return Index because the US dollar is our functional reporting currency.

The graph assumes an investment of $100 (and C$100) in Gildan common shares made on January 1, 2018 and the two market indices and assumes reinvestment of dividends.

ABOUT CURRENCIES

A significant portion of our revenue is generated in US dollars, our reporting currency. A change in the value of the Canadian dollar relative to the US dollar will have an effect on the value of Gildan's Canadian dollar-denominated common shares.



	Jan 1, 2018	Fiscal years				
		2018	2019	2020	2021	2022
Gildan (C$)	C$100	$103	$98	$91	$139	$98
S&P/TSX Composite Total Return Index (C$)	C$100	$90	$113	$118	$148	$139
Gildan	$100	$95	$94	$90	$138	$91
S&P 500 Composite Total Return Index	$100	$95	$126	$149	$192	$157

Gildan's TSR over the five-year period shows an overall downward trend whether expressed in Canadian dollars or US dollars.

Total compensation reported for the named executives over the five-year period

- total compensation decreased in 2019 as STIP awards paid out at 20% of target for the year
- total compensation increased in 2020, due primarily to the special one-time equity awards granted during the year
- total compensation decreased in 2021 when compared to 2020, but increased when compared to 2019 as STIP awards paid out at 200% of target as a result of strong results
- total compensation decreased slightly in 2022, mainly because the STIP awards were below target.

The aggregate value of total compensation reported for the named executives may fluctuate year over year and may not correlate with the trend in TSR due to several factors:

- changes in the named executives during the period may reflect varying target compensation levels and actual compensation
- occasional one-time equity grants may cause significant fluctuations in total compensation from year to year. The value ultimately realized from LTIP awards is based on performance against pre-determined performance measures and targets and the performance of our share price when the awards vest
- compensation may be adjusted to stay competitive with the market, and the compensation comparator group specifically, and to reflect any changes in the scope of the executives' responsibilities
- STIP payouts are not directly linked to TSR, and are based mainly on our corporate performance, specifically two core financial measures (Adjusted earnings per share and Revenue).

Cost of management ratios

The table below shows the link between total compensation reported for the named executives and Gildan's performance over the last five fiscal years. We express total compensation to the named executives as a percentage of the Company's net income (loss) after tax / net earnings (loss) and as a percentage of the equity market capitalization as at the end of the applicable fiscal year to indicate the cost of management:

	2018	2019	2020	2021	2022
Total compensation to the named executives[1]	$17,680,909	$14,223,509	$33,277,884	$22,823,912	$20,767,582
Total compensation to the named executives as a % of Total net earnings (loss)	5.04%	5.47%	(14.77)%	3.76%	3.84%
Total compensation to the named executives as a % of Total equity market capitalization	0.28%	0.24%	0.60%	0.28%	0.42%

1. *Total compensation to the named executives* represents the total compensation as reported in the management information circular for each fiscal year.

A look at President and CEO pay and shareholder value

Variable compensation underpins our principle of pay for performance. Equity-based compensation represents the majority of variable compensation for the President and CEO and other named executives and is designed to focus management on the growth and development of Gildan and drive shareholder value. The following section looks at pay for the President and CEO over the last five years:



Pay for performance
(US$ millions)

The graph to the left compares the President and CEO's annual target compensation to his realized and realizable pay over periods of three fiscal years and how his pay compares to shareholder returns over the same period. The use of average compensation over a three-year period instead of a single year is intended to show trends for each three-year period and over time of the impact of Company performance on granted pay.

Target pay is the sum of base salary, the target short-term incentive award and granted LTIP awards.

Realized and realizable pay includes the base salary received, the short-term annual incentive received, PSUs and/or RSUs granted and that vested and were paid out during the three-year period and, if unvested, calculated on the last day of the period assuming vesting at target (100%), the gains realized on any options granted and exercised during the period, and the in-the-money value of unvested or unexercised options, calculated on the last day of the period. The value of the one-time special award is calculated at 75% vesting, on the last day of fiscal 2021 and 2022, based on price hurdles that were achieved at that time. Pension and all other compensation are not included in the calculation.

The TSR represents the Company TSR based on the US dollar share price.

During the first period (2016-2018), the three-year average realized and realizable pay was overall at par, and below target pay for the 2017-2019 period, mainly due to the lower short-term incentive payout in 2019 and year-end share price being lower than grant date share price. The last three periods include the President and CEO's special award (as described in more detail under *Vesting of one-time special awards* on page 83), and the average realized and realizable pay is significantly lower for 2018-2020 as the period is showing a negative TSR, and the President and CEO's special award had not met any of the performance hurdles at the end of the period. For the 2019-2021 period, the average realized and realizable pay is significantly higher as the STIP payout was at the upper end for fiscal 2021, and Gildan ended the period with strong TSR, which has increased the value of the unvested awards. Finally, for the last period, the realized and realizable pay is lower than the average target pay, primarily due to the effect of the lower share price, which is reflected in the slightly negative TSR for the period.

Lookback analysis

Variable compensation, primarily consisting of equity-based compensation, is intended to align management focus with shareholder value. However, based on its inherent nature, it can be more complex to analyze at any given point in time.

The chart below seeks to show for the President and CEO, the actual pay realized (or realizable when not entirely vested) on an annual basis over the past five years and compares this to both the total direct compensation reported in the summary compensation table of each fiscal year in our prior management information circulars and the value created for the shareholders (TSR).

- Reported compensation is the total annual direct compensation for the President and CEO as reported in the summary compensation table of each fiscal year
- Realized and realizable pay as at January 1, 2023 is shown in proportion of the reported compensation, calculated as at the end of fiscal 2022
- Value for shareholders is the cumulative value of a $100 investment made by Gildan's shareholders over the measurement periods (TSR), as at the end of fiscal 2022.



Lookback analysis per year
(US$)

- ■ Reported compensation   ■ Value for shareholders
- ■ Realized and realizable pay as of January 1, 2023

Total direct compensation (base salary, short-term incentive paid and value of equity awards granted) is as reported for the President and CEO in the summary compensation table included in the management information circular of each fiscal year.

Actual value is the realized and realizable pay for the President and CEO as at the end of fiscal 2022. It reflects the sum of base salary received, short-term incentive paid for that fiscal year, PSUs granted for that year that vested and were paid out during the period and, if unvested, the value of awards granted, calculated on the last day of fiscal 2022 assuming 100% vesting), and options (the value of gains realized upon exercise of options granted that fiscal year as part of annual LTIP awards, and the in-the-money value if unvested or unexercised, calculated on the last day of fiscal 2022. The value of the one-time special award of November 2020 is calculated at 75% vesting, based on price hurdles that were achieved.

The value for shareholders is based on the US dollar share price.

	Total direct compensation	Realized and realizable pay as at January 1, 2023[2]	Period	Value of $100 President and CEO	Shareholder[3]
2018	$7,799,990	$3,000,000	Jan 1, 2018 to Jan 1, 2023	$38	$91
2019	$6,959,970	$4,687,572	Dec 31, 2018 to Jan 1, 2023	$67	$97
2020	$16,412,486 [1]	$8,890,470	Dec 30, 2019 to Jan 1, 2023	$54	$97
2021	$11,427,867	$11,001,478	Jan 4, 2021 to Jan 1, 2023	$96	$102
2022	$9,718,859	$7,805,699	Jan 2, 2022 to Jan 1, 2023	$80	$66

1. Includes the one-time special award in November 2020 as described on page 83 and disclosed in our 2021 management information circular. The actual value of the one-time special award is calculated assuming vesting at 75% on the last day of fiscal 2022 (see page 83).
2. For the purposes of the analysis, realized and realizable pay consists of a combination of realized pay and realizable compensation when certain components have not vested (or have not been exercised) as at the end of the period. Pay may fully be realized prior to the end of the period.
3. Represents Gildan TSR based on the US dollar share price

As shown in the table above, except for 2022, the cumulative value for shareholders has exceeded the value for realized and realizable pay. For fiscal 2018 and 2019, the lower value is mainly due to the LTIP award for those years vesting at 0% and 50% respectively, and for 2020, by the special award granted in November 2020 not being in-the-money as of the end of fiscal 2022. We see general alignment for 2021 and the result of the lower TSR for 2022.

We expect the alignment to strengthen further in the future with the move to relative measures and the addition of the TSR measure to LTIP as of fiscal 2022.

2022 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the compensation information for the named executives for the fiscal years 2022 (ended January 1, 2023), 2021 (ended January 2, 2022), and 2020 (ended January 3, 2021). All amounts are in US dollars and any applicable amounts in other currencies have been converted to US dollars.

You can find compensation details related to previous years in our prior management information circulars filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

	Year	Salary[1]	Share-based awards[2]	Option-based awards	Annual incentive plan[3]	Pension value[4]	All other compensation[5]	Total compensation
Glenn J. Chamandy President and CEO	2022	$1,250,000	$6,778,359[6]	–	$1,690,500	$58,863	$109,966[12]	$9,887,688
	2021	$1,242,308	$6,458,636[6]	–	$3,726,923	$61,802	$114,694	$11,604,363
	2020	$1,068,462	$5,699,980	$7,809,429[7]	$1,834,615	$56,625	$115,150	$16,584,260
Rhodri J. Harries Executive Vice-President, CFO and CAO	2022	$820,677	$2,209,235[6]	–	$554,942	$38,605	–	$3,623,458
	2021	$796,154	$2,148,070[6]	–	$1,194,231	$39,650	–	$4,178,105
	2020	$660,048	$3,949,983[8]	$2,599,997[9]	$566,170	$33,111	–	$7,809,309
Benito A. Masi President, Manufacturing	2022	$633,973	$1,388,380[6]	–	$428,693	$30,463[11]	$386,523[13]	$2,868,031
	2021	$615,231	$1,350,645[6]	–	$922,846	$30,406	$231,171	$3,150,299
	2020	$534,231	$4,199,978[10]	–	$458,653	$27,547	$207,668	$5,428,077
Chuck J. Ward President, Sales, Marketing, and Distribution (as of March 1, 2021) Senior Vice President, North America (as of August 21, 2020)	2022	$614,615	$1,349,340[6]	–	$415,603	$30,625	$319,234[14]	$2,729,416
	2021	$534,615	$685,208[6]	–	$795,000	$26,527	$142,261	$2,183,611
	2020	$380,497	$187,498	–	$222,986	$20,850	–	$811,830
Arun D. Bajaj Executive Vice President, CHRO and Legal Affairs (as of March 1, 2021) CHRO (as of October 21, 2019)	2022	$487,277	$819,293[6]	–	$329,497	$22,922	–	$1,658,989
	2021	$459,563	$541,785[6]	–	$683,582	$22,604	–	$1,707,534
	2020	$379,208	$345,698	–	$265,446	$17,021	–	$1,007,373

1. Salary
   Earned salary for each named executive in the applicable fiscal year. The annualized base salary may differ due to the timing of salary increases or other circumstances. Fiscal 2020 was 53 weeks and base salaries were temporarily reduced as part of the Company-wide cash preservation measures described in our 2021 management information circular.

2. Share-based awards
   The total value of long-term incentive awards granted in the applicable fiscal year. This includes the annual grants of PSUs (Non-treasury RSUs and PSUs in 2020 for Mr. Ward and Mr. Bajaj), special one-time awards in 2020 to Mr. Chamandy, Mr. Harries, and Mr. Masi as disclosed in our 2021 management information circular and on page 83, and, starting in fiscal 2021, the Company match of Non-treasury RSUs made under the short-term incentive deferral program (see page 78).

   The number of PSUs for annual grants (or the number of time-based RSUs and PSUs in 2020 in the case of Mr. Ward and Bajaj) is determined by dividing the target award by the value of the closing price of the common shares on the NYSE on the last trading day before the grants, as shown in the table below.

Grant date	Feb 25, 2022	March 1, 2021	Feb 24, 2020
Share price (NYSE)	$39.04	$30.37	$27.34
Share price (TSX)	n/a	C$38.67	C$36.19

   The value of the award is determined by multiplying the number of units awarded by the closing price of the common shares on the NYSE and by the closing price of the common shares on the TSX for 2020 in the case of Mr. Bajaj.

   The number of RSUs for the Company match under the short-term incentive deferral program is determined based on the value of the deferred amount divided by the closing price on the NYSE indicated in the table above for the grants of 2022 and 2021, with the exception for Mr. Bajaj where the amount is divided by the closing price on the TSX for the grant of March 1, 2021.

   Amounts for Mr. Bajaj have been converted from Canadian dollars to US dollars using the Bank of Canada exchange rates as at the last trading day of the respective fiscal year (1.2678 for fiscal 2021 and 1.2732 for fiscal 2020).

3. Annual incentive plan
   Includes the total value of awards earned under our STIP by each named executive for each applicable fiscal year, and does not reflect any amounts that can be deferred under our short-term incentive deferral program. Named executives may elect to defer up to 25% of their fiscal 2022 STIP payout during the course of fiscal 2023. For STIP amounts earned in fiscal 2021 and fiscal 2022, amounts deferred by named executives are described in footnote 6 below.

4. Pension value
   Represents the Company contributions.

5. All other compensation
   Includes perquisites and other personal benefits which total $50,000 or more or are equivalent to 10% or more of a named executive's total salary for the fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for each named executive, is disclosed separately for each named executive, as applicable.

6. Each named executive elected to defer a portion of their fiscal 2020 and fiscal 2021 STIP payout so the amounts reported for 2021 and 2022 include the Company match as follows:

	2022	2021
Glenn Chamandy	$465,864	$458,647
Rhodri Harries	$149,249	$148,084
Benito Masi	$115,324	$114,646
Chuck Ward	$99,356	$80,237
Arun Bajaj	$85,419	$66,798

7. Includes a one-time grant of 850,000 premium-priced options and 824,406 premium-priced SARs as described on page 83 and as disclosed in our 2021 management information circular. The options and SARs will vest at specific levels if certain share prices are achieved during the vesting period, as described on page 83. The compensation value of the options and SARs is based on a Black-Scholes valuation model and uses the same fair value of 17.6%. The calculation is based on the following assumptions: a term of seven years, an expected life of five years, a risk-free interest rate of 0.40%, expected five-year volatility of 36.91%, and an expected dividend yield of 2.42%. The accounting fair value of the options and SARs is $8,460,964. The volatility assumptions used to calculate the grant date fair value of the award differ from those used to calculate their accounting fair value but are consistent with assumptions used for compensation value purposes.

8. Includes a one-time grant of 125,180 Non-treasury RSUs valued at $2,599,989, based on the closing price of our common shares on the NYSE on October 30, 2020 ($20.77), as described on page 83 and disclosed in our 2021 management information circular and on page 83.

9. Represents a one-time grant of 537,255 options valued at $2,599,997 as described on page 83 and disclosed in our 2021 management information circular. The value is based on a Black-Scholes factor of 23.3% calculated based on the following assumptions: a term of seven years, an expected life of five years, a risk-free interest rate of 0.38%, expected five-year volatility of 36.21%, and an expected dividend yield of 2.97%.

10. Includes a one-time grant of 144,439 Non-treasury RSUs valued at $2,999,998, based on the closing price of our common shares on the NYSE on October 30, 2020 ($20.77), as described on page 83 and disclosed in our 2021 management information circular.

11. Amounts for Mr. Masi's SERP account are recorded in Canadian dollars on a monthly basis, using the monthly average rate of the Bank of Canada and converted to US dollars using the Bank of Canada rate on the last trading date of each fiscal year: 1.3544 on December 30, 2022, 1.2678 on December 31, 2021, and 1.2732 on December 30, 2020.

12. Includes $40,000 for a perquisite allowance and $61,303 for a critical illness policy.

13. Includes $ 152,268 for expatriate housing costs and 158,493 for an expatriate international allowance.

14. Includes $107,000 for expatriate housing costs and $92,192 for an expatriate international allowance.

INCENTIVE PLAN AWARDS

The table below shows each named executive's outstanding equity-based incentive awards at the end of fiscal 2022:

	Option-based awards				Share-based awards			
	Issuance date	Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options[1]	Issuance date	Number of shares or units that have not vested[2,3]	Market or payout value of share-based awards that have not vested[4]	Market or payout value of vested share-based awards not paid out or distributed
Glenn J. Chamandy	Nov 25, 2020	850,000[5]	$30.00	Nov 24, 2027	–	Feb 25, 2022	24,406[9]	$668,724	–
	Nov 25, 2020	824,406[6]	$30.00	Nov 24, 2023	–	Feb 25, 2022	165,359	$4,530,837	–
	Nov 6, 2017	393,952	$29.01	Nov 5, 2024	–	Mar 1, 2021	31,274[10]	$856,908	–
	Nov 7, 2016	275,439	C$33.01	Nov 6, 2023	$827,700	Mar 1, 2021	204,564	$5,605,054	–
						Feb 24, 2020	218,518[11]	$5,987,393	–
Rhodri J. Harries	Nov 2, 2020	537,255[7]	$20.77	Nov 1, 2027	$3,562,001	Feb 25, 2022	7,818[9]	$214,213	–
	Nov 6, 2017	94,384	$29.01	Nov 5, 2024	–	Feb 25, 2022	53,962	$1,478,559	–
	Nov 7, 2016	108,155	C$33.01	Nov 6, 2023	$325,008	Mar 1, 2021	10,096[10]	$276,630	–
	Aug 17, 2015	282,737[8]	C$42.27	Aug 16, 2025	–	Mar 1, 2021	68,187	$1,868,324	–
						Feb 24, 2020	51,754[11]	$1,418,060	–
Benito A. Masi	Nov 6, 2017	90,280	$29.01	Nov 5, 2024	–	Feb 25, 2022	6,040[9]	$165,496	–
	Nov 7, 2016	79,571	C$33.01	Nov 6, 2023	$239,113	Feb 25, 2022	33,348	$913,735	–
						Mar 1, 2021	7,816[10]	$214,158	–
						Mar 1, 2021	42,140	$1,154,636	–
						Nov 2, 2020	74,779[12]	$2,048,945	–
						Feb 24, 2020	46,003[11]	$1,260,482	–
Chuck J. Ward						Feb 25, 2022	5,204[9]	$142,590	–
						Feb 25, 2022	32,744	$897,186	–
						Mar 1, 2021	5,470[10]	$149,878	–
						Mar 1, 2021	20,625	$565,125	–
						Feb 24, 2020	7,188[11]	$196,951	–
Arun D. Bajaj						Feb 25, 2022	4,474[9]	$122,588	–
						Feb 25, 2022	19,224	$526,738	–
						Mar 1, 2021	4,532[10]	$124,075	–
						Mar 1, 2021	16,194	$443,716	–
						Feb 24, 2020	12,736[11]	$348,679	–
						Nov 1, 2019	10,520[13]	$288,011	–

1. Based on the difference between the closing price of Gildan common shares on the NYSE ($27.40) or the TSX (C$37.08), as applicable, as at December 30, 2022, the last trading day prior to the fiscal year-end, and the exercise price of the options, multiplied by the number of unexercised options, expressed in US dollars. The aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.3544 on December 30, 2022, the last trading day of fiscal 2022. The special one-time performance award to Mr. Chamandy, consisting of options and SARs, is calculated using the closing price of our common shares on the NYSE on December 30, 2022, the last trading day of fiscal 2022, and the vesting percentage achieved upon meeting the performance vesting conditions. As at January 1, 2023, 75% of the performance conditions were met.

2. Includes Treasury RSUs, Non-treasury RSUs, PSUs, and dividend equivalents, and represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs are shown at target (100%).

3. Includes additional units of restricted share units granted as dividend equivalents at the same rate as cash dividends paid on Gildan common shares in 2022. The named executives were awarded the following RSU dividends, for each of their respective outstanding awards:

Grant date	Glenn Chamandy	Rhodri Harries	Benito Masi	Chuck Ward	Arun Bajaj
Feb 25, 2022 (short-term incentive deferral)	540	172	132	114	98
Feb 25, 2022 (PSU)	3,666	1,196	739	726	426
March 1, 2021 (short-term incentive deferral)	694	224	172	122	100
March 1, 2021 (PSU)	4,536	1,512	935	457	359
Nov 2, 2020	n/a	n/a	1,659	n/a	n/a
Feb 24, 2020	4,845	1,148	1,020	160	278
Nov 1, 2019	n/a	n/a	n/a	n/a	230

4. Based on the closing price of Gildan common shares on the NYSE ($27.40) or the TSX (C$37.08), as applicable, on December 30, 2022, the last trading day of fiscal 2022, expressed in US dollars. The aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.3544 on December 30, 2022, the last trading day of fiscal 2022. Includes additional units received as dividend equivalents. PSUs have been calculated at target (100%). At maximum vesting, the PSUs (and well as time-based RSUs for Mr. Ward and Mr. Bajaj in 2020) would have the following value:

	Glenn Chamandy	Rhodri Harries	Benito Masi	Chuck Ward	Arun Bajaj
Feb 25, 2022	$9,061,674	$2,957,118	$1,827,470	$1,794,372	$1,053,476
March 1, 2021	$11,210,108	$3,736,648	$2,309,272	$1,130,250	$887,432
Feb 24, 2020	$11,974,786	$2,836,120	$2,520,964	$295,427	$523,019

5. Special one-time award of options granted in 2020 as described in footnote 7 to the summary compensation table on page 89 and in our 2021 management information circular.

6. Special one-time award of SARs granted in 2020 as described in footnote 7 to the summary compensation table on page 89 and in our 2021 management information circular.

7. Special one-time award of options granted in 2020 as described in footnote 7 to the summary compensation table on page 89 and in our 2021 management circular.

8. Part of Mr. Harries' sign-on agreement as disclosed in our 2016 management information circular. These options have a term of ten years.

9. Represents the short-term incentive deferral (see page 78. Half of the award is the deferred portion of the named executive's fiscal 2021 short-term incentive payout and half represents the Company match.

10. Represents the short-term incentive deferral (see page 78. Half of the award is the deferred portion of the named executive's fiscal 2020 short-term incentive payout and half represents the Company match.

11. Vested at 200% on February 23, 2023 (see page 82).

12. Special one-time award of Non-treasury RSUs as described on page 83 and as disclosed in our 2021 management information circular.

13. Grant of 10,000 Treasury RSUs as part of Mr. Bajaj's sign-on agreement that vest on October 31, 2024.

Value vested or earned during the year

The table below shows the value of incentive plan awards for each named executive that vested or were earned during the fiscal year ended January 1, 2023:

	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Non-equity incentive plan compensation – Value earned during the year (short-term incentive)
Glenn J. Chamandy	$2,955	$3,127,572	$1,690,500
Rhodri J. Harries	$708	$2,757,413[3]	$554,942
Benito A. Masi	$677	$1,839,132[4]	$428,693
Chuck J. Ward	–	$151,944	$415,603
Arun D. Bajaj	–	$331,916[5]	$329,497

1. Represents the total value that would have been realized if the options had been exercised on the vesting date (difference between the exercise price and the closing price of our common shares on the NYSE on the vesting date). When the vesting date is a non-trading day, the share price is as at the trading day immediately prior to the vesting date. The vesting of a tranche may occur on different dates in consideration of the original grant date of each award. Accordingly, for the November 4, 2022 vesting, the closing price of our common shares on the NYSE was $29.04.

2. Represents the total value of the Non-treasury RSUs and PSUs granted on February 25, 2019 as part of the fiscal 2019 annual LTIP awards and the vesting value of a tranche (or in full, as applicable) of a special award. The PSUs and Non-treasury RSUs granted as part of the 2019 awards vested at a factor of 50% for Mr. Chamandy, Mr. Harries, and Mr. Masi, and at an aggregate of 75% for Mr. Ward, as his PSUs vested at 50% and his Non-treasury RSUs vested at 100%. The value is calculated by multiplying the number of Non-treasury RSUs or PSUs, as applicable, held by the named executive at the time of vesting by the closing price of the common shares on the NYSE on the vesting date ($39.04 on February 24, 2022).

3. Includes an amount of $2,033,455 corresponding to the second tranche of the Non-treasury RSUs granted on November 2, 2020 which vested on

November 1, 2022 (see page 83). Between the grant date and the vesting date, 1,821 restricted share units were granted as dividend equivalents. The value of the vested award was determined using the price of $31.57, the closing price of Gildan common shares on the NYSE on November 1, 2022.

4. Includes an amount of $1,173,109 corresponding to the second tranche of the Non-treasury RSUs granted on November 2, 2020 as part of the one-time special awards that vested on November 1, 2022 (see page 83). The value of the vested award was calculated using the price of $31.57, the closing price on the NYSE on November 1, 2022. Between the grant date and the vesting date, 1,049 restricted share units were granted as dividend equivalents.

5. This amount corresponds to the non-treasury RSUs granted on November 1, 2019 as part of Mr. Bajaj's hire agreement. The value of the vested award was calculated using the price of C$42.99, the closing price on the TSX on October 31, 2022, and converted to US dollars using the Bank of Canada exchange rate of 1.3544 on December 30, 2022, the last trading day of fiscal 2022. Between the grant date and the vesting date, 457 restricted share units were granted as dividend equivalents.

Options exercised during the year

The following named executives exercised options in fiscal 2022:

	Number of options exercised	Option exercise price	Gain realized
Glenn J. Chamandy	42,759	C$30.46	$541,535
	295,920	C$38.01	$8,667
Rhodri J. Harries	87,148	C$38.01	$23,385
Benito A. Masi	64,116	C$38.01	$30,181

The gain realized is the difference between the market value of our common shares on the TSX upon exercise and the exercise price of the options, multiplied by the number of options exercised, converted to US dollars based on 1.3544, the Bank of Canada exchange rate as at December 30, 2022, the last trading day of fiscal 2022.

EQUITY INCENTIVE PLAN INFORMATION AND PROPOSED AMENDMENTS

You will vote on approving two amendments to our LTIP. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. See Appendix C beginning on page 110 for a more detailed description of the features of the LTIP.

Two amendments are being recommended by the board to ensure the effectiveness of the LTIP:
(i)   to increase the amount of Gildan common shares authorized for issuance under the LTIP
(ii) to introduce revised amendment provisions for the LTIP in order to align with current best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.

These two amendments were approved by the board on February 21, 2023, subject to approval by the TSX and shareholders. On March 13, 2023, the TSX conditionally approved the two amendments, subject to shareholder approval. Shareholders last approved an amendment to the LTIP to increase the share reserve in 2006.

The LTIP currently provides that the maximum number of common shares that are issuable for the exercise of options or the vesting of Treasury RSUs granted under the plan is not to exceed 12,000,632 common shares. As of March 6, 2023, 11,917,087 out of 12,000,632 common shares have been issued, reducing the amount of common shares available for issuance under the LTIP to 83,545 common shares. Accordingly, without approval of the amendment to increase the number of common shares issuable under the LTIP, the Company will be limited to 83,545 common shares (representing 0.05% of the total issued and outstanding common shares as of that date) available for future grants under the LTIP.

As such, on February 21, 2023, the board approved, on the recommendation of the HR committee and subject to TSX and shareholder approvals, an amendment to the LTIP to increase the number of common shares authorized for issuance under the LTIP by 1,797,219 common shares, such that following the increase, the maximum number of common shares issuable under the LTIP would be fixed at 13,797,851 (representing approximately 7.67% of the issued and outstanding common shares as of March 6, 2023). The proposed increase represents an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023. The new reserve is consistent with Gildan's reliance on the flexibility of long-term incentive vehicles for future needs and is anticipated to fulfill all such requirements for the next three to five years.

The board recommends you vote FOR the two amendments to the LTIP. You can read more about this item of business beginning on page 18 and the LTIP generally beginning on page 79.

Securities authorized for issuance under equity compensation plans

(as at January 1, 2023) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plan approved by security holders			
LTIP (options granted in Canadian dollars)	745,902	C$36.52	83,545
LTIP (options granted in US dollars)	1,988,441	$27.21	(reserved for the exercise of options and vesting of Treasury RSUs
LTIP (Treasury RSUs)	72,601	n/a	

We do not have any equity compensation plans where equity securities authorized for issuance were not previously approved by shareholders.

As at March 6, 2023:
• a total of 2,664,343 options are outstanding, representing 1.48% of our total issued and outstanding common shares
• a total of 72,601 Treasury RSUs are outstanding, representing 0.04% of our total issued and outstanding common shares.
• a total of 2,293,343 Non-treasury RSUs are outstanding.

Burn rate

The table below shows the burn rate for options and Treasury RSUs – the number of options and Treasury RSUs granted each year under the LTIP for the fiscal year ended January 1, 2023 and the two prior fiscal years, expressed as a percentage of the weighted average number of outstanding common shares for that fiscal year. It does not include forfeited options and Treasury RSUs that are available for future grants.

	Option burn rate	Treasury RSU burn rate
2022	nil	0.03%
2021	nil	0.003%
2020	0.70%	nil

Options only have value if our share price increases during the vesting period. The award gives the holder the option to buy Gildan common shares at a price that is at least the market price on the TSX and the NYSE on the trading day immediately prior to the grant date, as determined by the board. Options granted before fiscal 2018 have a term of seven years and vest 25% a year beginning on the second anniversary of the grant (the LTIP allows for a maximum term of ten years). If the expiry date falls within our trading blackout period (see page 81), or within ten days after the end of a blackout period, then the period for exercising options is extended for a maximum of ten business days

Options granted as special one-time awards have specific vesting features that are set out in individual award agreements (see page 83 and our 2021 management information circular for details).

Plan status and limits
(as at March 6, 2023)

Total number of common shares reserved for issuance for the exercise of options and vesting of Treasury RSUs	12,000,632
Total reserve as a % of the total issued and outstanding shares	6.67%
Number of common shares in the total reserve that remain available for grants of Treasury RSUs	83,545
Number of common shares in the total reserve that remain for grants of Treasury RSUs as a % of the total issued and outstanding shares	0.05%
Total number of options that are outstanding As a % of the total issued and outstanding shares	2,664,343 1.48%
Total number of Treasury RSUs that are outstanding As a % of the total issued and outstanding shares	72,601 0.04%
Total number of Non-treasury RSUs that are outstanding	2,293,343

The LTIP provides that (i) the number of common shares issuable pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company's other share compensation plans and arrangements, may not, at any time, exceed 10% of the common shares issued and outstanding, in the case of common shares issuable to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person, and (ii) the number of common shares issued pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company's other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the common shares issued and outstanding, in the case of common shares issued to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person.

RETIREMENT BENEFITS

Under our retirement savings program, Glenn J. Chamandy, Rhodri J. Harries, Arun D. Bajaj, and all other Canadian salaried employees receive, under the DPSP, an amount equal to their contribution to their RRSP, up to a maximum of 5% of their annual base salary. If the Company's contribution results in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited to the employee's SERP account (which is an unfunded plan).

For Benito A. Masi, the 5% Company contribution is fully credited under his SERP account. Amounts for Mr. Masi's SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada, converted to US dollars using 1.3544, the Bank of Canada rate on December 30, 2022, the last trading day of fiscal 2022 (see footnote 11 to the summary compensation table on page 89).

Prior to his relocation to Barbados, Chuck J. Ward received from the Company an amount equal to 50% of his own contributions under our 401(k) plan, up to a maximum of 3% of his annual base salary or up to the maximum amount determined by the U.S. government. He was also credited by the Company under the U.S. SERP with an amount equal to 2% of his annual base salary and short-term incentive. Effective as of his relocation to Barbados, Mr. Ward ceased to participate in the U.S. program and 5% of his base salary is credited to his Barbados SSP account (which is an unfunded plan).

The table below shows the value accumulated under the retirement savings programs for each named executive as of the beginning and end of fiscal 2022:

	Accumulated value at start of year[1]	Compensatory[2]	Accumulated value at end of year[1,3]
Glenn J. Chamandy	$2,001,226	$58,863	$1,830,774
Rhodri J. Harries	$419,340	$38,605	$415,151
Benito A. Masi	$866,247	$30,463	$798,177
Chuck J. Ward	$713,061	$30,625	$625,612
Arun D. Bajaj	$73,750	$22,922	$99,257

1. Represents the sum of the RRSP, DPSP, and SERP account balances for four of the named executives. Mr. Ward's accumulated value represents the sum of his 401(k), SERP, and SSP account balances, as applicable.
2. Represents the Company's contributions under the retirement accounts discussed above.
3. Calculated as of December 31, 2022, the date we allocate contributions and calculate the returns.

TERMINATION AND CHANGE OF CONTROL

We have entered into an employment agreement and a change of control agreement with each named executive to protect our interests and to provide them with certainty about their employment conditions and benefits, including in the event there is a termination without cause and a change of control of Gildan.

Employment agreements

The employment agreements have an indefinite term. We may, however, terminate the executive's employment if the named executive dies, becomes disabled, breaches the employment agreement, or for cause without making any severance payments. The executive may terminate his employment at any time with at least six months' written notice in the case of Glenn J. Chamandy, and at least two months' written notice for Rhodri J. Harries, Benito A. Masi, Chuck J. Ward, and Arun D. Bajaj.

Under each employment agreement, if we terminate the employment of the named executive for any reason other than those stated above or take any action which could be construed as constructive dismissal, then the executive is entitled to the amount set out below, subject to any withholding taxes:

- An amount equal to 36 months' base salary in the case of Mr. Chamandy, and 24 months' base salary in the case of Mr. Harries, Mr. Masi, Mr. Ward, and Mr. Bajaj (in each case the *termination period*), paid out, at the executive's option, either as a one-time payment or as monthly installments covering their termination period
- An amount equal to the target bonus established under the annual incentive plan in effect for the named executive at the time of termination for the duration of their termination period
- Any unpaid earned and/or accrued bonus
- Continuation of group insurance benefits for the named executive and executive medical benefits (except short-term and long-term disability) for their termination period, ceasing upon new employment, if earlier
- The right to exercise all vested options within 180 days following termination of employment in the case of Mr. Chamandy, and within 90 days following termination of employment in the case of Mr. Harries and Mr. Masi. Mr. Chamandy also has the right to exercise all options that subsequently vest within the 180 day period. Mr. Chamandy and Mr. Harries also have the right to a pro-rata number of options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards if the termination event occurs during the vesting period. In such a case, the options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both options and SARs shall nonetheless be subject to the performance vesting conditions
- The right to redeem all PSUs on a pro-rated basis at target. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements. Mr. Chamandy also has the right to receive all restricted share units that vest within 180 days following the termination date
- The payment of any earned but unused vacation days and any amounts due under the executive's business expense and personal spending accounts, as authorized.

The employment agreements also have non-solicitation clauses where the named executives may not, directly or indirectly: (i) solicit any of our customers to sell, or for the purpose or intent to sell, any products that are similar or otherwise compete with Gildan's products, or (ii) induce, entice, or otherwise attempt to directly or indirectly hire or engage any of our employees. These terms apply for 36 months for Mr. Chamandy, and 18 months for each of the other named executives, after their termination of employment with Gildan.

Change of control agreements

According to the change of control agreement with each named executive, in the event of a potential change of control (as defined in the change of control agreements), the executive agrees to remain employed by Gildan until the earliest of:

- 365 days from the date of the potential change of control
- termination of employment due to death or disability or, in the case of Mr. Harries, Mr. Masi, Mr. Ward, and Mr. Bajaj, by death, disability, or for cause, or
- termination of employment by Gildan without cause or by the executive with good reason.

The change of control agreements also provide that if a change of control occurs and we terminate the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholding taxes:

- an amount equal to the executive's full base salary through to the date of termination
- an amount equal to 36 months' base salary for Mr. Chamandy, and 24 months' base salary for Mr. Harries, Mr. Masi, Mr. Ward, and Mr. Bajaj (in each case, the applicable severance period)
- a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period
- any unpaid earned and/or accrued bonus
- all outstanding options, except for the one-time awards as described below, will be deemed to have vested at the date of termination of the executive's employment and will be exercisable for 12 months
- all outstanding Treasury RSUs and Non-treasury RSUs will be deemed to have vested at the date of termination of the executive's employment and the applicable performance results will be based on actual performance between the grant date and the date of then change of control
- the special awards of options for Mr. Harries and both options and SARs for Mr. Chamandy will vest in full if there is a change of control. In the case of Mr. Chamandy, the vesting shall nonetheless be subject to the performance vesting conditions, determined as at the date of the change of control
- continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier
- any earned but unused vacation days
- notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns anywhere from one to two years following the change of control, then he will be entitled to all of the benefits listed above.

GOOD REASON

With good reason means the occurrence of any of the following, compared to what was in place immediately prior to the change of control, without the executive's written consent:

- a material and detrimental change in the executive's position or reporting relationship or in the nature or status of his responsibilities
- a material reduction in the executive's annual base salary
- the relocation of the executive's office to a location that is more than 160 kilometres away (circumstances may vary for expatriates)
- failure to continue any incentive compensation plan that the executive participates in, unless the executive is eligible to participate in, and has the opportunity to receive a comparable level of benefits under, an ongoing substitute or alternate plan, or the failure to continue the executive's participation on a similar basis
- failure to continue benefits similar to those under any of the life insurance, accidental death, medical, and disability plans that the executive was participating in, a material reduction in the benefits, or a material reduction in perquisites such as access to office space, telephones, computer facilities, expense reimbursements, and other applicable privileges, if any
- failure of the Company to obtain a satisfactory agreement from a successor to assume and agree to this agreement, or, if the business or undertaking principally related to the executive's services is sold at any time after a change of control and his employment is transferred as a result, and the purchaser of the business does not agree to provide the executive with the same or a comparable position, duties, compensation, and benefits.

Death and disability

In the case of death or permanent disability, all outstanding options, except one-time awards as described below, and Treasury RSUs and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.

In addition, the payout for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be at target at the time of death or termination due to disability.

Mr. Chamandy and Mr. Harries, or their respective estates as the case may be, also have the right to a pro-rata number of options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards should death or permanent disability occur during the vesting period. In such case, the options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both the options and the SARs shall nonetheless be subject to the performance vesting conditions.

Estimated incremental payments

The table below shows the estimated incremental payments that would be paid to each named executive if their employment had been terminated on January 1, 2023, the last day of fiscal 2022, in accordance with the termination and change of control provisions described above.

The terms of the LTIP also provide that, unless otherwise determined by the board, options, Treasury RSUs, and Non-treasury RSUs granted under the LTIP will vest or expire early as set out in the table beginning on page 113.

	Death[1,2]	Disability[1,2]	Termination without cause[1]	Change of control[1,2]
Glenn J. Chamandy	$16,123,283	$16,123,283	$19,989,869	$25,721,051
Rhodri J. Harries	$7,334,787	$7,334,787	$8,382,921	$11,234,019
Benito A. Masi	$5,377,798	$5,377,798	$5,921,979	$7,663,343
Chuck J. Ward	$1,659,262	$1,659,262	$3,039,190	$3,918,236
Arun D. Bajaj	$1,607,143	$1,607,143	$2,657,135	$3,332,705

1. Termination values are calculated based on the following assumptions:
   - the triggering event took place on December 30, 2022, the last trading day of fiscal 2022
   - PSUs are calculated at target (100% vesting)
   - all Canadian dollar amounts have been converted to US dollars using the Bank of Canada exchange rate of 1.3544 on December 30, 2022, the last trading day of fiscal 2022
   - values for share-based awards and option awards are calculated based on the closing price of Gildan common shares on the on December 30, 2022 (C$37.08), the last trading day of fiscal 2022 and the closing price of Gildan common shares on the NYSE on December 30, 2022 ($27.40), as applicable
   - the special one-time performance award for Mr. Chamandy is calculated using a factor of 75%, the vesting factor attained as at January 1, 2023
   - values of earned but unused vacation, earned bonus, vested options, vested and undelivered Treasury RSUs, Non-treasury RSUs, and PSUs, and owed expenses are not included as they are not considered to be *incremental payments* further to termination.
2. Unvested options are calculated based on the assumption that the exercise occurs on January 1, 2023, regardless of the number of days allowed to exercise them.

OTHER INFORMATION

About non-GAAP measures and ratios

We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require companies to caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted net earnings, Adjusted diluted EPS, and Adjusted RONA are among the measures or ratios we use to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe these measures provide meaningful information to investors about our financial performance and financial condition. These measures are used in our incentive plans and defined below with a brief explanation of their importance, with a simplified version of Adjusted RONA used for our incentive plan. Please see *Definition and reconciliation of non-GAAP financial measures* in our 2022 MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable IFRS measures.

Adjusted net earnings and Adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and Adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and Adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted diluted EPS used in this circular for purposes of determining payout under the STIP results from the same adjustments made to Net earnings to obtain Adjusted net earnings and Adjusted diluted EPS as disclosed in our 2022 MD&A, except that the favorable impact of share repurchases during the year is not included for purposes of calculating Adjusted diluted EPS under the STIP.

Return on adjusted average net assets (Adjusted RONA)

Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

As noted on page 79 of this management information circular, beginning with the 2022 PSU awards, we are using three new relative performance measures to assess our performance and determine the number of units that vest at the end of the three-year performance period, including Relative RONA. Relative RONA used in this circular for purposes of determining performance under the LTIP uses a simplified definition of Adjusted RONA as compared to Adjusted RONA as disclosed in our 2022 MD&A, by using GAAP net earnings instead of adjusted net earnings, which allows for accurate and timely retrieval of performance data for companies in the compensation comparator group.

Loans to directors and executives

As at March 6, 2023, none of our current or former directors or executive officers had any loans outstanding to Gildan, other than travel advances as permitted by applicable securities laws.

No security was provided to Gildan, or any of our subsidiaries or another entity, as a counterpart for any loans and no loans were forgiven in fiscal 2022.

Normal course issuer bid

On August 4, 2022, Gildan announced the renewal of its NCIB to purchase for cancellation a maximum of 9,132,337 common shares, representing approximately 5% of our issued and outstanding common shares. As at July 31, 2022, Gildan had 182,746,744 common shares issued and outstanding. This follows a prior NCIB from August 9, 2021 to August 8, 2022 in which Gildan purchased for cancellation a total of 16,172,241 common shares.

Gildan is authorized to make purchases under the NCIB from August 9, 2022 to August 8, 2023, in accordance with the requirements of the TSX. In fiscal 2022, Gildan repurchased for cancellation a total of 13,096,866 common shares under the NCIB programs at a total cost of $443,874,284 million.

Shareholders can ask us for a free copy of Gildan's notice of intention to make a normal course issuer bid. Send your request to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

About forward-looking statements

Certain statements in this circular constitute *forward-looking statements* within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, statements related to the Company's *Next Generation ESG* strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as *may*, *will*, *expect*, *intend*, *estimate*, *project*, *assume*, *anticipate*, *plan*, *foresee*, *believe*, or *continue*, or the negatives of these terms or variations of them or similar terminology.

Forward-looking information is inherently uncertain and the results or events predicted in forward-looking information may differ materially from actual results or events. Material factors could cause actual results or events to differ materially from a conclusion, forecast, or projection in forward-looking information. Material factors include, among others, those set out in section 16.0 *Risk and Uncertainties* of our MD&A for the year ended January 1, 2023, which are incorporated by reference in this cautionary statement. These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by the forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of these kinds of transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There is no assurance that the expectations represented by our forward-looking statements will prove to be correct. Forward-looking statements provide the reader with a description of management's expectations about Gildan's future performance and financial results and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this circular are made as of March 6, 2023, and we do not update publicly or revise any of the forward-looking statements as a result of new information or future events, unless we are required to by applicable legislation or regulation. The forward-looking statements contained in this circular are expressly qualified by this cautionary statement.

Additional Information

Gildan is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in these provinces. We also file an annual information form with these securities regulatory authorities. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year.

Copies of our latest annual information form, latest audited financial statements, interim financial statements and MD&A filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary at Gildan Activewear Inc., Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2. If you are not a Gildan shareholder, we may ask you to pay a modest fee for these materials.

You can access these documents free of charge on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") is responsible for the supervision of the management of the Corporation's business and affairs, with a view to its long-term interests.

Many of the Board's responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee's mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation. overall

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation's Articles and By-laws.

1. **Membership and Quorum**

   The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

   The quorum at any meeting of the Board is a majority of directors in office.

2. **Frequency of Meetings**

   At least four times a year and as necessary.

3. **Mandate**

   The responsibilities of the Board include the following:

   (a) *With respect to strategic planning and risk management*

      (1) advising management on strategic issues;

      (2) approving the Corporation's long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;

      (3) approving the Corporation's annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;

      (4) monitoring the Corporation's performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;

      (5) overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

      (6) approving the issuance of securities and transactions not in the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

      (7) approving dividend policies and, if applicable, declaring dividends.

   (b) *With respect to human resources, executive compensation and performance assessment*

      (1) appointing the Chief Executive Officer ("**CEO**") and approving the appointment of other executive officers of the Corporation;

(2) approving the CEO's annual objectives and reviewing progress against those objectives;

(3) monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long term compensation, taking into consideration Board expectations and fixed objectives;

(4) overseeing measures to tie an appropriate portion of the CEO's and the other executive officers' compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

(5) overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;

(6) monitoring the management succession planning process, including succession planning for the CEO and the other executive officers.

(c) *With respect to financial matters and internal controls*

(1) monitoring

(2) overseeing the external auditors' independence, qualifications and performance;

(3) reviewing and approving the general content of, and the Audit and Finance Committee's report on, the annual and interim consolidated financial statements, annual information forms, annual reports, management information circulars, management's discussion and analysis, prospectuses, registration statements, offering memoranda, Forms 6-K (including Supplemental Disclosure), Forms 40- F, and earnings press releases before their public disclosure or filing with regulatory authorities in Canada or the U.S.

(4) overseeing the performance of the Corporation's internal audit functions;

(5) monitoring the Corporation's compliance with applicable legal and regulatory requirements;

(6) reviewing the Corporation's Disclosure Policy on a regular basis and monitoring the Corporation's communications with analysts, investors, the media and the public.

(d) *With respect to ethics and corporate governance matters*

(1) setting an ethical tone for the Corporation;

(2) taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

(3) monitoring and reviewing, on a regular basis, the Corporation's approach to corporate governance as well as its corporate governance principles and practices, including the identification of decisions requiring approval of the Board;

(4) reviewing the Shareholder Engagement Policy and the Shareholder Engagement Plan as well as the public disclosure thereof;

(5) adopting and reviewing, on a regular basis, the Corporation's Code of Ethics (the "Code"), and such other policies as may be approved by the Board from time to time (the "Policies"), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;

(6) overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

(7) adopting and reviewing orientation and continuing education programs for directors;

(8) monitoring the Board, Board Chair and committee chair succession planning process;

(9) monitoring the size and composition of the Board and its committees based on competencies, skills, personal qualities and diversity sought in Board members;

(10) approving the list of Board nominees for election by shareholders.

(e) *With respect to environmental and social responsibility practices*

(1) monitoring and reviewing, as appropriate, the Corporation's environmental and social responsibility practices.

4. Method of Operation

- meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation's long-term strategic plan;
- the Chair of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;
- independent directors meet without management and other non-independent directors present, under the oversight of the Chair of the Board, at each regularly-scheduled and special meeting of the Board;
- in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;
- the Board evaluates the adequacy of its mandate on an annual basis;
- the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

****

Adopted by the Board of Directors on August 6, 2003
Last reviewed on August 3, 2022

APPENDIX B

BACKGROUND TO THE SHAREHOLDER RIGHTS PLAN

This shareholder rights plan replaces our existing shareholder rights plan which will expire simultaneous with your vote on May 4, 2023, the date of our 2023 annual and special meeting of shareholders, unless shareholders approve its renewal for another three-year period. The previous shareholder rights plan was adopted by the board on December 1, 2010, and approved and ratified by the shareholders at our annual meeting on February 9, 2011, and subsequently renewed for additional three-year periods at our annual meetings on February 6, 2014, May 4, 2017, and April 20, 2020.

The purpose of the shareholder rights plan is to limit acquisitions that are exempt from the formal take-over bid requirements and to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company. The shareholder rights plan does not preclude bids from being made for control of the Company. Instead, the shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid, as long as the bid meets the permitted bid criteria under the shareholder rights plan. Even where a take-over bid does not meet the permitted bid criteria, the board has a duty to consider any take-over bid and consider whether or not it should waive the application of the shareholder rights plan.

In February 2016, the Canadian Securities Administrators published amendments to the take-over bid regime that subsequently came into force in May 2016. The amendments, among other things, lengthened the minimum bid period to 105 days (from the previous 35 days), required that all non- exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, and required a ten-day extension after the minimum tender requirement is met. The board subsequently made amendments to the shareholder rights plan to reflect these legislative changes and the shareholder rights plan was ratified by shareholders at our annual meetings in in 2017 and 2020.

As the 2016 legislative amendments do not apply to certain exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

- protecting against *creeping bids* (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of common shares not available to all shareholders, (iii) acquiring control through the slow accumulation of common shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada not subject to Canadian take-over bid rules, and requiring the bid to be made to all shareholders, and
- preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the shareholder rights plan.

By applying to all acquisitions of 20% or more of common shares, except in limited circumstances including permitted bids, the shareholder rights plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of Gildan or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider the bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid for less than all the common shares.

The board advises that it is in the best interests of Gildan and its shareholders to have a shareholder rights plan in place. The board did not adopt a shareholder rights plan in response to a specific proposal to acquire control of Gildan, nor is the board aware of a pending or threatened take-over bid. Having a shareholder rights plan does not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of Gildan and its shareholders.

Summary

The following is a summary of the principal terms of the shareholder rights plan. For complete details, please see the entire shareholder rights plan agreement on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The shareholder rights plan is designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a *permitted bid*, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of Gildan's board. If a take-over bid does not meet these minimum standards and the shareholder rights plan is not waived by the board, the shareholder rights plan provides that holders of Gildan common shares, other than the acquiror (or any affiliate or associate of the acquiror or any person acting jointly or in concert with the acquiror or an associate or affiliate), will be able to purchase additional shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

By recommending the confirmation and ratification of the shareholder rights plan, it is not the intention of the board to preclude a bid for control of Gildan. The shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid as long as the bid meets the *permitted bid* criteria under the shareholder rights plan. In the event a take-over bid does not meet the permitted bid criteria, the board would still have a duty to consider any take-over bid for Gildan and consider whether or not it should waive the application of the shareholder rights plan.

The shareholder rights plan does not preclude a shareholder from using the proxy mechanism of the CBCA, Gildan's governing corporate statute, to promote a change in Gildan's management or the board, and it does not affect the rights of shareholders to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

Permitted bids

The requirements of a *permitted bid* are as follows:

(i)   the take-over bid must be made by means of a take-over bid circular to all holders of common shares, other than the offeror

(ii)   the take-over bid must contain the following irrevocable and unqualified conditions:

- no common shares shall be taken up or paid for:
  a)   prior to the close of business on a date which is not less than 105 days following the date of the bid, or a shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of National Instrument 62-104 – Take-Over Bids and Issuer Bids (NI 62-104)) must remain open for deposits of securities, in the applicable circumstances at such time, according to NI 62-104, and
  b)   then only if, at the close of business on the date common shares are first taken up or paid for under the bid, more than 50% of the common shares held by *independent shareholders* (generally defined to mean all holders of common shares other than any acquiring person or offeror, their respective affiliates, associates, and persons acting jointly or in concert with any acquiring person or offeror, as well as certain employee benefit plans, stock purchase plans, deferred profit sharing plans and similar plans or trusts for the benefit of employees) will have been tendered or deposited under the bid and not withdrawn.
- unless the take-over bid is withdrawn, common shares may be tendered or deposited at any time prior to the close of business on the date of the first take-up of or payment for common shares
- common shares tendered or deposited under the take-over bid may be withdrawn until taken up and paid for, and
- if more than 50% of the common shares held by independent shareholders are tendered or deposited to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of common shares for at least ten days from the date of the public announcement.

The shareholder rights plan allows a *competing permitted bid* to be made while a permitted bid is in existence. A competing permitted bid must satisfy all the requirements of a permitted bid other than the requirement that no common shares will be taken up and paid for prior to the close of business on a date less than 105 days following the date of the competing permitted bid. The competing permitted bid must also contain an irrevocable and unqualified condition that no common shares will be taken up or paid for under the take-over bid prior to the close of business on the last day of the minimum initial deposit period that the take-over bid must remain open for deposits of securities according to NI 62-104 after the date of the take-over bid that is a competing permitted bid.

The board continues to have the power to carry out its duties and responsibilities and make recommendations to shareholders as appropriate while there are permitted bids outstanding.

Flip-in event

The acquisition by a person (an *acquiring person*), including others acting jointly or in concert with that person, of 20% or more of our outstanding common shares, other than by way of a permitted bid, or by way of an *exempt acquisition* (as described below), is referred to as a *flip-in event*. After a flip-in event occurs, each right (other than those held by the acquiring person and an affiliate or associate or any person acting jointly or in concert with the acquiring person or their associate or affiliate) will entitle the holder to purchase from Gildan a number of common shares with a total market price on the date of consummation or occurrence of the flip-in event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.

Exempt acquisition

Subject to the terms and conditions set out in the shareholder rights plan, an *exempt acquisition* does not result in the occurrence of a flip-in event. An exempt acquisition includes an acquisition of voting shares or convertible securities:

(i)   for which the board has waived the application of the shareholder rights plan where permitted by the plan

(ii)   which is made as an intermediate and temporary step in a series of related transactions in connection with an acquisition by Gildan or by any corporation controlled by Gildan

(iii)   which is made pursuant to a distribution to the public by Gildan by way of a prospectus as long as the person does not thereby increase its percentage ownership of the outstanding voting shares

(iv)   which is made pursuant to a distribution by Gildan by way of a private placement as long as the person does not thereby become the beneficial owner of more than 25% of the voting shares outstanding immediately prior to the private placement and all necessary stock exchange approvals are obtained and complied with

(v)   which is made pursuant to the exercise of rights, or

(vi)   which is made pursuant to an amalgamation, merger, arrangement, business combination, or similar transaction which has been approved by the board (but not including a take-over bid) and requiring shareholder approval.

Operation of the plan

According to the terms of the shareholder rights plan agreement, one right will be issued for each common share outstanding as at the close of business on the business day immediately preceding the date of our 2023 annual and special meeting of shareholders, or any adjournment or postponement (the *record time*). In addition, one right will be issued for each additional common share issued after the record time and prior to the earlier of the *expiration time* (as defined below) and the *separation time* (as defined below). The rights have an initial exercise price equal to the *market price* (as defined below) of our common shares as determined at the separation time, multiplied by five, subject to certain adjustments, and they are not exercisable until the separation time.

When a flip-in event occurs, each right entitles the holder thereof, other than an acquiring person, to purchase from Gildan the number of common shares that have a total market price on the date of consummation or occurrence of the flip-in event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti dilution adjustments. In effect, this provides for a 50% discount relative to the market price.

Trading of rights

Until the separation time, the rights trade with the common shares and are represented by the common share certificates or by an entry in the Gildan's securities register for any outstanding common shares.

When a flip-in event occurs, from and after the separation time and prior to the expiration time, the rights are evidenced by rights certificates (or separate book entry registrations) and trade separately from the common shares. The rights do not carry any of the rights attached to common shares such as voting or dividend rights.

Separation time

The rights separate from the common shares and become exercisable at the time (the *separation time)* of the close of business on the eighth trading day after the earlier of:

(i) the first date of a public announcement or disclosure of facts indicating that a person has become an acquiring person

(ii) the date that a permitted bid or competing permitted bid ceases to qualify as such

(iii) the date of the beginning of, or first public announcement or disclosure of, the intention of any person (other than Gildan or any of its subsidiaries) to launch, a take-over bid for 20% or more of our outstanding common shares (other than a permitted bid, as long as the bid continues to satisfy the requirements of a permitted bid), or

(iv) a later time that may be determined by the board.

> **ABOUT THE PRICE**
>
> The *exercise price* is set at a multiple of five times the market price of Gildan common shares at the separation time, subject to anti-dilution adjustments.
>
> The *market price* is the average of the daily closing prices for Gildan common shares on each of the 20 consecutive trading days immediately prior to the date of determination, subject to certain exceptions.
>
> *Trading day* is generally defined as the day on which the principal Canadian or United States securities exchange on which the common shares are listed or admitted to trading is open for the transaction of business.

Waiving the shareholder rights plan

The board may, prior to the occurrence of a flip-in event, waive the dilutive effects of the shareholder rights plan for, among other things, a particular flip-in event resulting from a take-over bid made by way of a take-over bid circular to all holders of our common shares. The waiver will also apply to any other take-over bid made by way of a take-over bid circular to all holders of our common shares before the original take-over bid expires.

The board can also, prior to the close of business on the eighth trading day following the date of an acquisition that triggered application of the shareholder rights plan, waive the shareholder rights plan if the acquiring person reduces their beneficial ownership to less than 20% of all outstanding shares (or enters into a contractual arrangement with the Company to do so within ten days).

Redeeming rights

The board can redeem all of the outstanding rights at a price of $0.0001 per right, as long as it has received approval from shareholders (prior to the separation time) or rights holders (after the separation time has passed).

Making amendments to the plan

The board can amend the shareholder rights plan to correct any clerical or typographical errors, or to make changes as required to maintain the validity of the rights plan agreement and the rights, as a result of any change in any applicable legislation, regulations, or rules, without the approval of shareholders or rights holders.

Exemptions for investment advisors and grandfathered persons

Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a flip-in event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding common shares at the date of adoption of the rights plan shall not be considered an acquiring person (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Company's outstanding voting shares).

Term

Unless terminated earlier in accordance with its applicable terms, the shareholder rights plan agreement will expire on the date on which the annual meeting of the Company's shareholders is held in 2026 or, if the independent shareholders re-approve the shareholder rights plan at or prior to such annual meeting of shareholders, then on the close of business on the date on which the annual meeting of the shareholders of the Company is held in 2029.

Certain Canadian federal income tax considerations

We are not required to include any amount in computing Gildan's income for the purposes of the *Income Tax Act* (Canada) as a result of the issuance of the rights.

Under the Income Tax Act, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient, or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount concerning the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. We consider that the rights have negligible value when issued, and that there only a remote possibility that the rights will ever be exercised. A rights holder could be required to include an amount in computing income, or be subject to withholding tax Under the Income Tax Act, if the rights become exercisable or are exercised. A rights holder may be subject to tax under the Income Tax Act in respect of the proceeds of the disposition of the rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Gildan common shares. Shareholders should consult their own tax advisors regarding the consequences of acquiring, holding, exercising, or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial, or foreign legislation.

Eligibility for investment

Provided that Gildan common shares remain listed on a designated stock exchange for purposes of the Income Tax Act at all material times and that each person who is an annuitant, a beneficiary, an employer, or a subscriber under a particular plan deals at arm's length with Gildan for purposes of the Income Tax Act , the rights will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, and deferred profit-sharing plans. The issuance of rights will not affect the status of the common shares under the Income Tax Act for these purposes.

Please note

The shareholder rights plan is not expected to interfere with our day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter our financial condition, impede our business plans, or alter our financial statements.

The shareholder rights plan is initially not dilutive, however, our reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected after a flip-in event occurs and the rights separate from our common shares. Rights holders who do not exercise their rights after a flip-in event may suffer substantial dilution.

APPENDIX C

MORE ABOUT THE LONG-TERM INCENTIVE PLAN

The LTIP is designed to attract, retain, and motivate our executives and key employees to work toward, and participate in, the growth and development of Gildan. The plan was first adopted in 1998 for the grant of options and was subsequently amended to, among others, allow the board to grant Treasury RSUs and Non-treasury RSUs to executives and key employees of Gildan and its subsidiaries (LTIP participants). The plan is administered by the board, which has delegated responsibilities to the HR committee.

This year, two amendments are being recommended by the board to ensure the effectiveness of the LTIP:
(i)   to increase the amount of Gildan common shares authorized for issuance under the LTIP; and
(ii)   to introduce revised amendment provisions for the LTIP in order to align with current best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.

These two amendments were approved by the board on February 21, 2023, subject to approval by the TSX and shareholders. On March 13, 2023, the TSX conditionally approved the two amendments, subject to shareholder approval.

Shareholders last approved an amendment to the LTIP to increase the share reserve in 2006. The LTIP currently provides that the maximum number of common shares that are issuable for the exercise of options or the vesting of Treasury RSUs granted under the plan is not to exceed 12,000,632 common shares. Should further Common Shares become available under the LTI Plan as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve.

As of March 6, 2023, 11,917,087 out of 12,000,632 common shares (representing approximately 6.67% of the total issued and outstanding common shares as of March 6, 2023) have been issued, reducing the amount of common shares available for issuance under the LTIP to 83,545 common shares. Accordingly, without approval of the amendment to increase the number of common shares issuable under the LTIP, the Company will be limited to 83,545 common shares (representing 0.05% of the total issued and outstanding common shares as of that date) available for future grants under the LTIP. As such, on February 21, 2023, the board approved, on the recommendation of the HR committee and subject to TSX and shareholder approvals, an amendment to the LTIP to increase the number of common shares authorized for issuance under the LTIP by 1,797,219 common shares, such that following the increase, the maximum number of common shares issuable under the LTIP would be fixed at 13,797,851 (representing approximately 7.67% of the issued and outstanding common shares as of March 6, 2023). The proposed increase represents an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023. The new reserve is consistent with Gildan's reliance on the flexibility of long-term incentive vehicles for future needs and is anticipated to fulfill all such requirements for the next three to five years. See page 19 to read more about the proposed increase in the share reserve under the LTIP.

Types of awards under the LTIP

- **Options** – Options entitle the holder thereof to subscribe for common shares on the terms set forth in the LTIP. The exercise price payable for each common shares covered by an option is determined by the board at the date of the grant, but may not be less than the higher of the closing prices of the common shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the board, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising options is extended for a maximum of ten business days. Options generally vest in equal tranches of 25% over a four-year period commencing on the second anniversary of the grant date, unless otherwise determined by the board (provided that no option may be exercised prior to the second anniversary of the grant date). As at January 1, 2023, an aggregate of 2,734,343 Options were outstanding, representing 1.52% of the issued and outstanding common shares of the company.
- **Treasury RSUs** – Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive common shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the common shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the total reserve under the LTIP. The

board has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the total reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at January 1, 2023, an aggregate of 72,601 Treasury RSUs were outstanding, representing 0.04% of the issued and outstanding Common Shares of the Company.

• **Non-treasury RSUs** – Non-treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-treasury RSU holder the number of common shares represented by such vested award purchased on the secondary market and/or pay to the Non-treasury RSU holder an amount in cash in lieu of common shares calculated using the average of the closing prices of the common shares on the TSX for the five trading days immediately preceding the vesting date. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at January 1 2023, an aggregate of 2,086,784 Non-treasury RSUs were outstanding.

Amendments to the LTIP

The board may amend, suspend or terminate the LTIP, or an option, Treasury RSU or Non-treasury RSU at any time as long as it does not require regulatory or shareholder approval, or adversely affect the rights of holders of the awards without their consent.

Subject to TSX and shareholder approvals, once the proposed amendments to the LTIP are effective, the Company will require shareholder approval to make any of the following amendments to the LTIP or awards thereunder:

• an amendment to increase the maximum number of common shares for which options or Treasury RSUs may be granted under the LTIP (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

• an amendment to reduce the exercise price of an option or to cancel and reissue options or other entitlement to the same participant so as to, in effect, reduce exercise price (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

• an amendment to extend the term of outstanding options or awards beyond their original expiry date

• a change to the class of persons eligible to receive option or awards under the LTIP (including any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis)

• increases the maximum number of common shares that may be issuable to insiders at any time pursuant to the insider participation limit set forth in the LTIP

• an amendment to allow options, Treasury RSUs, Non-treasury RSUs, or PSUs to become transferable or assignable other than what is already allowed under the LTIP

• amend the amendment provisions of the Plan;

provided that common shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Subject to TSX and shareholder approvals, once the proposed amendments to the LTIP are effective, the LTIP will allow the board to make the following amendments without shareholder approval:

• any amendment to accelerate the time of exercise of outstanding options or the time of vesting of an award issuable under the LTIP

• any amendment to postpone the expiry date (with respect to options) or the vesting date of awards issuable under the LTIP, provided that no option or award may be extended beyond its original expiry date

• any amendment to the terms and conditions of grants of an award issuable under the LTIP (including any vesting provision, performance objective, as applicable, quantity, type of award, grant date, vesting periods, settlement date, and other terms and conditions with respect to the awards)

• any amendment to the terms regarding the termination of employment or engagement of an eligible participant under the LTIP

• any amendment to the definition of an eligible participant under the LTIP, it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the LTIP will not be made without obtaining the approval of the shareholders of the Company

• any amendment to the provisions of the LTIP relating to the administration of the plan

• any amendment necessary to comply with applicable law, any accounting, tax, or auditing requirements, or the requirements of any stock exchange where our common shares are listed or any other regulatory body

- any amendment of a "housekeeping" nature, including any such changes or corrections which, in the opinion of the board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to change in legislation, regulation, stock exchange rules, or accounting, tax, or auditing requirements
- any amendment to add a provision permitting the grant of options or Treasury RSUs settled otherwise than with common shares issued from treasury
- any amendment to add a cashless exercise feature or net exercise procedure, a form of financial assistance, or clawback or recoupment to the LTIP
- any other amendment that does not explicitly require the approval of shareholders according to the terms of the LTIP.

See page 19 to read more about the proposed amendments to the amendment provision of the LTIP.

Change of control and other events

Upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding options, Treasury RSUs and Non-treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the board prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the board, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control.

Also, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises options or receives cash and/or common shares further to the vesting of RSUs.

Quantitative limitations

The number of shares issuable under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, at any time shall not exceed 10% of the Company's total shares issued and outstanding, in the case of shares issuable to insiders, or 20% of the total reserve, in the case of shares issued to any one person. In addition, the number of shares issued under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, shall not in a one-year period exceed 10% of the total shares issued and outstanding, in the case of shares issued to insiders, or 20% of the total reserve, in the case of shares issued to any one person.

Assignability

Options, Treasury RSUs and Non-treasury RSUs are not assignable, other than to a legal representative in the case of a participant's death or permanent disability.

Retirement policy for the LTIP

Except as otherwise provided in any specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their PSUs, Treasury RSU, Non-treasury RSUs, and options under our *retirement policy*, provided certain *retirement* or *early retirement* criteria are met.

LTIP participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and options granted in the last six months will expire immediately. Similarly, Treasury RSUs, Non-treasury RSUs, and PSUs granted at least six months before the date of retirement will continue to vest over their original vesting period, and such awards granted in the last six months will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

When a participant qualifies for early retirement, options that have vested by the date of early retirement may be exercised until the original expiry date. Options that have not vested will expire immediately, and Treasury RSUs, Non-treasury RSUs, and PSUs will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	Performance award[1]	Time-based award	Options
Dismissal for cause	Outstanding awards expire immediately	Outstanding awards expire immediately	Outstanding options expire immediately
Resignation	Outstanding awards expire immediately	Outstanding awards expire immediately	Options exercisable at the date of resignation may be exercised within 60 days
Dismissal without cause	Holder is entitled to receive a number of common shares[2] calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination	Holder is entitled to receive a number of common shares[2] pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period	Options exercisable at the date of dismissal may be exercised within 60 days
Retirement (as defined in the *retirement* policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares[2] calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares[2] pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period	Options granted at least six months prior to the date of retirement continue to vest according to their applicable option agreement and may be exercisable until their expiry date Options granted less than six months prior to the date of retirement expire immediately
Early retirement (as defined in the *retirement policy*, see above)	The holder is entitled to receive a number of common shares[2] calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs, pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	The holder is entitled to receive a number of common shares[2] pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period	Options exercisable at the date of early retirement may be exercised until the expiry date of the options
Death	All outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares[2] calculated by applying the performance vesting percentage, determined as at the date of death	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of death and may be exercised within 12 months
Permanent disability	Outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares[2] calculated by applying the performance vesting percentage, determined as at the date of termination	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of termination and may be exercised within 12 months

1. Expire on the vesting date if the performance objectives set out in the applicable award agreement have not been achieved.
2. Or the cash equivalent in the case of Non-treasury RSUs, at the Company's option.

APPENDIX D

MORE ABOUT THE SHARE APPRECIATION RIGHTS PLAN

The SARs plan was adopted by the board at the end of fiscal 2020 to, among other things, allow the board to grant SARs to executives and key employees (SARs participants) to encourage them to work toward, and participate in, the growth and development of Gildan, to provide them with an additional incentive and reward, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. The SARs plan is administered by the board, which has delegated responsibilities to the HR committee.

A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in common shares (or a combination of the two), at Gildan's discretion, with a value equal to the excess of the market price of Gildan common shares on the vesting date over the grant price of the SAR (the *SAR price*) multiplied by the number of SARs that have vested on the date (the *aggregate excess value*). The market price of our common shares for the purposes of the SARs plan means, on any given date, the volume weighted average trading price of Gildan common shares on the TSX for the five trading days up to and including the date. SARs will only have value if there is an appreciation in the price of our common shares over the vesting period. At the vesting date we have the option to settle the SARs in cash or in common shares purchased on the open market. The award will be settled within 30 days of the vesting date.

SARs have only been used once for a one-time award in fiscal 2020 of 824,406 premium-priced SARs granted to the President and CEO as described on page 83.

The board may, from time to time by resolution, in its sole discretion, (i) designate the SARs participants under the SARs plan, (ii) fix the number of SARs to be granted to each SARs participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR price, the vesting conditions and performance criteria, if any, and the vesting date. Each SAR award is accompanied by a SAR agreement that is consistent with the SARs plan and determined by the board.

The board sets the SAR price at the time of grant and it must not be less than the higher of the closing price of Gildan common shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The board also determines the vesting date at the time of grant, however it is limited to a maximum term of three years from the grant date. A SAR may be subject to early vesting and expiry, as described below.

We cannot issue common shares from treasury to settle the SARs awards. SARs granted under the SARs plan are not included in the number of common shares reserved for issuance for the exercise of options and the vesting of Treasury RSUs.

The board may suspend or terminate the SARs plan at any time, or amend or revise the terms of the SARs plan or any SAR without the consent of the SARs participants, as long as the suspension, termination, amendment or revision would:
- not adversely alter or impair the rights of a SARs participant, without their consent except as permitted by the provisions of the SARs plan
- be in compliance with applicable law and with the prior approval, if required, of our shareholders, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company
- be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs plan:
  – any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR
  – any amendment to the vesting date of a SAR
  – any amendment regarding the effect of termination of a SARs participant's employment
  – any amendment to the definition of an SARs participant under the SARs plan
  – any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body

– any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the SARs plan, correct or supplement any provision that is inconsistent with any other provision, correct any grammatical or typographical errors or amend the definitions in the SARs plan

– any amendment regarding the administration of the SARs plan.

Retirement policy for the SARs plan

Similar to the retirement policy for the LTIP, except as otherwise provided in any specific award agreement, SARs participants, including executive officers, are eligible to benefit from extended vesting conditions for their SARs under our *retirement policy*, provided certain *retirement* or *early retirement* criteria are met.

SARs participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. SARs participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, SARs participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and SARs granted in the last six months will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

When a participant qualifies for early retirement, SARs will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	SARs
Resignation or termination for cause	Outstanding awards expire on the date of termination
Dismissal without cause	Holder is entitled to receive at the Company's option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of dismissal and the SAR price.
Retirement (as defined in the *retirement policy*, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
	The holder of an award granted less than six months prior to the date of retirement will be entitled to receive at the Company's option, cash in an amount equal to the pro rata value of the SARs, or a number of common shares having a value equal to the pro rata value of the SARs
	The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of retirement and the SAR price
Early retirement (as defined in the *retirement policy*, see above)	The holder is entitled to receive at the Company's option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs
	The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of early retirement and the SAR price
Death or permanent disability	All outstanding awards vest in full immediately on the date of death or permanent disability

Regarding applicable tax legislation that requires employers to deduct withholding taxes for certain cash and non-cash benefits, such as PSUs, Non-Treasury RSUs, Treasury RSUs, and options under the LTIP, and SARs under the SARs plan, Gildan has authority under the plans to take the necessary steps to ensure that it complies with its withholding obligations at the time a participant exercises options, receives cash and/or common shares when PSUs, Non-Treasury RSUs, or Treasury RSUs vest, or receives cash or common shares when the SARs vest.

APPENDIX E

SHAREHOLDER PROPOSAL

The following proposal has been submitted by the BC General Employees' Union (BCGEU) for consideration at the annual and special meeting of shareholders. The proposal and supporting statement are set out in italics below.

The board recommends you vote AGAINST this shareholder proposal for the reasons explained below.

Proposal submitted by BCGEU

RESOLVED THAT Gildan review human capital management KPIs and SPTs addressing (i) human rights in its supply chain, and (ii) improving employee safety and reducing workplace risks, particularly in respect to workers in Honduras and Bangladesh, and include one such KPI/SPT in its next sustainability linked credit facility in 2027.

Supporting statement

Since 2017, over $809 billion of sustainability linked financial instruments have been brought to market.[1] Sustainability linked bonds (SLBs) and sustainability linked loans (SLLs) are designed to incentivize achievement of ESG goals. Issuers select relevant key performance indicators (KPIs), such as CO_2 reduction targets or gender diversity goals, and then set sustainability performance targets (SPTs) for each KPI.

For SLBs and SLLs, the setting of KPIs and SPTs is guided by the Sustainability Linked Bond Principles (SLBPs) published by the International Capital Market Association (ICMA)[2] and the Sustainability Linked Loan Principles (SLLPs) published by the Loan Market Association and others[3], respectively. The SLLPs state that:
* *KPIs should be*
  * *relevant, core and material to the borrower's business,*
  * *of high strategic significance, and*
  * *address relevant ESG challenges of the industry*
* *SPTs should be*
  * *ambitious,*
  * *material improvements in KPIs,*
  * *consistent with the issuers' overall strategic ESG strategy, and*
  * *determined on a predefined timeline.*

Since January 2021, at least 45 Canadian issuers have established SLLs and three issued SLBs. As the terms and use of SLBs and SLLs evolve and grow, issuers must be mindful of greenwashing concerns. Commentators have pointed to the lack of regulation of SLLs, and that borrowers' "self-policing" of compliance with the SLLPs may lead to greenwashing risks where the SLLPs are not adhered to.[4]

In March 2022 Gildan announced a $1 billion sustainability linked credit facility with the following KPIs/SPTs:
* *reducing scope 1 and 2 GHG emissions by 30% by 2030;*
* *75% of packaging will contain recycled or sustainable materials by 2027;*
* *gender parity by 2027 for Gildan's employee group at the Director level and above*

1   https://www.ifc.org/wps/wcm/connect/306c321d-ea77-448d-85c6-7ce3899136a5/EMCompass_Note+110_Sustainability-Linked+Finance_web.pdf?MOD=AJPERES&CVID=nVKABZX
2   https://www.icmagroup.org/sustainable-finance/the-principles-guidelines-and-handbooks/sustainability-linked-bond-principles-slbp/
3   https://www.lma.eu.com/application/files/8416/2210/4806/Sustainability_Linked_Loan_Principles.pdf
4   https://www.nortonrosefulbright.com/en-ca/knowledge/publications/3ff84c08/the-rise-of-sustainability-linked-loans

Gildan states the following about Human Capital Management, one of its five key areas of ESG focus:

> *The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations.*

Gildan relies on its textile, sewing and sock manufacturing operations in developing countries, with nine such facilities in Honduras. Gildan plans to expand manufacturing capacity across its manufacturing network, including a significant expansion in Bangladesh.

Gildan's goal for gender parity "at the Director level and above", while laudable, will have no benefit to front line workers in Honduras and Bangladesh. While Gildan has taken steps to improve working conditions, workers in Honduras and Bangladesh, who are mostly women, are often vulnerable.[5,6] The Collective of Honduran Women (CODEMUH) reports that Gildan workers in Honduras are reluctant to raise workplace health and safety issues directly with Gildan for fear of reprisal.

Gildan's response

On March 2, 2023, Gildan management met with the representatives of BCGEU to engage with the shareholder on the subject areas raised by the proposal, including Gildan's sustainability-linked loan and *Next Generation ESG* strategy, and to share highlights of the Company's current practices and approach to human rights and employee health and safety.

> The board recommends you vote AGAINST the shareholder proposal for the reasons explained below.

The sustainability-linked loan

Gildan is proud to be the first Canadian apparel company to enter into a sustainability-linked loan and to have linked *Next Generation ESG* targets to its financial strategy. Gildan believes the KPIs under the sustainability-linked loan are consistent with the Company's *Next Generation ESG* strategy and the Company's publicly disclosed targets:

(1) Reducing scope 1 and GHG emissions by 30% by 2030 (compared to a 2018 baseline);

(2) Ensuring 75% of packaging and trims[7] contain recycled or sustainable materials by 2027; and

(3) Achieving gender parity by 2027 for Gildan's employee group at the Director level and above demonstrate.

Gildan's commitments adhere to the guidance in this area provided by the Sustainability Linked Bond Principles and the Sustainability Linked Loan Principles, and are strategic, core, and material to its business, ambitious, and consistent with its ESG strategy.

Gildan considers it premature to commit to KPIs and SPTs for any potential renewal of the sustainability-linked loan in 2027, as ESG linked financial instruments are an emerging and evolving area. However, Gildan commits to ensuring the selection of appropriate KPIs and /or SPTs for any future sustainability-linked loan are based on the leading guidance available at the time of renewal as well as the ESG context surrounding Gildan's operations. Gildan also recognizes that KPIs and/or SPTs cannot be determined unilaterally and would need to be agreed to with the lender group for any renewal of a sustainability-linked loan.

While the use of specific KPIs and SPTs in the sustainability-linked loan underscores our leadership and commitment to our ESG targets, it represents a small portion of all the programs and measures we have implemented, and that we monitor and report on regularly to measure our progress towards our ESG targets, including as they relate to the respect of human rights and ensuring the health and safety of our employees.

---

[5] https://www.theguardian.com/news/2022/jan/25/behind-the-label-how-the-us-stitched-up-the-honduras-garment-industry and https://upstreamjournal.org/gildan/.

[6] https://upstreamjournal.org/gildan

[7] Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

As discussed below, Gildan has been and continues to be, dedicated to respecting and protecting human rights and ensuring safe working conditions. We believe our track record, transparency, and objectives demonstrate our unwavering commitment.

Gildan operates in a manner that ensures strong respect of human rights and high health and safety standards throughout our supply chain
Gildan is strongly committed to ensuring ethical apparel manufacturing through its adherence to leading labour practices and working conditions so that the human rights and dignity, as well as the health and safety, of all our employees are respected. These commitments are embodied, among other places, in Gildan's *code of conduct*, *human rights policy*, *code of ethics*, *global health & safety policy*, and the guidelines set out in our *social & sustainable compliance guidebook*. These policies can be found on our website at https://gildancorp.com/en/responsibility/respect-for-transparency/codes-and-policies/.

Respect for human rights	Employee safety and reducing workplace risk
Gildan, and its contractors, are required to safeguard employees' human rights by adopting and adhering to Gildan's *code of conduct.*	Gildan's workplace safety vision focuses on strengthening our occupational health and safety commitments and embracing a *zero harm culture* through the implementation of initiatives that build on our practices and make certain that our safety culture and working conditions are among the best in the industry.
The *code of conduct* encompasses the standards set forth by the International Labour Organization (ILO), the Fair Labor Association (FLA) and Worldwide Responsible Accredited Production (WRAP). The *code of conduct* unequivocally asserts our position on key industry risks such as child labour, forced labour, compensation, hours of work/overtime, health and safety, environment, freedom of association/collective bargaining, harassment or abuse, grievance procedures as well as non-discrimination.	Senior leaders across all business units track safety-related KPIs on a weekly basis, meet and report on safety incidents, and share lessons learned. Progress against health and safety KPIs is reviewed and reported to the HR committee of the board on a quarterly basis to ensure that risks are managed and mitigation is in place.
Gildan undertakes regular human rights due diligence to identify, prevent, and mitigate the risks of human rights violations not only in our own vertically-integrated operations, but also in the operations of our contractors.	In addition, Gildan is committed to transparency on key KPIs and reports on these indicators regularly through its ESG report.

As part of our *Next Generation ESG* strategy and targets, we have committed to human capital management targets, beyond diversity, which will have a direct benefit for factory workers across Gildan's operations, including in Honduras and Bangladesh.

One Global H&S System — ISO 45001 Certification: Specifically, we have committed to (1) continuing to ensure human rights are respected in our own operations and supply chain and are pushing health and safety performance to new standards by working to improve employee safety, and (2) reducing workplace risks across our operations by attaining the ISO 45001 certification at all Company-owned and operated facilities by 2028.

Mechanisms for raising workplace health and safety issues without fear of reprisal
The shareholder proposal suggests a reluctancy to raise workplace health and safety issues directly with Gildan for fear of reprisal. However, Gildan aims to ensure a safe work environment where employees may raise workplace health and safety issues without fear of reprisal.

Our grievance procedures include mechanisms that are promoted widely and openly to ensure confidential and safe communication between the Company and all its stakeholders to guarantee that labour and human rights are respected throughout all levels of our supply chain. All grievances are addressed in a systematic and confidential manner to ensure employees' privacy and protect them from reprisals. The commitment to non-retaliation and protection from reprisals is explicit in our ethics and compliance policies. These policies can be found at https://gildancorp.com/en/company/ethics-and-compliance/key-ethics-compliance-policies/

Gildan provides the following grievance mechanisms in its own facilities, and recommends to its business partners to provide at least one of these communication channels, in their facilities:

- **Open door policy**: Encourages employees to contact management on any matter and receive immediate feedback.
- **Suggestion boxes**: These can be situated in strategic areas of the facility (such as the production floor or cafeteria) where employees can provide written comments confidentially and anonymously.
- **Round tables**: Allow employees to share their opinions and contribute to the management of various workplace issues, including health and wellness, workplace safety, environment stewardship, human rights, and others.
- **Direct email contact** through the options provided on our Gildan corporate website and in our *whistleblowing policy for employees and external stakeholders*.
- **Ethics and Compliance Hotline**: Confidential and anonymous line managed by a third-party provider.
- **Digital grievance mechanism**: In 2022, Gildan began implementing a digital grievance mechanism in Gildan owned facilities.

In addition to the mechanisms listed above, the Governance committee and HR committee of Gildan's board of directors maintain strong oversight with respect to human rights and health and safety, receiving quarterly and other regular updates.

As reported in our 2021 ESG report, in 2021, we received 2,686 employee suggestions/grievances and resolved 2,631 of them. Grievances were primarily related to human resources matters such as cafeteria services, facility maintenance, and industrial relations. The remaining 55 suggestions are pending. Some relate to major investments or changes in procedure, so they require review and completion time.

Our *whistleblowing policy for employees and external stakeholders* provides our external stakeholders, such as community members, third-party manufacturing contractors and their employees, suppliers, non-governmental organizations, among others, clear guidelines for communicating or presenting grievances to the Company. In addition to concerns regarding health and safety issues (at Gildan owned or contractor facilities), employees can report confidentially and anonymously any concerns about violations of human rights practices, violations of Gildan's *code of conduct, code of ethics* or any other Company policy through the Ethics and Compliance Hotline.

In sum,
- Gildan has human capital management KPIs that are part of our *Next Generation ESG* strategy and targets. Progress towards these targets, along with health safety KPIs, are regularly reviewed by the board.
- Gildan operates in a manner that ensures strong respect for human rights and high health and safety standards in its operations and supply chain. Our ESG practices are industry leading.
- Employees have several avenues for raising health and safety workplace issues and are protected from reprisals. These avenues include a confidential Ethics and Compliance Hotline and direct channels of communication to the Chair of the Board and the chair of the Audit committee; and
- It is not desirable, nor appropriate, to make commitments in 2023 regarding a loan that will be negotiated in 2027, with the risk that events and circumstances may change. Moreover, Gildan has confirmed its commitment to the selection of appropriate KPIs based on the leading guidance and operational context at that time.

Accordingly, based on the strength of our current programs and incomplete information regarding any renewal of our sustainability-linked loan in 2027, Gildan's board of directors recommends that shareholders vote AGAINST the shareholder proposal.

Questions? Need help voting?

Please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors

Contact us

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